2025
ANNUAL
HIGHLIGHTS

C&N




CONTENTS



PRESIDENT&CEO

Progress at C&N is rarely defined by a single moment. It is built through steady, intentional work carried out day after day by teammates who care deeply about the customers and communities they serve. Throughout 2025, the C&N Team continued to show up with commitment, clarity, and heart. In a year shaped by continued change in the financial services industry, C&N once again demonstrated the strength of a business model rooted in relationships, disciplined strategy, and long-term thinking.

While financial markets and operating conditions continued to shift, our focus remained consistent: serve our customers well, manage risk responsibly and invest thoughtfully in our people, systems, and communities. That steady approach also guided the October 1st completion of our merger with Susquehanna Community Financial, Inc. (SCB), a significant milestone for C&N. The partnership with SCB expanded our footprint, added seven new offices, and brought together two organizations with strong cultural alignment and a shared commitment to community banking. It also strengthened our position as a leading community bank in Central Pennsylvania and enhanced our ability to create long-term value for our customers, teammates, and shareholders.

Operating Environment

The operating environment has a significant impact on C&N's potential for profitable growth and has been volatile and uncertain for several years. The new administration in Washington, D.C. ushered in changes in public policy that impacted events across the country and worldwide. Some could provide long term benefits for the banking industry, while others create near-term uncertainties and sharp reactions.

> "Progress at C&N is rarely defined by a single moment. It is built through steady, intentional work carried out day after day."

The economic environment in 2025 remained dynamic, with the Fed reducing short-term interest rates for the first time since the COVID pandemic, mounting cost pressures for households and businesses, and heightened competition across the financial services industry. Customers continued to seek stability, clarity, and trusted guidance to navigate personal and business financial decisions. At the same time, banks faced increasing demands related to cybersecurity, fraud prevention, and digital service expectations. These challenges require ongoing investment and constant attention. At C&N, we responded by expanding fraud-prevention tools, increasing education and training for both customers and teammates, and strengthening internal controls. Protecting the financial well-being of our customers and maintaining confidence in the banking system remain top priorities, and we continue to deploy the resources needed to meet those expectations.

Performance & Discipline

Against this backdrop, C&N delivered improving financial performance throughout the year. There is no longer a "normal" environment, so we seek to run a fundamentally sound company that is both resilient through volatile times and capable of delivering profitable growth.

Core earnings strengthened from the beginning of 2025, supported by expanding net interest margin, balanced loan and deposit growth, stable credit quality, and carefully managed operating expenses. In each of the first three quarters of the year, net income improved compared to the prior year, reflecting the benefits of consistent execution and long-term planning.

Generating and retaining core deposits remained an important focus, as competition for balances intensified. Through relationship-based outreach, expanded digital tools and personalized service, we maintained strong liquidity while supporting responsible loan growth across our markets. Credit quality remained solid, reflecting prudent underwriting standards and a deep understanding

of our borrowers' opportunities and challenges. Disciplined expense management also allowed us to continue investing in technology, facilities, and talent while improving efficiency. This balance between growth and discipline remains central to how we manage the organization and positions C&N for long-term success.

> "At the heart of our culture is a commitment to strengthening the places we call home."

Growth & Integration

Along with sustaining core strength and improving performance, much of our focus in 2025 centered on long-term alignment of the SCB franchise as an extension of C&N. Bringing together two community-focused organizations requires careful planning, clear communication and a shared commitment to doing what is right for customers, teammates and shareholders. Following the announcement of the deal in April, our combined teams worked diligently to ensure continuity of service, clarity for employees and consistency in how we support the communities we serve. From the beginning, professionalism and collaboration across both organizations were apparent. Our teams approached each phase of integration with care, recognizing that behind every system change and operational decision were customers depending on continuity and security, and employees expecting transparency and support. This sense of teamwork helped us maintain stability while building a unified operating model.

We were proud to welcome our new colleagues from Susquehanna to Wellsboro for orientation, where they experienced firsthand the leadership approach, culture and community focus that define C&N. These early connections helped lay the foundation for strong working relationships and reinforced the shared values that brought our organizations together in the first place.
As we settle into the systems conversion and operate as a unified organization, we do so with

> "THIS INTEGRATION IS NOT JUST ABOUT GROWTH. IT IS ABOUT STRENGTHENING OUR ABILITY TO DELIVER VALUE, DEEPEN RELATIONSHIPS, AND RESPOND TO EVOLVING NEEDS."

confidence in the combined strengths of our teams, enhanced regional presence, and broader service capabilities. This integration is not just about growth. It is about strengthening our ability to

deliver value, deepen relationships, and respond to the evolving needs of the people and businesses we serve across our footprint.

PEOPLE, PLACES & TECHNOLOGY

Beyond strategic growth, 2025 was also a year of continued investment in our people and infrastructure. We celebrated leadership transitions and promotions across key regions, expanded our Wealth Management team with experienced professionals, and opened our newly upgraded Newtown office. This modern, customer-focused space supports personal financial guidance and reflects our commitment to maintaining welcoming, accessible locations throughout our network.
We also continued to enhance our digital banking platforms to provide convenient, secure access to financial services. Customers expect to manage their finances anytime and anywhere, and we work to further enhance our digital tools to complement the personalized service available through our local teams.

Technology plays a critical role in both customer experience and risk management. Throughout the year, we continued strengthening cybersecurity measures, enhancing fraud detection capabilities, and refining internal systems to improve efficiency and responsiveness. These investments protect customer information while letting teammates focus more time on building relationships and giving guidance.

COMMUNITY & COMMITMENT

At the heart of our culture is our commitment to strengthening the places we call home. This year marked the 10th anniversary of Giving Back, Giving Together, a signature program that has become one of the most visible expressions of

C&N's community focus. During this decade of service, our teammates have raised more than $915,000, donated over 45,000 essential items, and volunteered more than 1,800 hours to support 262 local organizations.

> "THESE EFFORTS REFLECT MORE THAN STATISTICS. THEY REFLECT A CULTURE OF COMPASSION, GENEROSITY & SHARED RESPONSIBILITY."

These efforts reflect more than statistics. They reflect a culture of compassion, generosity, and shared responsibility for the well-being of our neighbors. Community involvement is not separate from our business mission. It is an extension of how we define success as a community bank.

In 2025, our Giving Back, Giving Together initiative focused on Honoring Our Heroes, supporting veterans and active-duty service members. Through partnerships with local organizations and direct support efforts, this initiative reflects our appreciation for those who serve and the families who support them. Once again, our teammates demonstrated creativity, dedication, and genuine care in bringing this cause to life.

LOOKING AHEAD WITH CONFIDENCE

As we look to the year ahead, we do so with confidence in both our strategy and our team. Our strong balance sheet, disciplined risk management, expanded franchise, and relationship-focused culture position us well to drive profitable growth while navigating change within the financial services industry.

While challenges will continue to emerge, we remain committed to thoughtful growth, responsible stewardship, and delivering consistent value to our customers, communities, and shareholders. Most importantly, we are supported by a team that believes in our mission and brings professionalism, integrity, and care to their work every day. 2025 was a year of meaningful progress and important transformation. We are grateful for the trust our customers place in us, the dedication of our teammates, and the continued support of our shareholders.

Together, we will continue building a stronger C&N, grounded in relationships, guided by purpose, and focused on creating lasting value for generations to come.

Thank you for your continued support.

J. Bradley Scovill
President and CEO



LEAD&GUIDE

CORPORATE OFFICERS



MARK A. HUGHES

Treasurer



ELIZABETH PIVIROTTO

Executive
Assistant to
the CEO



J. BRADLEY SCOVILL

President
&
CEO



GLENN JAMES

EVP & General
Counsel &
Corporate Secretary

OUR CORE VALUES

CLIENT-FOCUS

Consider your customer
in everything you do.

INTEGRITY

Do the right thing when
no one is looking.

TEAMWORK

Together we are
stronger.

EXCELLENCE

Do your best. Every day.
Every time.

RESPONSIBILITY & ACCOUNTABILITY

Work like you
own it.

RESPECT

Value one
another.

HAVE FUN!

Work hard! Play hard!
WIN!

EXECUTIVE TEAM



ALEX BALAGOUR

EVP &
Chief Information
Officer



KELLEY CWIKLINSKI

EVP & Chief
Commercial
Lending Officer



STAN R. DUNSMORE

EVP
& Chief
Credit Officer



HAL F. HOOSE, III

EVP &
Chief Revenue
Officer



MARK A. HUGHES

EVP &
Chief Financial
Officer



GLENN JAMES

EVP & General
Counsel &
Corporate Secretary



JOHN M. REBER

EVP & Chief Risk
Management
Officer



DAVID RUNK

EVP
& Strategic
Adviser



THOMAS L. RUDY, JR.

EVP
& Region
President



BLAIR T. RUSH

EVP
& Region
President



J. BRADLEY SCOVILL

President
&
CEO



TRACY E. WATKINS

EVP & Chief
Human Resource
Officer

BOARD OF DIRECTORS


TERRY L. LEHMAN, CPA
Chairman, Retired Certified Public Accountant


STEPHEN M. DORWART, CPA
Fischer Dorwart, P.C.


SUSAN E. HARTLEY*
Attorney at Law


BOBBI J. KILMER
Retired President & CEO, Claverack Rural Electric


LEO F. LAMBERT
Former President/ GM Fitzpatrick & Lambert, Inc.


ROBERT G. LOUGHERY
President, Nehemiah Development Company


FRANK G. PELLEGRINO
Owner & Developer, Carlton Associates, LLC


HELEN S. SANTIAGO, CPA
LaBarr and LaBarr


J. BRADLEY SCOVILL
President & CEO, C&N


KATHERINE W. SHATTUCK
Consultant, Managing Partner, Korn Ferry


AARON K. SINGER
President & CEO, Metalkraft Industries, Inc.


CHRISTIAN TRATE
President, W.A. DeHart, Inc.

*Retired September 2025

ADVISORY BOARD

North Region
John Abplanalp
Evan Barnes
Brian Bicksler
Cassi Blaney
James Capriotti
Laura Cimino
Matt DeCamp
Barney Farnsworth
Brandon Hackett
John Johnston
Lindsay Harding
Joe Kightlinger
Taunya Knolles Rosenbloom
J. Wesley Kocsis

Stephen Laudermilch
Danielle Lee
Scott Lewis
Kimberly Mastrantonio
Mary Owlett
Jeff Paul
Bill Saxe
Eric Schoonover
Derek Wheeland
Andrew Wilcox
Andrea Streich

Northcentral Region
Rob Beiter
Stan Cary
Nikki Crawford
Andrew Girio
Ben Meckbach
Jeff Patterson
Tyler Rhone
David Schall
Allison Staiman

Southcentral Region
Tom Baughman
Michael Charles
Daniel Cicala
Nick Hauck
Ryan Myers
Greg Saubel

Southeast Region
Kylie M. Bufty
Tim Lowery
Lou Quattrocchi
Gary Rubin
Mike Rush
Irv Stein
Chris Sturges
Joanne Tangney
Dave Thompson
James Watts



DOLLARS&SENSE

2025 QUARTERLY SHARE PRICE DATA



2025	HIGH	LOW	DIVIDEND DECLARED PER QUARTER
First quarter	$22.68	$17.85	$0.28
Second quarter	20.26	18.02	0.28
Third quarter	20.70	18.16	0.28
Fourth quarter	22.25	18.87	0.28

2024	HIGH	LOW	DIVIDEND DECLARED PER QUARTER
First quarter	$22.93	$17.20	$0.28
Second quarter	19.00	16.50	0.28
Third quarter	22.20	16.73	0.28
Fourth quarter	21.00	18.12	0.28

FIVE-YEAR SUMMARY
Operations Comparison



CASH DIVIDENDS DECLARED PER SHARE



ADJUSTED NET INCOME PER DILUTED COMMON SHARE (NON-GAAP)

INCOME STATEMENT (In Thousands)	2025	2024	2023	2022	2021
Interest and dividend income	$139,217	$128,078	$113,504	$92,647	$84,501
Interest expense	47,364	48,963	33,104	9,519	6,562
Net interest income	91,853	79,115	80,400	83,128	77,939
Provision for credit losses	6,073	2,195	186	7,255	3,661
Net interest income after provision for credit losses	85,780	76,920	80,214	75,873	74,278
Noninterest income excluding securities gains (losses)	30,814	29,209	27,453	24,412	25,857
Net realized gains (losses) on available-for-sale debt securities	38	0	(3,036)	20	24
Merger-related expenses	7,940	0	0	0	0
Noninterest expense excluding merger-related expenses	80,049	74,258	74,148	67,955	62,472
Income before income tax provision	28,643	31,871	30,483	32,350	37,687
Income tax provision	5,216	5,913	6,335	5,732	7,133
Net income	$23,427	$25,958	$24,148	$26,618	$30,554
Net income attributable to common shares	$23,245	$25,747	$23,962	$26,381	$30,313

PER COMMON SHARE DATA	2025	2024	2023	2022	2021
Basic and diluted earnings per share	$1.46	$1.69	$1.57	$1.71	$1.92
Cash dividends declared per share	**$1.12**	**$1.12**	**$1.12**	**$1.12**	**$1.11**
Book value per common share at period-end	$19.17	$17.84	$17.15	$16.07	$19.13
Tangible book value per common share at period-end (1)	$15.11	$14.33	$13.59	$12.54	$15.63
Weighted average common shares outstanding - basic	15,949,789	15,262,504	15,241,859	15,455,432	15,765,639
Weighted average common shares outstanding - diluted	15,949,789	15,262,504	15,241,859	15,458,531	15,771,955

EARNINGS PERFORMANCE - ADJUSTED FOR MERGER-RELATED EXPENSES (NON-GAAP[1])	2025	2024	2023	2022	2021
Adjusted net income (In Thousands)	$29,546	$25,747	$23,962	$26,381	$30,313
Adjusted net income per diluted common share	**$1.85**	**$1.69**	**$1.57**	**$1.71**	**$1.92**

PRE-TAX, PRE-PROVISION NET REVENUE (PPNR) - NON-GAAP (In Thousands)[1]	2025	2024	2023	2022	2021
Pre-tax, pre-provision net revenue (In Thousands)	$44,147	$34,885	$34,624	$40,811	$42,459

[1]See reconciliation of amounts presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP) to non-GAAP measures.

FIVE-YEAR SUMMARY
End of Period Balances



DEPOSITS
(In Thousands)



STOCKHOLDERS' EQUITY
(In Thousands)

KEY RATIOS

KEY RATIOS	2025	2024	2023	2022	2021
Return on average assets	0.85%	1.00%	0.98%	1.12%	1.32%
Return on average equity	7.87%	9.76%	9.72%	10.04%	10.14%
Average equity to average assets	10.85%	10.29%	10.09%	11.17%	12.99%
Adjusted net income - excluding merger-related expenses as a percentage of:					
Average assets[1]	1.09%	1.00%	0.98%	1.12%	1.32%
Average equity[1]	10.00%	9.76%	9.72%	10.04%	10.14%
PPNR as a percentage of:					
Average assets[1]	1.61%	1.35%	1.41%	1.72%	1.83%
Average equity[1]	14.83%	13.12%	13.93%	15.39%	14.10%
Net interest margin[1,2]	3.61%	3.30%	3.47%	3.77%	3.69%
Efficiency[1]	64.27%	68.04%	69.51%	62.48%	59.54%
Cash dividends as a % of diluted earnings per share	76.71%	66.27%	71.34%	65.50%	57.81%
Tier 1 leverage	9.32%	9.80%	9.87%	10.11%	10.53%
Tier 1 risk-based capital	12.19%	13.56%	13.27%	13.43%	15.22%
Total risk-based capital	14.45%	15.95%	15.67%	15.72%	18.21%
Tangible common equity/tangible assets[1]	8.80%	8.65%	8.45%	8.11%	10.84%
Nonperforming assets/total assets	1.06%	0.92%	0.75%	1.04%	0.94%
Nonperforming loans/total loans	1.40%	1.26%	0.99%	1.46%	1.36%
Allowance for credit losses/total loans	1.32%	1.06%	1.04%	0.95%	0.87%
Net charge-offs/average loans	0.08%	0.09%	0.01%	0.26%	0.09%

[1]See reconciliation of amounts presented in accordance with U.S. Generally Accepted Accounting Principles (GAAP) to non-GAAP measures.
[2]Rates of return on tax-exempt securities and loans are calculated on a fully-taxable equivalent basis.

FIVE-YEAR SUMMARY
End of Period Balances





END OF PERIOD BALANCES (Dollars In Thousands)	2025	2024	2023	2022	2021
Available-for-sale debt securities	$506,575	$402,380	$415,755	$498,033	$517,679
Gross loans	2,354,365	1,895,848	1,848,139	1,740,040	1,564,849
Allowance for credit losses on loans	31,048	20,035	19,208	16,615	13,537
Total assets	3,132,469	2,610,653	2,515,584	2,454,307	2,327,648
Deposits	2,564,716	2,093,909	2,014,806	1,997,593	1,925,060
Borrowings, senior notes and subordinated debt	189,472	207,669	211,759	181,781	77,555
Stockholders' equity	341,714	275,284	262,381	249,325	301,405
Accumulated other comprehensive (loss) income	(22,795)	(36,761)	(38,437)	(49,878)	5,026
Common shares outstanding	17,823,444	15,433,494	15,295,135	15,518,819	15,759,090

AVERAGE BALANCES (In Thousands)	2025	2024	2023	2022	2021
Total assets	2,743,384	2,583,106	2,462,856	2,372,788	2,319,234
Earning assets	2,570,590	2,423,483	2,341,617	2,240,199	2,145,475
Gross loans	2,019,117	1,881,122	1,792,149	1,628,094	1,596,756
Deposits	2,227,784	2,057,570	1,971,926	1,980,412	1,905,400
Stockholders' equity	297,641	265,884	248,494	265,093	301,226

WEALTH MANAGEMENT DATA
The following table presents summarized financial data for C&N Wealth Management.





WEALTH MANAGEMENT (In Thousands)	2025	2024	2023	2022	2021
Assets	$1,468,691	$1,347,853	$1,188,082	$1,063,615	$1,232,919
Revenue	$8,212	$7,928	$7,413	$6,994	$7,234

INVESTMENTS (In Thousands)	2025	2024	2023	2022	2021
Mutual Funds	$137,582	$134,115	$111,457	$90,447	$95,427
Stocks	306,572	273,376	230,120	207,227	250,765
Bonds	915,561	829,671	732,876	680,475	797,336
Savings and money market funds	96,698	100,674	98,919	69,352	75,140
Real Estate	6,248	4,705	8,796	9,294	6,012
Miscellaneous	0	15	15	84	94
Mortgages	6,030	5,297	5,899	6,736	8,145
Total	$1,468,691	$1,347,853	$1,188,082	$1,063,615	$1,232,919

ACCOUNTS (In Thousands)	2025	2024	2023	2022	2021
Pension/profit sharing	$583,403	$548,066	$452,395	$424,157	$498,714
Investment management	521,521	488,644	418,393	345,753	391,777
Trusts	213,111	193,275	201,450	192,426	227,821
Custody	141,553	111,229	103,906	94,769	104,562
Guardianships	5,200	4,502	4,028	3,421	3,852
Estates	3,903	2,137	7,910	3,089	6,193
Total	$1,468,691	$1,347,853	$1,188,082	$1,063,615	$1,232,919

Some products are not FDIC insured or guaranteed, not a deposit or other obligation of the bank, not guaranteed by the bank and are subject to investment risk, including possible loss of the principal amount invested and are not insured by any other federal government agency.



AWARDS& RECOGNITION

C&N Awards & Honors

American Bankers Association (ABA) Foundation Community Commitment Awards

- **Community & Economic Development** - Giving Back, Giving Together – Honorable Mention
- **Protecting Older Americans** - C&N's MoneyArmor Program - Honorable Mention
- **Financial Education** - C&N's Financial Wellness Program – Certificate of Recognition
- **George Bailey Distinguished Service** – Certificate of Recognition for Shari Bolt

2025 Community Choice Awards

- Best Bank nominee & Top 3 Finalist - Corning Leader & Elmira Star-Gazette

BauerFinancial Rating

- 5-Star Rating in all four quarters of 2025

Ampersand Awards (People Awards)

Ampersand Achiever Award – Performance & Production



Mike Kilgour - VP & Senior Commercial Lending Relationship Manager was selected as this year's recipient of the Ampersand Achiever Award for his outstanding performance and measurable impact throughout 2025. Mike delivered exceptional business results, surpassing his annual goals. Beyond the impressive numbers, Mike's success reflects his consistent execution of the C&N Relationship Model, building deep trust with clients and strengthening C&N's presence in the southcentral region. His focus, drive, and commitment to results exemplify what this award is designed to honor.

Ampersand Ambassador Award – Spirit & Culture



Shari Bolt - Quality Control Team Leader, received the Ampersand Ambassador Award for the exceptional impact she makes on C&N's culture and community. As a leader in our Giving Back, Giving Together program, Shari has helped guide the Admin Building team to raise more than $25,000 and has personally contributed over 40 hours of volunteer time since joining C&N in 2022. She extends this care beyond organized events, continuing to support former Shared Home residents and staying actively involved in our Culture Committee/Impact Team, where she brings creative ideas and consistent encouragement. In her role as Quality Control Team Leader, Shari balances accountability with recognition—uplifting teammates while driving improvements. She truly embodies C&N's Core Values.

The Teri L. Mitchell Scholarship



The Teresa (Teri) L. Mitchell Scholarship honors Teri's 37 years of devoted service at C&N, encapsulating her commitment to professional growth. Established in her memory, the scholarship supports C&N teammates displaying dedication to ongoing professional development and a strong work ethic.

Congratulations to the 2025 Scholarship winners, embodying the values cherished by Teri. This legacy scholarship provides recipients with the opportunity to attend the PA Bankers Association's Women in Banking Conference, echoing Teri's appreciation for educational opportunities.

• **Christina Ricco**	• **Tonya Mowery**	• **Courtney Webster**
• **Amanda Seeley**	• **Tracy Rooke**	• **Kate Shepherd**

Ampersand Alliance Award – Collaboration & Progress

The Accounting Department was honored with the Ampersand Alliance Award for demonstrating exceptional collaboration, dedication, and execution throughout 2025. This team worked tirelessly behind the scenes, managing high volumes and complex priorities with precision and professionalism. Their leadership was instrumental in two significant organizational milestones: the rapid turnaround of our acquisition and the successful system conversion from FTI to Prologue. Both initiatives required crossfunctional partnership, technical expertise, and unwavering focus, qualities the Accounting team consistently brings to their work.

Teammate Certifications & Degree

- **Amber Adriance** – Fair Lending Expert (FLE)
- **Kimberly Bunting** – Project Management Professional (PMP) certification
- **Stacy Fromhold** – Salesforce Business Analyst Certification
- **Liz Johnson** - PA Bankers School of Banking
- **Jill Pino** - PA Bankers School of Banking
- **Jeff Richardson** – Series 7 licensure & 66 Certification
- **Ryan Satalin** – ABA Stonier Graduate
- **Kristen Sommer** – 2025 UKG Most Valuable Neighbor (1 of 26 globally)
- **Aaron Walden** – PA Bankers Advanced School of Banking (Honors)
- **Dusty Zeyn** – Doctorate in Public Administration (DPA)

Professional Development

Leadership Training

- **Kori Casselberry** – Leadership Tioga County
- **Katie Clemens** – Leadership Tioga County
- **Kelsey House** – Leadership Tioga County
- **Ryan Satalin** – Wharton Leadership Certificate
- **Kate Shepherd** – Dale Carnegie Leadership Course

Industry Appointments & Achievements

- **Greg Adamson** – Appointed to PaBPAC Board of Directors
- **Earl Clevenstine** – Bankers Settlement Services Award for Most Premium Referred
- **Kate Shepherd** – Appointed to Board of Directors, Habitat for Humanity of Bucks County



Service Milestones

Throughout the year, we gathered across our footprint to honor the dedication, loyalty, and contributions of our C&N teammates. From new faces to familiar ones, these Service Celebrations recognized milestone anniversaries and the many ways our colleagues have helped shape our success. Just as importantly, they gave us the opportunity to come together, connect, and celebrate the people who make C&N what it is.

35 Years
Kathleen Heimbach

30 Years
Kimberlea Geci

25 Years
Mark Hughes
Melanie Kellogg
Philip Prough
Thomas Rudy Jr.
Dawn Shoemaker
Janelle Tombs
Michael Wetzel, Jr.

20 Years
Cody Bowen
Kevin Dougherty
Sara Jennings
Linda Macensky
Samantha Pecynski
Brian Tevlin

15 Years
Barbara Soderberg

10 Years
Katelyn Ackley
Gregory Adamson
Kelley Cwiklinski
Kevin Fischer
Kimberly Gardner

10 Years
Thomas Howley
Christopher Hume, Jr.
Daniel Miller
Lisbeth Reed
Brittany Rouse
Brad Scovill
Kate Shepherd
Cory Snyder
Nicole Wilson
Francine Wismer
Kathy Yeggle

5 Years
Amy Adams
Amber Adriance
Bryan Bailey
Marissa Berthiaume
Meagan Bump
Scott Clark
Gina Greenfield
Lacey Kennedy
Amber Kosa
Emily Kreisler
Kelly Macensky
Tammy McCauley
Tracy Merrick
Karmen Persing
Gwendolin Plaskin
Rochelle Stack
Ashley Stover
Jared Thoman

Promotions

Kimberly Bunting – AVP & Senior Project Manager
Andrew Bradley – Facilities Maintenance Manager
Valerie Cain – VP & SE Market Retail Personal Banking Manager
Emily Cavanaugh – Wealth Management Operations Specialist I
Michaela Cevette – Commercial Lending Portfolio Manager
Rachael Clark – SVP & Regional Market Leader
Felicia Crumb – Deposit Operations Coordinator
Vanessa Day –VP & Loan Origination Manager
Anthony Diasparra – AVP & Commercial Resource Recovery Specialist
Deana Fillmore – Deposit Operations Specialist I
Kevin Fischer – VP & Payments Manager
Stephanie Frey – Business Banking Support Specialist
Meghan Geiser – VP & Deposit Servicing Manager
Gina Greenfield – Consumer Loan Servicing Specialist II
Shawn Harbaugh – SVP & Director of Data & Analytics
Amber Heverly – Community Office Manager II
Eric Horner – Credit Analyst I to Credit Analyst II
Christopher Hume – Senior Integration Engineer
Hailey Jayne – Universal Banker
Will Kadri – VP & Small Business Banking Manager
Melinda Kilburn – Treasury & Reconciliation Accountant
Brandie Levanowitz-Boineau – Deposit Operations Specialist II
Jodi Lovett – Wealth Management Operations Specialist II
Travis Marzo – SVP & Director of IT Operations
Tracy Merrick – Universal Client Contact Specialist II
Peter Miklos – EVP & Region President
Alyssa Morey – AVP & Community Office Manager I
Azariah Parmer - VP & Commercial Lending Relationship Manager I
Ed Penner – AVP & Senior Financial Consultant and Trust Officer
Gwen Plaskin – VP & Senior Business Banking Officer/ Community Office Manager, II
Carly Reigel – Branch Operations Specialist
Tracy Rooke – Trust Officer
Allison Sargent – AVP & Community Office Manager II
Amber Schwab – AVP & Small Business Lender
Deb Sharretts - HR Generalist II
Rochelle Stack – Bank Secrecy Act (BSA) Specialist
Jessica Sweet – Wealth Management Operations Specialist II
Amanda Wilson – Deposit Operations Specialist I

Retirements

52 Years
Thomas Maclin, Doylestown

45 Years
Joan Rohe, Towanda

37 Years
Justin Krellner, Coudersport

35 Years
William Holmes, Troy

25 Years
Janice Wilcox, Wellsboro

24 Years
Ruth Wilkinson, Wellsboro

23 Years
Linda Gordner, Muncy

21 Years
Amy Bowser, Wellsboro

18 Years
Kerry Bliler, Jersey Shore

14 Years
Traci Spencer, East Smithfield

10 Years
Amy Ward, Troy

9 Years
Diana Carson, Jersey Shore

6 Years
Jeffrey Snyder, York

5 Years
Tina King, Wellsboro



COMMUNITY& COMMITMENT

Giving Back, Giving Together
A Decade of Impact

Giving Back, Giving Together is built on one powerful idea. When teammates unite around a shared cause, meaningful change follows. Since the program began nearly a decade ago, C&N teammates have raised more than $915,000, supported 262 nonprofit organizations, and dedicated thousands of hours to causes that matter most across our footprint.



Each year, teammates select a cause with strong local ties, ensuring every dollar raised stays in the communities we serve. Over time, GBGT has supported initiatives focused on children and families, food insecurity, military servicemembers, seniors, and health-related causes. The result is a legacy of care that extends far beyond a single giving year.

During the 2024–2025 giving year, teammates rallied around a cancer-focused cause, raising more than $108,000 to support 10 local organizations providing direct assistance to patients and families. In addition to financial contributions, teammates volunteered their time, strengthened nonprofit partnerships, and helped raise awareness for critical services in their communities.

Giving Back, Giving Together
By the Numbers



10 Years
A decade of community impact, powered by our teammates

$915,000
Raised since the program began

262
Nonprofit partners supported

45,000+
Essential items donated

1,800+
Volunteer hours contributed

$108,000+
Raised in the 2024–2025 giving year

10 local
Organizations supported through this year's cancer-focused cause

Every $1
Raised stays local, strengthening the communities where we live & work.


C&N
BANKING
LENDING
WEALTH MANAGEMENT
MoneyArmor:
AI Scams Targeting Seniors
2025

What makes GBGT special is its consistency. Participation and giving have grown steadily over time, with average annual contributions averaging $104,000 over the last five years. The result is a program that is both deeply personal and sustainably impactful, powered by teammates who believe in showing up year after year.

Centsable: Financial Wellness

Knowledge That Builds Confidence

C&N's commitment to community extends beyond charitable giving. Financial wellness is foundational to long-term stability, and education plays a vital role in helping individuals navigate life's financial decisions with confidence.

Through our partnership with the American Bankers Association, C&N teammates actively participate in national financial education initiatives that bring practical, age-appropriate learning directly into our communities. In 2025, these efforts reached individuals at every stage of life, from elementary classrooms to community libraries.

Teammates connected with 1,441 children through Teach Children to Save, helping young learners build healthy saving habits early. Through Get Smart About Credit, 264 students gained a better understanding of credit, borrowing, and financial responsibility. In addition, a senior-focused presentation at the Doylestown Library provided guidance on staying safe online, addressing fraud prevention and digital security.

These in-person efforts are reinforced by a robust suite of digital resources, including articles, calculators, videos, and interactive tools. By aligning education with monthly awareness themes and real-life milestones, C&N helps make financial topics more accessible, timely, and relevant. We recognize there is rarely one right answer, only informed choices.

By meeting people where they are, in classrooms, libraries, and online, we help turn financial knowledge into lifelong confidence.

Centsable: Financial Wellness

By the Numbers

Empowering confidence at every stage of life

1,441
Children educated through "Teach Children to Save"

264
Teens educated through Get Smart About Credit

11,197
Financial education articles read in 2025

9,452
Unique visitors to our financial wellness library

329
Interactive online financial wellness coaching sessions in 2025.

Moving Forward, Together

Whether through hands-on giving or meaningful education, C&N remains committed to strengthening the communities we serve. By pairing compassion with expertise and action with accountability, we continue to make an impact that is measurable, sustainable, and deeply rooted in local connection.

This is what community banking looks like. Working together, giving together, and building a stronger future for all.

GAAP TO NON-GAAP RECONCILIATIONS
(Dollars in Thousands)

TANGIBLE COMMON BOOK VALUE	2025	2024	2023	2022	2021
Total assets	$3,132,469	$2,610,653	$2,515,584	$2,454,307	$2,327,648
Less: Intangible asset, Goodwill	(63,311)	(52,505)	(52,505)	(52,505)	(52,505)
Less: Intangible asset, Core Deposit Intangibles, net	(11,573)	(2,080)	(2,469)	(2,877)	(3,316)
Tax effect of Core Deposit Intangibles, net	2,546	458	518	604	696
Tangible assets	$3,060,131	$2,556,526	$2,461,128	$2,399,529	$2,272,523
Total stockholders' equity	341,714	275,284	262,381	249,325	301,405
Less: Intangible asset, Goodwill	(63,311)	(52,505)	(52,505)	(52,505)	(52,505)
Less: Intangible asset, Core Deposit Intangibles, net	(11,573)	(2,080)	(2,469)	(2,877)	(3,316)
Tax effect on Core Deposit Intangibles, net	2,546	458	518	604	696
Tangible common equity	$269,376	$221,157	$207,925	$194,547	$246,280
Tangible common equity/Tangible assets - Non-GAAP	8.80%	8.65%	8.45%	8.11%	10.84%
Common shares outstanding, end of year	17,823,444	15,433,494	15,295,135	15,518,819	15,759,090
Tangible common book value per share - Non-GAAP	$15.11	$14.33	$13.59	$12.54	$15.63

EARNINGS PERFORMANCE - ADJUSTED FOR MERGER - RELATED EXPENSES:	2025	2024	2023	2022	2021
Net income - GAAP	$23,427	$25,958	$24,148	$26,618	$30,554
Add: Merger-related expenses	7,940	0	0	0	0
Less: Tax effect of merger-related expenses	(1,590)	0	0	0	0
Adjusted net income - non-GAAP	$29,777	$25,958	$24,148	$26,618	$30,554
Adjusted net income attributable to common shares - non-GAAP	$29,546	$25,747	$23,962	$26,381	$30,313
Weighted average common shares outstanding - diluted	15,949,789	15,262,504	15,241,859	15,458,531	15,771,955
Net income per diluted common share - GAAP	$1.46	$1.69	$1.57	$1.71	$1.92
Adjusted net income per diluted common share - Non-GAAP	$1.85	$1.69	$1.57	$1.71	$1.92

GAAP TO NON-GAAP RECONCILIATIONS
(Dollars in Thousands)

PRE-TAX, PRE-PROVISION NET REVENUE (PPNR)	2025	2024	2023	2022	2021
Net income - GAAP	$23,427	$25,958	$24,148	$26,618	$30,554
Add: Provision for income taxes	5,216	5,913	6,335	5,732	7,133
Add: Provision for credit losses	6,073	2,195	186	7,255	3,661
Add (Less): Realized losses (gains) on available-for-sale debt					
securities	(38)	0	3,036	(20)	(24)
Add: Merger-related expenses	7,940	0	0	0	0
Add: Professional fees expense - core system contract					
negotiation	647	0	0	0	0
Add: Adjustments to reflect net interest income on a fully taxable-					
equivalent basis	882	819	919	1,226	1,135
PPNR - Non-GAAP	$44,147	$34,885	$34,624	$40,811	$42,459

NET INTEREST INCOME	2025	2024	2023	2022	2021
Net interest income - GAAP	$91,853	$79,115	$80,400	$83,128	$77,939
Add: fully taxable-equivalent adjustment on tax-exempt securities	317	271	388	720	673
Add: fully taxable-equivalent adjustment on tax-exempt loans	565	548	531	506	462
Net interest income, fully taxable-equivalent - Non-GAAP	$92,735	$79,934	$81,319	$84,354	$79,074

EFFICIENCY RATIO	2025	2024	2023	2022	2021
Net interest income on a fully taxable-equivalent basis - non-GAAP	$92,735	$79,934	$81,319	$84,354	$79,074
Noninterest income excluding securities gains (losses)	30,814	29,209	27,453	24,412	25,857
Less: Enhancement fee on Bank-Owned Life Insurance	0	0	(2,100)	0	0
Total revenues, as adjusted(1)	123,549	109,143	106,672	108,766	104,931
Noninterest expense excluding merger-related expenses	80,049	74,258	74,148	67,955	62,472
Less: Professional fees expense - core system contract					
negotiation	(647)	0	0	0	0
Total expenses, as adjusted (2)	79,402	74,258	74,148	67,955	62,472
Efficiency Ratio = (2)/(1) - Non-GAAP	64.27%	68.04%	69.51%	62.48%	59.54%

C&N
BANKING
LENDING
WEALTH MANAGEMENT

cnbankpa.com | 877.838.2517

Member FDIC   EQUAL HOUSING LENDER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended <u>December 31, 2025</u>

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____.

Commission file number: 0-16084

CITIZENS & NORTHERN CORPORATION

(Exact name of Registrant as specified in its charter)

<u>PENNSYLVANIA</u>	<u>23-2451943</u>
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

<u>90-92 MAIN STREET, WELLSBORO, PA 16901</u>
(Address of principal executive offices) (Zip code)

<u>570-724-3411</u>
(Registrant's telephone number including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock Par Value $1.00	CZNC	NASDAQ Capital Market

Securities registered pursuant to section 12(g) of the Act: <u>None</u>

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates at June 30, 2025, the last business day of registrant's most recently completed second fiscal quarter, was $280,273,757.

The number of shares of common stock outstanding at March 2, 2026 was 17,910,243.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement for the annual meeting of its shareholders to be held April 23, 2026 are incorporated by reference into Parts III and IV of this report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

Citizens & Northern Corporation ("Corporation") is a bank holding company whose principal activity is community banking. The Corporation's principal office is located in Wellsboro, Pennsylvania. The largest subsidiary is Citizens & Northern Bank ("C&N Bank" or the "Bank"). The Corporation's other wholly-owned subsidiaries are Citizens & Northern Investment Corporation and Bucktail Life Insurance Company ("Bucktail"). Citizens & Northern Investment Corporation was formed in 1999 to engage in investment activities. Bucktail reinsures credit and mortgage life and accident and health insurance on behalf of C&N Bank.

C&N Bank is a Pennsylvania banking institution that was formed by the consolidation of Northern National Bank of Wellsboro and Citizens National Bank of Towanda in 1971. C&N Bank has operated under its current name since May 6, 1975, at which time C&N Bank changed its charter from a national bank to a Pennsylvania bank. The Bank has expanded its presence over the past several decades through a series of mergers as well as by opening new branch and lending offices and providing access to banking services via the internet and through ATMs. At December 31, 2025, the Bank had 35 branch offices, including 28 in the Northern tier/Northcentral region of Pennsylvania, 1 in the Southern tier of New York State, 4 in Southeastern Pennsylvania (3 in Bucks County and 1 in Chester County) and 2 in Southcentral Pennsylvania (York and Lancaster). In addition to its branch locations, the Bank has a lending office in Elmira, New York.

On October 1, 2025, the Corporation completed its previously announced merger with Susquehanna Community Financial, Inc. ("Susquehanna"). Susquehanna was the parent company of Susquehanna Community Bank, with seven banking offices located in Lycoming, Northumberland, Snyder and Union counties in Pennsylvania. Pursuant to the Agreement and Plan of Merger dated April 23, 2025 between the Corporation and Susquehanna, Susquehanna merged with and into the Corporation, with the Corporation as the surviving corporation in the Merger. Immediately following the completion of the Merger, Susquehanna Community Bank, the wholly owned subsidiary of Susquehanna, merged with and into C&N Bank, with C&N Bank surviving. The Corporation issued 2,272,948 shares of common stock to the former Susquehanna stockholders resulting in total merger consideration valued at $44.6 million. Management believes the combination creates additional scale in central Pennsylvania and further diversifies its loan portfolio and funding base, thus increasing resiliency and efficiency.

Since 2019, the Corporation has expanded into Southeastern Pennsylvania by acquisitions and Southcentral Pennsylvania by opening new branches. The Corporation acquired Covenant Financial, Inc. ("Covenant"), effective July 1, 2020. Covenant was the parent company of Covenant Bank, a commercial bank which operated a community bank office in Bucks County, Pennsylvania and another in Chester County, Pennsylvania. The Covenant acquisition followed the 2019 acquisition of Monument Bancorp, Inc. ("Monument"), a commercial bank with offices in Bucks County. In Southcentral Pennsylvania, in 2021, the Corporation converted the lending office in York, Pennsylvania to a full-service branch and established a new branch in Lancaster, Pennsylvania. Mainly as a result of the acquisitions and subsequent growth in the newer markets, the Corporation's consolidated total assets at December 31, 2025 increased to $3.1 billion, up 89% from the corresponding total at December 31, 2019. Similarly, gross loans of $2.4 billion at December 31, 2025 were up 99% from December 31, 2019 and total deposits of $2.6 billion were up 105% from December 31, 2019.

C&N Bank provides an extensive range of banking services, including deposit and loan products for personal and commercial customers. The Bank also provides wealth management services through its trust department and C&N Financial Services, LLC ("CNFS"). The trust department offers a wide range of financial services, such as 401(k) plans, retirement planning, estate planning, estate settlements and asset management. CNFS, a wholly-owned subsidiary of the Bank, is a licensed insurance agency that provides insurance products to individuals and businesses and through a broker-dealer arrangement, offers mutual funds, annuities, educational savings accounts and other investment products through registered agents. CNFS's operations are not significant in relation to the total operations of the Corporation.

Northern Tier Holding LLC acquires, holds and disposes of real property acquired by the Bank through foreclosure procedures. C&N Bank is the sole member of Northern Tier Holding LLC.

All phases of the Bank's business are competitive. The Bank competes with fintech and other online financial institutions, local commercial banks headquartered in our market areas and other commercial banks with branches in our market areas. Many of the online financial institutions and some of the banks that have branches in our market areas are larger in overall size. With respect to lending activities and attracting deposits, the Bank also competes with savings banks, savings and loan associations, insurance companies, regulated small loan companies and credit unions. Also, the Bank competes with mutual funds, exchange-traded funds and other investment vehicles for deposits. C&N Bank competes with insurance companies, investment counseling firms, mutual funds and other business firms and individuals for trust, investment management, brokerage and insurance services. The Bank is generally competitive with all financial institutions in our service areas with respect to interest rates paid on time and savings deposits, service charges on deposit accounts and interest rates charged on loans. The Bank serves a diverse customer base and is not economically dependent on any small group of customers or on any individual industry.

At December 31, 2025, C&N Bank had total assets of $3,121,869,000, total deposits of $2,584,952,000 and net loans outstanding of $2,323,317,000.

Most activities of the Corporation and its subsidiaries are regulated by federal or state agencies. Our primary regulatory relationships are as follows:

- The Corporation is a bank holding company formed under the provisions of Section 3 of the Federal Reserve Act. The Corporation is under the direct supervision of the Federal Reserve and must comply with the reporting requirements of the Bank Holding Company Act of 1956.

- C&N Bank is a state-chartered, Federal Reserve member bank, supervised by the Federal Reserve Bank of Philadelphia and the Pennsylvania Department of Banking and Securities.

- The Pennsylvania Department of Insurance regulates CNFS's insurance activities. Brokerage products are offered through third party networking agreements.

- Bucktail is incorporated in the state of Arizona and supervised by the Arizona Department of Insurance.

A copy of the Corporation's annual report on Form 10-K, quarterly reports on Form 10-Q, current events reports on Form 8-K, and amendments to these reports, are available, free of charge, through the Corporation's web site at www.cnbankpa.com. These reports, as well as any amendments thereto, are posted on our website as soon as reasonably practicable after they are electronically filed with the SEC. The information contained on our website or in any websites linked by our website is not a part of this 2025 Annual Report on Form 10-K.

Human Capital

The Corporation's Board of Directors and executive leadership team have established the following mission, vision and values:

   Mission: Creating value through lifelong relationships with our customers, teammates, shareholders and communities.

   Vision: Every customer says "C&N is the ONLY bank I need."

   Values: Teamwork, Respect, Responsibility and Accountability, Excellence, Integrity, Client Focus, Have Fun.

We recognize that our ability to create value on a consistent basis is highly dependent upon the effectiveness of our team.

The Corporation's key human capital management objectives are to attract and retain diverse raw and seasoned talent that fits our values and culture. Our talent strategy focuses on acquiring new employees through branding and outreach programs, developing employees through a robust onboarding program, ongoing training, and performance management, and retaining employees through recognition, engagement, and an attractive total rewards package. At December 31, 2025, the Corporation had 460 full-time equivalent employees.

At C&N Bank, we are committed to creating value through relationships. At the heart of this mission is a promise of excellence in service to all people, as demonstrated by our commitment to equity of opportunity, inclusion and our fostering of a spirit of belonging. We live our values of respect, integrity and excellence by creating access and providing support to help our diverse constituents of customers, teammates, shareholders and communities in achieving their financial goals. We embrace inclusion of all of our stakeholders as an important component of our vision to be the ONLY bank our customers need.

Compensation and Benefits

The Corporation offers competitive compensation to attract and retain talent. Our generous total rewards package includes market-competitive salary, bonuses or sales commissions, short-term and long-term equity incentives, healthcare and retirement benefits, and paid time off. Employees have regular performance reviews and receive salary raises commensurate with performance. Employees have access to a holistic suite of items within our employee assistance program that caters to physical, emotional, and mental wellbeing for the employee and their family.

Training and Development

The Corporation provides a robust training and development program that supports our culture, prepares employees for their immediate role, develops them for long term success at the Bank and supports personal enrichment. We offer functional training, culture building exercises, personal development, C&N Bank history, C&N Bank integration and ongoing technical training throughout each year. Employees also have access to additional educational and development opportunities including tuition reimbursement and certification programs.

Communication and Engagement

At C&N, we believe in the importance of employee communication and engagement. We utilize several methods to foster engagement, including activities such as Employee Recognition programs, Service Anniversary Awards, Bank wide monthly calls, semi-annual Bank wide events, annual employee surveys, focus groups, daily huddles, and the Giving Back, Giving Together community service program. We believe keeping our team well informed, connected, and appreciated adds to the success of our organization.

ITEM 1A. RISK FACTORS

The Corporation is subject to the many risks and uncertainties applicable to all banking companies, as well as risks specific to the Corporation's geographic locations. Although the Corporation seeks to effectively manage risks, and maintains a level of equity that exceeds the banking regulatory agencies' thresholds for being considered "well capitalized" (see Note 18 to the consolidated financial statements), management cannot predict the future and cannot eliminate the possibility of credit, operational or other losses. Accordingly, actual results may differ materially from management's expectations. We believe that the Corporation's most significant risks and uncertainties are discussed below.

Risk Related to Acquisition Activity – As described in Item 1, the Corporation has completed three acquisitions of banking companies in 2025, 2020 and 2019 (Susquehanna, Covenant and Monument) and expanded its geographic footprint in Northcentral, Southcentral, and Southeastern Pennsylvania. Further, management intends to continue to pursue additional acquisition opportunities. Potential acquisitions may disrupt the Corporation's business and dilute shareholder value. We regularly evaluate merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions and financial service companies. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including: potential exposure to unknown or contingent liabilities of the target company, exposure to potential asset quality issues of the target company, difficulty and expense of integrating the operations and personnel of the target company, potential disruption to the Corporation's business, potential diversion of management's time and attention, the possible loss of key employees and customers of the target company, difficulty in estimating the value of the target company and potential changes in banking or tax laws or regulations that may affect the target company. Acquisitions may involve the payment of a premium over book and market values, and, therefore, some dilution of the Corporation's tangible book value and earnings per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue projections, cost savings, increases in geographic or product presence, and/or other projected benefits from recent or future acquisitions could have a material adverse effect on the Corporation's business, financial condition or results of operations.

Credit Risk from Lending Activities - A significant source of risk is the possibility that losses will be sustained because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loan agreements. Most of the Corporation's loans are secured, but some loans are unsecured. With respect to secured loans, the collateral securing the repayment of these loans may be insufficient to cover the obligations owed under such loans. A significant portion of such collateral is real estate located in the Corporation's core banking markets. Collateral values may be adversely affected by changes in economic, environmental and other conditions, including declines in the value of real estate, changes in interest rates, changes in monetary and fiscal policies of the federal government, wide-spread disease, terrorist activity, environmental contamination and other external events. A decline in local economic conditions may have a greater effect on the Corporation's earnings and capital than on the earnings and capital of other financial institutions whose real estate loan portfolios are more geographically diverse. In addition, collateral appraisals that are out of date or that do not meet industry recognized standards may create the impression that a loan is adequately collateralized when it is not. The Corporation has adopted underwriting and credit monitoring procedures and policies, including regular reviews of appraisals and borrower financial statements, that management believes are appropriate to mitigate the risk of loss. Also, as discussed further in the "Provision and Allowance for Credit Losses" section of Management's Discussion and Analysis, the Corporation uses an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts. Such risk management and accounting policies and procedures, however, may not prevent unexpected losses that could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

A significant portion of the Corporation's loan portfolio consists of commercial real estate loans, including owner occupied properties, non-owner-occupied properties, and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans and depend on cash flows from the owner's business or the property's tenants to service the debt. The borrower's cash flows may be affected significantly by general economic conditions, a downturn in the local economy or in occupancy rates in the market where the property is located, or other external events, any of which could increase the likelihood of default. Commercial real estate loans also typically have larger loan balances, and, therefore, the deterioration of one or a few of these loans could cause a significant increase in the percentage of the Corporation's non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for credit losses for loans, and an increase in charge-offs, all of which could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

Over the past few years, the banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Banking regulators generally give commercial real estate lending greater scrutiny and may require banks with higher levels of commercial real estate loans to implement enhanced risk management practices, including stricter underwriting, internal controls, risk management policies, more granular reporting, and portfolio stress testing, as well as possibly higher levels of allowances for credit losses and capital levels as a result of commercial real estate lending growth and exposures. If the Corporation's banking regulators determine that our commercial real estate lending activities involve more than customary risk and therefore are subject to such heightened scrutiny, the Corporation may incur significant additional costs or be required to restrict certain of our commercial real estate lending activities. Furthermore, failures in the Corporation's risk management policies, procedures and controls could adversely affect our ability to manage this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio, which could have a material adverse effect on the Corporation's business, financial condition, and results of operations.

Interest Rate Risk - Business risk arising from changes in interest rates is an inherent factor in operating a banking organization. The Corporation's assets are predominantly long-term, fixed-rate loans and debt securities. Funding for these assets comes principally from deposits with no stated maturities, term deposits and borrowed funds. Accordingly, there is an inherent risk of lower future earnings or decline in fair value of the Corporation's financial instruments when interest rates change.

Moreover, the Federal Reserve lowered the Federal Funds rate in 2020 and maintained a rate of 0% to 0.25% throughout 2021 while injecting unusually large amounts of liquidity into the nation's monetary system. In 2022 and 2023, the Federal Reserve changed course and raised the rate several times to a range of 5.25% to 5.50% at December 31, 2023. The Federal Reserve's rate increases, along with an accompanying tightening of the money supply, were conducted in an effort to contain inflation. The Federal Reserve lowered the Federal Funds rate twice to a range of 4.25% to 4.50% at December 31, 2024 and continued to lower the Federal Funds rate three times in 2025 to a range of 3.50% to 3.75% at December 31, 2025.

Significant fluctuations in interest rates, including fluctuations in interest rates triggered by the Federal Reserve's actions, could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

Holding Company Liquidity Risk- The Corporation relies on dividends from its subsidiaries for substantially all of its revenue and its ability to make dividends, distributions and other payments.

Limited Geographic Diversification - The Corporation grants commercial, residential and personal loans to customers primarily in the Corporation's markets of the Northern tier/Northcentral regions of Pennsylvania, Southern tier of New York and Southeastern and

Southcentral Pennsylvania. Although the Corporation has a diversified loan portfolio, a significant portion of its debtors' ability to honor their contracts is dependent on the local economic conditions within these regions. Deterioration in economic conditions could adversely affect the quality of the Corporation's loan portfolio and the demand for its products and services, and accordingly, could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

Competition - All phases of the Corporation's business are competitive. Some competitors are much larger in total assets and capitalization than the Corporation, have greater access to capital markets and can offer a broader array of financial services. There can be no assurance that the Corporation will be able to compete effectively in its markets. Additionally, the financial services industry is undergoing rapid technological change with frequent introductions of new technology-driven products and services, including those related to artificial intelligence, to technologies that automate functions previously performed manually, facilitate the ability of customers to engage in financial transactions and otherwise enhance the customer experience. Many of these initiatives take a significant amount of time to develop and implement, are tied to critical systems, and require substantial financial, human, and other resources. The investments by larger competitors in these initiatives may be more substantial than those of the Corporation, which may cause the Corporation to lose market share. Although the Corporation, in making such investments, takes steps to mitigate the risks and uncertainties associated with these initiatives, they are not always implemented on time, within budget, or without negative financial, operational, or customer impact and do not always perform as the Corporation or its customers expect. Moreover, costs associated with implementing technology-driven products or other services, or technology-related or other developments increasing the nature or level of competition, could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

Inability to Attract and Develop Qualified Personnel – The future success of the Corporation will depend in large part on our ability to attract, develop and retain highly qualified management, lending, financial, technological, marketing, sales, and support personnel. Competition for qualified personnel is intense and we cannot ensure success in attracting or retaining qualified personnel. There may be only a limited number of persons with the requisite skills to serve in these positions, and it may be increasingly difficult for us to hire personnel over time. Our ability to retain key officers and employees may be further impacted by legislation and regulation affecting the financial services industry. For example, legislation and bank regulatory action that places restrictions on executive compensation at, and the pay practices of, financial institutions may further impact our ability to compete for talent with other industries that are not subject to the same limitations as financial institutions. Any inability to attract, develop and retain significant numbers of qualified management and other personnel would have a material adverse effect on our business, results of operations and financial condition.

Cyber Security Risks and Technology Dependence – In the ordinary course of business, the Corporation collects and stores sensitive data, including proprietary business information and personally identifiable information of our customers and employees in systems and on networks. In some cases, this confidential or proprietary information is collected, compiled, processed, transmitted or stored by third parties on our behalf. The secure processing, maintenance and use of this information is critical to operations and our business strategy.

The Corporation has invested in accepted technologies, and continually reviews processes and practices that are designed to protect our networks, computers and data from damage or unauthorized access, and maintains an information security risk insurance policy. On an on-going basis the Corporation assesses its cyber security procedures and controls and performs network penetration tests on at least an annual basis. All employees receive monthly information security awareness training.

Despite these security measures, the Corporation's computer systems and infrastructure or those of third parties used by us to compile, process or store such information may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Financial services institutions and companies engaged in data processing have reported breaches in the security of their websites or other systems, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to sensitive information, destroy data, steal financial assets, disable or degrade service, or sabotage systems, often through the introduction of computer viruses or malware, cyber-attacks and other means. Denial of service attacks have been launched against a number of large financial services institutions. The Corporation may be subject to similar attacks in the future. Hacking and identity theft risks could cause serious reputational harm and financial loss to the Corporation. Cyber threats are rapidly evolving and the Corporation may not be able to anticipate or prevent all such attacks. Advancements in the use of artificial intelligence could lead to attacks by exploiting vulnerabilities to manipulate model outputs or bypass security controls. A breach of any kind could compromise systems and the information stored there could be accessed, damaged, locked up, or disclosed. A breach in security could result in legal claims, regulatory penalties, disruption in operations, and damage to the Corporation's reputation, which could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

Artificial Intelligence Risks and Challenges - The Corporation or its third-party vendors, clients or counterparties may develop or incorporate artificial intelligence ("AI") technology in certain business processes, services, or products. The development and use of AI presents a number of risks and challenges to the Corporation's business. The legal and regulatory environment relating to AI is uncertain and rapidly evolving, both in the U.S. and internationally, and includes regulatory schemes targeted specifically at AI as well as provisions in intellectual property, privacy, consumer protection, employment, and other laws applicable to the use of AI. These evolving laws and regulations could require changes in the Corporation's implementation of AI technology and increase its compliance costs and the risk of non-compliance. AI models, particularly generative AI models, may produce output or take action that is incorrect, that reflects biases included in the data on which they are trained, that results in the release of private, confidential, or proprietary information, that infringes on the intellectual property rights of others, or that is otherwise harmful. In addition, the complexity of many AI models makes it difficult to understand why they are generating particular outputs. This limited transparency increases the challenges associated with assessing the proper operation of AI models, understanding and monitoring the capabilities of the AI models, reducing erroneous output, eliminating bias, and complying with regulations that require documentation or explanation of the basis on which decisions are made. Further, the Corporation may rely on AI models developed by third parties, and, to that extent, would be dependent in part on the manner in which those third parties develop and train their models, including risks arising from the inclusion of any unauthorized material in the training data for their models and the effectiveness of the steps these third parties have taken to limit the risks associated with the output of their models, matters over which the Corporation may have limited visibility. Any of these risks could expose us to liability or adverse legal or regulatory consequences and harm our reputation and the public perception of our business or the effectiveness of our security measures.

Government Regulation and Monetary Policy - The Corporation and the banking industry are subject to extensive regulation and supervision under federal and state laws and regulations. The requirements and limitations imposed by such laws and regulations limit the way the Corporation conducts its business, undertakes new investments and activities, and obtains financing. These regulations are designed primarily for the protection of the deposit insurance funds and consumers and not to benefit the Corporation's shareholders. Financial institution regulation has been the subject of significant legislation in recent years and may be the subject of further significant legislation in the future, none of which is in the control of the Corporation. Significant new laws or changes in, or repeals of, existing laws could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity. For example, the regulatory authorities may take actions that could result in decreases in service charge revenue from deposit accounts, including overdraft privilege and other fees. Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects short-term interest rates and credit conditions, and any unfavorable change in these conditions could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

Bank Secrecy Act and Related Laws and Regulations - Laws and regulations relating to the Bank Secrecy Act have significant implications for all financial institutions. In recent years, these laws and regulations have increased due diligence requirements and reporting obligations for financial institutions, created new crimes and penalties, and required the federal banking agencies, in reviewing merger and other acquisition transactions, to consider the effectiveness of the parties to such transactions in combating money laundering activities. Even innocent noncompliance and inconsequential failure to follow the regulations could result in significant fines or other penalties, which could have a material adverse impact on the Corporation's business, financial condition, results of operations or liquidity.

The Federal Home Loan Bank of Pittsburgh - Through its subsidiary (C&N Bank), the Corporation is a member of the Federal Home Loan Bank of Pittsburgh (FHLB-Pittsburgh), which is one of 11 regional Federal Home Loan Banks. The Corporation has a line of credit with the FHLB-Pittsburgh that is secured by a blanket lien on its loan portfolio. Access to this line of credit is critical if a funding need arises. However, there can be no assurance that the FHLB-Pittsburgh will be able to provide funding when needed, nor can there be assurance that the FHLB-Pittsburgh will provide funds specifically to the Corporation should its financial condition deteriorate and/or regulators prevent that access. The inability to access this source of funds could have a materially adverse effect on the Corporation's financial flexibility if alternate financing is not available at acceptable interest rates. The failure of the FHLB-Pittsburgh or the FHLB system in general, may materially impair the Corporation's ability to meet short- and long-term liquidity needs or to meet growth plans.

The Corporation owns common stock of the FHLB-Pittsburgh to qualify for membership in the FHLB system and access services from the FHLB-Pittsburgh. The FHLB-Pittsburgh faces a variety of risks in its operations including interest rate risk, counterparty credit risk, and adverse changes in its regulatory framework. In addition, the 11 Federal Home Loan Banks are jointly liable for the consolidated obligations of the FHLB system. To the extent that one FHLB cannot meet its obligations, other FHLBs can be called upon to make required payments. Such risks affecting the FHLB-Pittsburgh could adversely impact the value of the Corporation's investment in the common stock of the FHLB-Pittsburgh and/or affect its access to credit.

Soundness of Other Financial Institutions - In addition to the FHLB-Pittsburgh, the Corporation maintains other credit facilities that provide it with additional liquidity. These facilities include secured and unsecured borrowings from the Federal Reserve Bank and third-party commercial banks. The Corporation believes that it maintains a strong liquidity position and that it is well positioned to withstand foreseeable market conditions. However, legal agreements with counterparties typically include provisions allowing them to restrict or terminate the Corporation's access to these credit facilities with or without advance notice and at their sole discretion.

Financial institutions are interconnected because of trading, clearing, counterparty, and other relationships. Financial market conditions have been negatively impacted in the past and such disruptions or adverse changes in the Corporation's results of operations or financial condition could, in the future, have a negative impact on available sources of liquidity. Such a situation may arise due to circumstances that are outside the Corporation's control, such as general market disruptions or operational problems affecting the Corporation or third parties. The Corporation's efforts to monitor and manage liquidity risk may not be successful or sufficient to deal with dramatic or unanticipated reductions in available liquidity. In such events, the Corporation's cost of funds may increase, thereby reducing net interest income, or the Corporation may need to sell a portion of its securities and/or loan portfolio, which, depending upon market conditions, could necessitate realizing a loss.

Moreover, the Corporation is exposed to the risk that when a bank or other financial institution experiences financial difficulties, there could be an adverse "contagion" impact on other banking institutions. For example, the failures of Silicon Valley Bank in California, Signature Bank in New York and First Republic Bank in California in 2023 caused an element of uncertainty in the investor community and among bank customers generally, including, specifically, deposit customers. These types of events may reduce customer confidence and may affect sources of funding and liquidity, increase regulatory requirements and costs, adversely affect financial markets and/or have negative reputational ramifications for institutions in the banking industry, including, possibly, the Corporation.

Securities Markets – The fair value of the Corporation's available-for-sale debt securities, as well as the revenues the Corporation earns from its wealth management services, are sensitive to price fluctuations and market events.

Declines in the values of the Corporation's securities holdings, combined with adverse changes in the expected cash flows from these investments, would negatively impact their value for liquidity management purposes and could result in the recording of an allowance for credit losses. At December 31, 2025, the fair value of the Corporation's available-for-sale debt securities portfolio was $506.6 million, or 5.5% less than the amortized cost basis. The unrealized decrease in fair value was consistent with the increases in market interest rates that occurred subsequent to the purchases of the securities, and no allowance for credit losses was required on available-for-sale debt securities in an unrealized loss position at December 31, 2025. Further increases in interest rates would cause the fair value of the available-for-sale debt securities portfolio to decrease further. For additional information regarding debt securities, see the "Securities" section of Management's Discussion and Analysis and Note 7 to the consolidated financial statements.

The Corporation's trust revenue is determined, in part, from the value of the underlying investment portfolios. Accordingly, if the values of those investment portfolios decrease, whether due to factors influencing U.S. or international securities markets, in general, or otherwise, the Corporation's revenue could be negatively impacted. In addition, the Corporation's ability to sell its brokerage services is dependent, in part, upon consumers' level of confidence in securities markets.

Mortgage Banking – The Corporation originates and sells residential mortgage loans to the secondary market through the MPF Xtra and MPF Original programs. Both of these programs are administered by the Federal Home Loan Banks of Pittsburgh and Chicago. At December 31, 2025, the total outstanding balance of residential mortgages sold and serviced through the two programs amounted to $450,120,000. The Corporation must strictly adhere to the MPF Xtra and MPF Original program guidelines for origination, underwriting and servicing loans, and failure to do so may result in the Corporation being forced to repurchase loans or being dropped from the program. As of December 31, 2025, the total outstanding balance of residential mortgage loans the Corporation has repurchased as a result of identified instances of noncompliance amounted to $2,598,000. If the volume of such forced repurchases of loans were to increase significantly, or if the Corporation were to be dropped from the programs, it could have a material adverse effect on the Corporation's business, financial condition, results of operations or liquidity.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy- The Corporation's cybersecurity risk management program is designed to assess, identify, and manage material risks from cybersecurity threats and is an integral part of the overall risk management program. Cybersecurity risk includes exposure to failures or interruptions of service or security breaches resulting from malicious technological attacks that impact the confidentiality, integrity, or availability of our or third parties' operations, systems, or data. The Corporation assesses its cyber security procedures and controls on an on-going basis as safeguarding its systems and data is critical to its operations and business strategy.

The Corporation uses third-party vendors, including a managed security service provider, to assist in monitoring, detecting, and managing cyber threats. The Board of Directors has established risk management guidelines for third-party vendors. Further, the Corporation conducts due diligence reviews of third-party vendors before contracts or agreements for provision of services are signed and conducts ongoing due diligence and oversight procedures with the frequency of the procedures determined based on a risk assessment of the services provided. The Corporation generally has agreements in place with its service providers that include requirements related to cybersecurity and data privacy. Due diligence and oversight procedures may include, but are not limited to, reviews of financial information, internal control reports, business continuity and disaster recovery plans, and information security and cyber security policies and associated tests of effectiveness. The Corporation cannot guarantee, however, that such agreements, due diligence, and oversight procedures will prevent a cyber incident from impacting our systems or information. Additionally, the Corporation may not be able to obtain adequate or any reimbursement from its insurance coverage or from its service providers in the event it should suffer any such incidents. Due to applicable laws and regulations or contractual obligations, the Corporation may be held responsible for cyber incidents attributed to its service providers in relation to any data that the Corporation shares with them.

During 2025, the Corporation did not experience a cybersecurity threat or incident that has materially affected or is reasonably likely to materially affect the Corporation, including its business strategy, results of consolidated operations or financial condition. Refer to the risk factor captioned "Cyber Security Risks and Technology Dependence" in Part I, Item 1A. "Risk Factors" for additional information.

Governance- The Board of Directors provides oversight of the risk management program and setting the Corporation's cyber risk profile, which includes risks from cybersecurity threats, enterprise cyber strategy, and key cyber initiatives. The Board has appointed a Risk Management Committee currently made up of six members of the Board with governance and oversight of the Corporation's enterprise-wide risk management program. The members of the Risk Management Committee collectively have years of business management and professional experience in the banking industry and other industries including exposure to cyber risk management considerations. The Board also meets with our internal and external auditors, and federal and state regulators to review and discuss reports on risk, examination, and regulatory compliance matters. In fulfilling its role, the Risk Management Committee is actively engaged with management regarding cyber security procedures and controls to manage and mitigate cybersecurity-related risks. Management provides at least quarterly information security reports to the Risk Management Committee who provides a report to the Board of its discussions and decisions. These reports to the Risk Management Committee address management's efforts to monitor, detect and prevent cyber threats. In addition, the Board of Directors is engaged, as needed, in accordance with the Incident Response Plan.

The Corporation has an information security program that is primarily managed by the Information Security Department, which is led by the Chief Risk Management Officer and the Director of Information Security and supported by the Information Technology Operations Department, which is led by the Chief Information Officer. The Information Security Department is led by the Director of Information Security, and is responsible for day-to-day management of the information security program including system monitoring, vulnerability scans, employee security training including phishing exercises, security controls, and building strong relationships with security vendors. The Chief Risk Management Officer, the Chief Information Officer, the Director of Information Security and the other members of the Information Security Department are qualified by years of experience, post-secondary education, industry certifications and regular continuing education. A network penetration test and vulnerability assessment are performed at a minimum annually by a third-party vendor. The information security committee is the management committee responsible for the oversight of the information security program and is also responsible for policy development and information security risk assessment. This committee meets at least quarterly to discuss and review the information security program. The information security program is updated at least annually and the Board of Directors, with input from the Risk Management Committee, approves all material changes.

The Corporation has an Incident Response Plan that provides a documented guideline for handling potential threats and taking appropriate measures including timely notification and escalation to executive leadership and the Board of Directors. The Incident Response Plan is managed by the Incident Response Team which includes the Director of Information Security, Chief Risk Management Officer, Chief Information Officer, and other essential members of management. The Incident Response Plan is reviewed and tested at least annually.

ITEM 2. PROPERTIES

A summary of the Corporation's operating properties is as follows:

	Number of Locations	Number of Owned Properties	Number of Leased Properties
Branches	35	29	6
Limited Purpose Office-Lending	1	1	0
Administrative/Multi-purpose	4	2	2
Total	40	32	8

ITEM 3. LEGAL PROCEEDINGS

Class Action Litigation

On March 27, 2024, a putative class action lawsuit was filed in the US District Court for the Western District of Texas by investors in a purported Ponzi scheme operated by two individuals, one of whom maintained accounts at C&N Bank. The plaintiffs sued C&N Bank, along with another bank, and additional law firm and accounting firm defendants. The case was styled Goldovsky, et al. v. Rauld, et al. Plaintiffs asserted claims against C&N Bank and the other bank for aiding and abetting alleged violations of the Texas Securities Act, and additional claims against the legal and accounting professionals for statutory fraud, common law fraud, negligent misrepresentation, and knowing participation in breach of fiduciary duty.

C&N Bank filed motions to dismiss the Texas case for want of personal jurisdiction and failure to state a claim. The Plaintiffs responded to those motions. By order of the District Court judge dated March 27, 2025, C&N Bank's motion to dismiss for want of personal jurisdiction was granted.

Plaintiffs filed an application for certification of the Texas suit as a class action. On October 16, 2025, the District Court in Texas issued an order denying the plaintiffs' motion for class certification.

On May 23, 2025, C&N Bank was served with a complaint filed by *Goldovsky, et al* in the US District Court for the Middle District of Pennsylvania. The complaint was predicated upon Texas securities law, alleging substantially the same facts and asserting the same legal arguments as in the Texas case. C&N Bank filed motions to dismiss the Pennsylvania case. Plaintiffs filed a motion to certify the case as class action. C&N Bank filed its response brief in opposition to class certification in the Pennsylvania case on October 22, 2025. On December 30, 2025, the US District Judge for the Middle District of Pennsylvania issued an order dismissing the case with prejudice on the grounds that the complaint was filed after the statute of limitations had run. Plaintiffs had until January 29, 2026 to file a timely notice of appeal. No such notice was filed.

C&N Bank believes that it has substantial defenses against any additional actions the plaintiffs may initiate and intends to defend itself in the event of any such actions. Based on the information available to the Corporation, the Corporation does not believe at this time that a loss is probable in this matter, nor can a range of possible losses be determined. Accordingly, no liability has been recorded for this litigation matter in the accompanying consolidated financial statements. The Corporation's estimate may change from time to time, and actual losses could vary.

The Corporation and the Bank are involved in various legal proceedings incidental to their business. Management believes the aggregate liability, if any, resulting from such pending and threatened legal proceedings will not have a material adverse effect on the Corporation's financial condition or results of operations.

ITEM 4. MINE SAFETY DISCLOSURE

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

QUARTERLY SHARE DATA

Trades of the Corporation's stock are executed through various brokers who maintain a market in the Corporation's stock. The Corporation's stock is listed on the NASDAQ Capital Market with the trading symbol CZNC. As of December 31, 2025, there were 2,283 shareholders of record of the Corporation's common stock.

While the Corporation has a history of paying cash dividends, future dividend payments will depend upon the Corporation's financial condition and future earnings and capital and regulatory requirements. Also, the Corporation and C&N Bank are subject to restrictions on the amount of dividends that may be paid without approval of banking regulatory authorities. These restrictions are described in Note 18 to the consolidated financial statements.

On September 25, 2023, the Corporation announced a new treasury stock repurchase program. Under the program, the Corporation is authorized to repurchase up to 750,000 shares of the Corporation's common stock, or slightly less than 5% of the Corporation's issued and outstanding shares at August 4, 2023. The program was effective when publicly announced and will continue thereafter until suspended or terminated by the Board of Directors, in its sole discretion. All shares of common stock repurchased pursuant to the program shall be held as treasury shares and be available for use and reissuance for purposes as and when determined by the Board of Directors including, without limitation, pursuant to the Corporation's Dividend Reinvestment and Stock Purchase and Sale Plan and its equity compensation program. During the year ended December 31, 2025, 501 shares were repurchased for a total cost of $9,534, at an average price of $19.03 per share. At December 31, 2025, there were 723,465 shares available to be repurchased under the program. As permitted by securities laws and other legal requirements and subject to market conditions and other factors, purchases may be made from time to time in the open market at prevailing prices, or through privately negotiated transactions.

The following table sets forth a summary of purchases by the Corporation, in the open market, of its equity securities during the fourth quarter 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1 - 31, 2025	0	$ 0	0	723,966
November 1 - 30, 2025	501	$ 19.03	501	723,465
December 1 - 31, 2025	0	$ 0	0	723,465
Total	501	$ 19.03	501	

PERFORMANCE GRAPH

Set forth below is a chart comparing the Corporation's cumulative return to stockholders against the cumulative return of the Russell 2000 Index and the Corporation's peer group index (the NASDAQ Bank Index) for the five-year period commencing December 31, 2020 and ended December 31, 2025.

The index values are market-weighted dividend-reinvestment amounts, which measure the total return on a $100.00 investment made five years ago. This chart meets Securities & Exchange Commission requirements for showing dividend reinvestment share performance over a five-year period and measures the return to an investor for investing $100.00 into a group of bank stocks and reinvesting any and all dividends into the purchase of more of the same stock for which dividends were paid.


Citizens & Northern Corporation
Total Return Performance
Citizens & Northern Corporation
Russell 2000 Index
Peer Group (NASDAQ Bank Index)
200
150
100
50
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25

	Period Ending					
Index	**12/31/20**	**12/31/21**	**12/31/22**	**12/31/23**	**12/31/24**	**12/31/25**
Citizens & Northern Corporation	100.00	138.06	126.52	131.21	115.22	132.52
Russell 2000 Index	100.00	114.78	91.30	106.71	119.00	134.23
Peer Group (NASDAQ Bank Index)	100.00	142.91	119.65	115.54	139.30	149.15

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information concerning the Citizens & Northern 2023 Equity Stock Incentive Plan which was approved by the Corporation's shareholders in April 2023. The figures shown in the table below are as of December 31, 2025.

	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-average Exercise Price of Outstanding Options	Number of Securities Remaining for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by shareholders	0	$ N/A	357,936
Equity compensation plans not approved by shareholders	0	N/A	0

More details related to the Corporation's equity compensation plans are provided in Notes 1 and 13 to the consolidated financial statements.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Certain statements in this section and elsewhere in this Annual Report on Form 10-K are forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include financial and other projections as well as statements regarding the Corporation that may include future plans, objectives, performance, revenues, growth, profits, operating expenses or the Corporation's underlying assumptions. Citizens & Northern Corporation and its wholly-owned subsidiaries (collectively, the "Corporation") intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995. Forward-looking statements are not historical facts, are based on certain assumptions and describe future plans, business objectives and expectations, and are generally identifiable by the use of words such as, "may", "would", "will", "should", "likely", "possibly", "expect", "anticipate", "intend", "pro forma", "estimate", "target", "potentially", "probably", "outlook", "predict", "contemplate", "continue", "strategic", "objective", "plan", "forecast", "project", "believe" and "goal" or other similar words, phrases or concepts. Persons reading this document are cautioned that such statements are only predictions, and that the Corporation's actual future results or performance may be materially different. A number of factors could cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed, implied or anticipated by such forward-looking statements. In addition to factors previously disclosed in the reports filed by the Corporation with the SEC, including the Risk Factors section of this Form 10-K, and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward looking statements:

- changes in monetary and fiscal policies of the Federal Reserve Board and the U.S. Government, particularly related to changes in interest rates
- changes in general economic conditions
- the potential for adverse developments in the banking industry that could have a negative impact on customer confidence
- the possibility that the Corporation's credit standards and its on-going credit assessment processes might not protect it from significant credit losses
- difficulties in integrating the operations of the former Susquehanna. (acquired by the Corporation October 1, 2025)
- legislative or regulatory changes
- downturn in demand for loan, deposit and other financial services in the Corporation's market area
- increased competition from other banks and non-bank providers of financial services
- technological changes and increased technology-related costs
- information security breaches or other technology difficulties or failures
- changes in, or the application of, generally accepted accounting principles with respect to the presentation of the Corporation's financial statements

- fraud and cyber malfunction risks as usage of artificial intelligence continues to expand
- integration efforts between the Corporation and Susquehanna may divert the attention of the management teams of the Corporation and Susquehanna and cause a loss in the momentum of their ongoing businesses
- success of the Corporation in Susquehanna's geographic market area will require the Corporation to attract and retain key personnel in the market and to differentiate the Corporation from its competitors in the market

These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. All forward-looking statements and information made herein are based on management's current beliefs and assumptions as of the date of filing of this document. The Corporation does not undertake to update forward-looking statements.

Completion of Merger with Susquehanna Community Financial, Inc.

On October 1, 2025, the Corporation completed its previously announced merger with Susquehanna. Susquehanna was the parent company of Susquehanna Community Bank, with seven banking offices located in Lycoming, Northumberland, Snyder and Union counties in Pennsylvania. Pursuant to the Agreement and Plan of Merger dated April 23, 2025 between the Corporation and Susquehanna, Susquehanna merged with and into the Corporation, with the Corporation as the surviving corporation in the Merger. Immediately following the completion of the Merger, Susquehanna Community Bank, the wholly owned subsidiary of Susquehanna, merged with and into C&N Bank, with C&N Bank surviving. Upon completion of the merger, shareholders of Susquehanna became entitled to exchange each share of Susquehanna common stock owned for 0.80 shares of the Corporation's common stock. Cash was issued in lieu of fractional shares resulting from the conversion of Susquehanna's stock. In total, C&N issued approximately 2.3 million shares of common stock to the former Susquehanna stockholders, resulting in total merger consideration valued at $44.6 million and an increase in the Corporation's stockholders' equity of $44.4 million, net of equity issuance costs.

In connection with the acquisition, effective October 1, 2025, tangible common book value per share (a non-GAAP ratio- see reconciliation on. page 38) was diluted by $0.56, or 3.6%, as the Corporation recorded goodwill of $10.8 million and a core deposit intangible asset of $10.7 million. Assets acquired included loans valued at $393.6 million, cash and due from banks of $6.1 million, bank-owned life insurance valued at $8.0 million and securities valued at $147.6 million. Liabilities assumed included deposits valued at $501.5 million and short-term borrowings valued at $45.8 million. The assets purchased and liabilities assumed in the acquisition were recorded at their preliminary estimated fair values at the time of closing and may be adjusted for up to one year subsequent to the acquisition.

In November 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-08, Financial Instruments – Credit Losses (ASU 2025-08). The Corporation adopted ASU 2025-08 in accounting for the Susquehanna acquisition. Consistent with ASU 2025-08, The Corporation recorded loans receivable at fair value plus an allowance for credit losses of $7.1 million, including allowances totaling $2.6 million on loans with more than insignificant deterioration in credit quality subsequent to origination ("PCD") loans and an allowance of $4.5 million on non-PCD loans. At acquisition date, the recorded value of loans receivable included PCD loans totaling $23.7 million.

In 2025, the Corporation incurred pre-tax merger-related expenses related to the Susquehanna acquisition of $7,940,000. Merger-related expenses include expenses related to conversion of Susquehanna's core customer system data into C&N's core system, severance and legal and other professional expenses. Management believes disclosure of 2025 earnings results, adjusted to exclude the impact of merger-related expenses, net of tax, provides useful information to investors for comparative purposes. The following table provides a reconciliation of the Corporation's 2025 earnings results under U.S. generally accepted accounting principles (U.S. GAAP) to comparative non-U.S. GAAP results excluding merger-related expenses, net of tax.

(Dollars in Thousands)		Year Ended December 31,		
		2025		2024
Calculation of Adjusted Net Income:				
Net Income (GAAP) (A)	$	23,427	$	25,958
Add: Merger-related expenses (B)		7,940		0
Less: Tax effect of merger-related expenses (C)		(1,590)		0
Adjusted Net Income (D=A+B-C) - Non-GAAP	$	29,777	$	25,958
Adjusted Net Income Attributable to Common Shares - Non-GAAP	$	29,546	$	25,747
Number of Shares Used in Computation-Basic and Diluted - Non-GAAP		15,949,789		15,262,504
Net Income-Basic and Diluted per Common Share - GAAP	$	1.46	$	1.69
Adjusted Net Income-Basic and Diluted Per Common Share - Non-GAAP	$	1.85	$	1.69

EARNINGS OVERVIEW

2025 vs. 2024

Net income for the year ended December 31, 2025 was $23,427,000 or $1.46 per diluted share, as compared to $25,958,000, or $1.69 per diluted share, for the year ended December 31, 2024. The addition of Susquehanna contributed to growth in net interest income, noninterest income and noninterest expenses. As disclosed in the table above, adjusted earnings (which is a non-GAAP number that excludes the impact of merger-related expenses, net of tax), for the year ended December 31, 2025 were $29,777,000, or $1.85 per diluted share.

Significant variances were as follows:

- Net interest income totaled $91,853,000 for the year ended December 31, 2025, an increase of $12,738,000 from 2024 including the benefit of three months of income from growth in net earning assets resulting from the Susquehanna merger. Average total loans increased $137,995,000 or 7.3% and average total deposits increased $170,215,000, or 8.3%. Average brokered deposits decreased $50,415,000 to $11,123,000 for the year ended December 31, 2025 from $61,538,000 for the year ended December 31, 2024, while average total borrowed funds decreased $44,254,000. The net interest margin was 3.61% for the year ended December 31, 2025, up from 3.30% in the corresponding period of 2024. The interest rate spread increased 0.38%, as the average rate on interest-bearing liabilities was 0.25% lower while the average yield on earning assets increased 0.13%.

- For the year ended December 31, 2025, the provision for credit losses was $6,073,000, up from $2,195,000 in 2024. The provision for the year ended December 31, 2025 included the impact of increases in the allowance for credit losses ("ACL") related to changes in qualitative factors. The ACL increased $11,013,000, to 1.32% of loans receivable at December 31, 2025 as compared to 1.06% at December 31, 2024, including the impact of growth in the loan portfolio, mainly from the Susquehanna acquisition, as well as a net increase related to changes in qualitative factors. For the year ended December 31, 2025, net charge-offs totaled $1,617,000, or 0.08% of average loans receivable as compared to net charge-offs for 2024 of $1,603,000, or 0.09% of average loans receivable.

- Noninterest income totaled $30,852,000 for the year ended December 31, 2025, up $1,643,000 from the total for the year ended December 31, 2024 including the impact of $665,000 in noninterest income from the Susquehanna acquisition. Significant variances included the following:

  ➢ Other noninterest income of $5,637,000 increased $407,000 including increases in credit enhancement fees of $117,000, income from merchant services of $66,000, interchange revenue from credit cards of $65,000, income from tax credits related to donations of $51,000 and letter of credit fees of $49,000.

  ➢ Interchange revenue from debit card transactions of $4,623,000 increased $347,000, including an increase in volume-related incentive income.

  ➢ Net gains from sale of loans of $1,483,000 increased $325,000, reflecting an increase in volume of residential mortgage loans sold and includes the impact of $146,000 in net gains from sale of loans resulting from the Susquehanna acquisition.

- ➢ Trust revenue of $8,212,000 increased $284,000, consistent with appreciation in the trading prices of many U.S. equity securities and included an increase in estate fees.

- Noninterest expense, excluding merger-related expenses of $7,940,000, totaled $80,049,000 for the year ended December 31, 2025, an increase of $5,791,000 from the total of $74,258,000 for the year ended December 31, 2024. The increase in noninterest expense included the impact of the Susquehanna acquisition. Other significant variances included the following:

  - ➢ Salaries and employee benefits expense of $47,386,000 increased $2,456,000, including the impact of the Susquehanna acquisition and an increase of $387,000 in cash and stock-based incentive compensation.

  - ➢ Other noninterest expense of $11,535,000 increased $1,174,000. Within this category, other significant variances included the following:
    - ▪ Core deposit intangible amortization expense increased $808,000, including $773,000 related to core deposits assumed from Susquehanna.

    - ▪ In 2025, there was a reduction in expense associated with the defined benefit postretirement medical benefit plan of $65,000. In comparison, in 2024, there was a reduction in expense of $527,000 related to the defined benefit postretirement medical benefit plan, including a curtailment gain of $469,000.

    - ▪ Legal fees unrelated to merger activity totaled $299,000 for the year ended December 31, 2025, a decrease of $305,000 from the total for 2024.

- The income tax provision of $5,216,000, or 18.2% of pre-tax income for the year ended December 31 2025 decreased $697,000 from $5,913,000, or 18.6% of pre-tax income for the year ended December 31, 2024. The decrease in income tax provision was consistent with the decrease in pre-tax income of $3,228,000.

2024 vs. 2023

Net income for the year ended December 31, 2024 was $25,958,000, or $1.69 per diluted share, as compared to $24,148,000, or $1.57 per diluted share, for the year ended December 31, 2023. The results for 2023 included the impact of a $1.3 million charge, or $0.08 per diluted share, related to the repositioning of available-for-sale securities and bank-owned life insurance (BOLI).

Significant variances were as follows:

- Net interest income totaled $79,115,000 for the year ended December 31, 2024, a decrease of $1,285,000 from 2023. The net interest margin was 3.30% in 2024, down from 3.47% in 2023. The interest rate spread decreased 0.32%, as the average rate on interest-bearing liabilities was higher by 0.75% while the average yield on earning assets increased 0.43%. Average total earning assets increased $81,866,000. Average total loans increased $88,973,000 (5.0%) and average total deposits increased $85,644,000 (4.3%).

- For the year ended December 31, 2024, the provision for credit losses was $2,195,000, compared to $186,000 in 2023. For the year ended December 31, 2024, the provision related to loans receivable included the impact of a net increase in the ACL related to qualitative factors, partially offset by a decrease in total specific allowances on individual loans and decreases in other components of the ACL. The ACL increased $827,000 to 1.06% of loans receivable at December 31, 2024 as compared to 1.04% at December 31, 2023. For the year ended December 31, 2024, net charge-offs totaled $1,603,000, or 0.09% of average loans receivable as compared to $264,000 or 0.01% of average loans receivable for 2023.

- Noninterest income totaled $29,209,000 for the year ended December 31, 2024, up $4,792,000 from the year ended December 31, 2023. Significant variances included the following:

  - ➢ There were no net gains or losses on available-for-sale debt securities for the year ended December 31, 2024 compared to net losses on available-for-sale debt securities of $3,036,000 for the year ended December 31, 2023. The net losses on available-for-sale debt securities of $3,036,000 for the year ended December 31, 2023 were primarily from sales in the fourth quarter 2023 related to the repositioning of the portfolio.

- Earnings from the increase in cash surrender value of life insurance of $1,830,000 decreased $873,000 in 2024 from 2023. Included in 2023 was income from a one-time enhancement of $2,100,000 on BOLI purchased in December 2023. Excluding the impact of the income from the enhancement in 2023, earnings from the increase in cash surrender value of life insurance increased $1,227,000 reflecting the increase in the average balance of BOLI to $51,465,000 in 2024 from $31,808,000 in 2023.

- Other noninterest income of $5,230,000 increased $620,000 as dividends on FHLB-Pittsburgh and Federal Reserve stock totaled $1,743,000, an increase of $451,000, and income from tax credits related to donations increased $77,000.

- Brokerage and insurance revenue of $2,271,000 increased $596,000 due to an increase in sales volume.

- Trust revenue of $7,928,000 increased $515,000, consistent with appreciation in the trading prices of many U.S. equity securities and includes revenue from new business.

- Net gains from sale of loans of $1,158,000 increased $435,000, reflecting an increase in volume of residential mortgage loans sold.

- Service charges on deposit accounts of $5,867,000 increased $300,000 reflecting an increase in volume of fees.

- Noninterest expense totaled $74,258,000 for the year ended December 31, 2024, an increase of $110,000 from the total for the year ended December 31, 2023. Significant variances included the following:

  - Other noninterest expense of $10,361,000 decreased $872,000. Within this category, significant variances included the following:

    - Other operational losses included a net decrease in expense of $407,000 to $98,000 in other losses in 2024 from expense of $505,000 in 2023. Included in 2023 was $427,000 related to a trust department tax compliance matter.
    - In 2024, there was a reduction in expense of $527,000 related to the defined benefit postretirement medical benefit plan, including a curtailment of $469,000 related to plan adjustments in the first quarter 2024. In comparison, in 2023, there was a reduction in expense associated with the postretirement plan of $19,000.
    - Donations expense increased $195,000 from 2023 including an increase of $133,000 in PA Educational Improvement Tax Credit Program donations and $50,000 in 2024 donations to benefit Northern Tier and Northcentral PA communities impacted by storm damage.

  - Professional fees of $2,175,000 decreased $322,000 as 2023 included $389,000 of conversion costs related to a change in Wealth Management platform for providing brokerage and investment advisory services.

  - Salaries and employee benefits expense of $44,930,000 increased $735,000, including an increase of $905,000 in cash and stock-based incentive compensation, an increase in base salaries expense of $630,000, or 2.1%, and an increase of $253,000 in wealth management-related commissions while there were decreases in expense related to the Employee Stock Ownership Plan of $579,000, health insurance expense of $361,000 and the Supplemental Executive Retirement Plan of $267,000.

- The income tax provision of $5,913,000, or 18.6% of pre-tax income for the year ended December 31, 2024 decreased $422,000 from $6,335,000, or 20.8% of pre-tax income for the year ended December 31, 2023. The higher effective tax rate in 2023 included the net impact of a tax charge of $950,000 related to the initiated surrender of BOLI, partially offset by the non-taxable income of $2,100,000 from the one-time enhancement on the purchase of BOLI.

More detailed information concerning the Corporation's earnings results are provided in other sections of Management's Discussion and Analysis.

CRITICAL ACCOUNTING POLICIES

The presentation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect many of the reported amounts and disclosures. Actual results could differ from these estimates.

Business Combinations – The Corporation accounts for its mergers and acquisitions using the acquisition method of accounting under the provisions of FASB ASC Topic 805 ("ASC 805"), Business Combinations. Under ASC 805, the assets acquired, including identified intangible assets such as core deposit intangibles and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The excess of the merger consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill.

The valuations are based upon management's assumptions of future growth rates, future attrition, discount rates and other relevant factors, which involves a significant level of estimation and uncertainty. In addition, management engaged independent third-party specialists to assist in the development of the fair values of the acquired assets and assumed liabilities. The preliminary estimates of fair values may be adjusted for a period of time subsequent to the acquisition date if new information is obtained about facts and circumstances that existed as of the merger date that, if known, would have affected the measurement of the amounts recognized as of that date. Adjustments would be recorded to goodwill during the current reporting period.

Examples of the impacted acquired assets and assumed liabilities include loans, deposits, identifiable intangible assets and certain other assets and liabilities.

For acquired loans at the merger date, management evaluated and classified loans based upon whether the loans had experienced a more-than-insignificant amount of credit deteriorating since origination. To determine the fair value of the loans, significant estimates and assumptions were applied, including projected cash flows, discount rates, repayment speeds, credit loss severity rates, default rates and realizable collateral values. In November 2025, the Financial Accounting Standards Board issued Accounting Standards Update 2025-08, Financial Instruments – Credit Losses (ASU 2025-08). The Corporation adopted ASU 2025-08 in accounting for the Susquehanna acquisition. Consistent with ASU 2025-08, the Corporation recorded loans receivable at fair value plus an allowance for credit losses of $7.1 million, including allowances totaling $2.6 million on loans with more than insignificant deterioration in credit quality subsequent to origination ("PCD") loans and an allowance of $4.5 million on non-PCD loans at acquisition.

Allowance for Credit Losses on Loans – A material estimate that is particularly susceptible to significant change is the determination of the allowance for credit losses (ACL) on loans. The Corporation maintains an ACL on loans which represents management's estimate of expected net charge-offs over the life of the loans. The ACL includes two primary components: (i) an allowance established on loans which share similar risk characteristics collectively evaluated for credit losses (collective basis), and (ii) an allowance established on loans which do not share similar risk characteristics with any loan segment and which are individually evaluated for credit losses (individual basis). Management considers the determination of the ACL on loans to be critical because it requires significant judgment regarding estimates of expected credit losses based on the Corporation's historical loss experience, current conditions and economic forecasts. Management's evaluation is based upon a continuous review of the Corporation's loans, with consideration given to evaluations resulting from examinations performed by regulatory authorities. Notes 1 and 8 to the consolidated financial statements provide an overview of the process management uses for determining the ACL, and additional discussion of the ACL is provided in a separate section of Management's Discussion and Analysis.

The ACL may increase or decrease due to changes in economic conditions affecting borrowers and macroeconomic variables, including new information regarding existing problem loans, identification of additional problem loans, changes in the fair value of underlying collateral, unforeseen events such as natural disasters and pandemics, and other factors. Because current economic conditions and forecasts can change and future events are inherently difficult to predict, the anticipated amount of estimated credit losses on loans, and therefore the appropriateness of the ACL, could change significantly.

NET INTEREST INCOME

The Corporation's primary source of operating income is net interest income, which is equal to the difference between the amounts of interest income and interest expense. Tables I, II and III include information regarding the Corporation's net interest income in 2025, 2024 and 2023. In each of these tables, the amounts of interest income earned on tax-exempt securities and loans have been adjusted to a fully taxable-equivalent basis using the Corporation's marginal tax rate of 21%. The Corporation believes presentation of net interest income on a fully taxable-equivalent basis provides investors with meaningful information for purposes of comparing returns on tax-exempt securities and loans with returns on taxable securities and loans. Accordingly, the net interest income amounts reflected in these tables exceed the amounts presented in the consolidated financial statements. Fully-taxable-equivalent interest income is reconciled to interest income following Table I. The discussion that follows is based on amounts in the tables.

2025 vs. 2024

Fully taxable equivalent net interest income was $92,735,000 in 2025, $12,801,000 (16.0%) higher than in 2024 including the benefit of three months of income from growth in net earning assets resulting from the Susquehanna merger. Table III shows the net impact of changes in the volume increased net interest income by $6,832,000 and changes in interest rates increased net interest income by $5,969,000. The increase in net interest income reflected an increase in interest income of $11,202,000 and a decrease in interest expense of $1,599,000. As presented in Table II, the Net Interest Margin was 3.61% in 2025, as compared to 3.30% in 2024, and the "Interest Rate Spread" (excess of average rate of return on earning assets over average cost of funds on interest-bearing liabilities) increased to 2.97% in 2025 from 2.59% in 2024. The average yield on earning assets of 5.45% was 0.13% higher in 2025 as compared to 2024, while the average rate on interest bearing liabilities of 2.48% was 0.25% lower in 2025 as compared to 2024. Accretion of acquisition accounting valuation adjustments related to the Susquehanna merger had a positive impact of $789,000 including accretion on loans of $486,000 and $303,000 on time deposits.

INTEREST INCOME AND EARNING ASSETS

Interest income totaled $140,099,000 in 2025, an increase of $11,202,000, or 8.7%, from 2024.

Interest and fees from loans receivable increased $10,242,000 in 2025 as compared to 2024. In 2025, the fully taxable equivalent yield on loans was 6.12%, up from 6.03% in 2024, reflecting the effects of loans acquired from Susquehanna and valued based on current market yields as of October 1, 2025 as well as gradual paydowns on loans originated prior to interest rates rising in 2022 and 2023 with more recent loans originated at higher market rates. Average outstanding loans receivable increased $137,995,000 (7.3%) to $2,019,117,000 in 2025 from $1,881,122,000 in 2024. The increase in average annual loans attributable to Susquehanna was $97,392,000.

Income from interest-bearing due from banks totaled $3,359,000 in 2025, a decrease of $948,000 from 2024. Within this category, the largest asset balance in 2025 and 2024 has been interest-bearing deposits held with the Federal Reserve. The average yield on interest-bearing due from banks decreased to 4.21% in 2025 from 4.97% in 2024. The average balance of interest-bearing due from banks was $79,833,000 in 2025, down from $86,703,000 in 2024.

Interest income from available-for-sale debt securities, on a fully taxable-equivalent basis, increased $1,905,000 in 2025. The average yield on the portfolio increased to 2.78% for 2025 from 2.45% for 2024, and the average balance (at amortized cost) increased $15,534,000. The Susquehanna merger resulted in an initial increase in available-for-sale debt securities of $147,617,000. The majority of these securities were sold, and a significant portion of the proceeds were reinvested in securities contributing to the increase in average balance and yield.

INTEREST EXPENSE AND INTEREST-BEARING LIABILITIES

Interest expense decreased $1,599,000 to $47,364,000 in 2025 from $48,963,000 in 2024.

Interest expense on deposits increased $275,000, as average total deposits (interest-bearing and noninterest-bearing) increased $170,214,000 (8.3%) in 2025 as compared to 2024. The increase in average annual deposit balances included $121,038,000 attributable to the Susquehanna acquisition. The average rate on interest-bearing deposits decreased to 2.29% in 2025 from 2.51% in 2024. Within average deposits, average brokered deposits were $11,123,000 at an average rate of 4.57% in 2025 as compared to $61,537,000 at an average rate of 5.19% in 2024. Average time deposits increased $58,512,000, average interest checking deposits increased $41,761,000, average savings deposits increased $38,120,000, average total balance of money market accounts increased $18,405,000 and the average balance of noninterest bearing demand deposits increased $13,416,000.

Interest expense on borrowed funds decreased $1,874,000 in 2025 as compared to 2024. Interest expense on short-term borrowings of $7,000 in 2025 was down from $1,168,000 in 2024 as the average balance of short-term borrowings decreased to $1,370,000 in 2025 from 22,743,000 in 2024. The average rate on short-term borrowings was 0.51% in 2025 compared to 5.14% in 2024. Interest expense on long-term borrowings (FHLB advances) decreased $720,000 to $6,468,000 in 2025 from $7,188,000 in 2024. The average balance of long-term borrowings was $144,114,000 in 2025, down from an average balance of $167,181,000 in 2024. Borrowings are classified as long-term within the Tables based on their term at origination or assumption in business combinations. The average rate on long-term borrowings was 4.49% in 2025 compared to 4.30% in 2024.

2024 vs. 2023

Fully taxable equivalent net interest income was $79,934,000 in 2024, $1,385,000 (1.7%) lower than in 2023. The decrease in net interest income reflected an increase in interest expense of $15,859,000 and an increase in interest income of $14,474,000. As presented in Table II, the Net Interest Margin was 3.30% in 2024, as compared to 3.47% in 2023, and the "Interest Rate Spread" (excess of average rate of return on earning assets over average cost of funds on interest-bearing liabilities) decreased to 2.59% in 2024 from 2.91% in 2023. The average yield on earning assets of 5.32% was 0.43% higher in 2024 as compared to 2023, while the average rate on interest bearing liabilities of 2.73% was 0.75% higher in 2024 as compared to 2023. Additionally, average total earning assets increased $81,866,000, average total loans increased $88,973,000 (5.0%) and average total deposits increased $85,644,000 (4.3%). Table III shows the net impact of changes in volume of earning assets and interest-bearing liabilities increased net interest income for 2024 over 2023 by $2,539,000, while the net impact of changes in interest rates (primarily increases) decreased net interest income by $3,924,000.

INTEREST INCOME AND EARNING ASSETS

Interest income totaled $128,897,000 in 2024, an increase of $14,474,000, or 12.6%, from 2023.

Interest and fees from loans receivable increased $11,730,000 in 2024 as compared to 2023. In 2024, the fully taxable equivalent yield on loans was 6.03%, up from 5.67% in 2023, reflecting the effects of primarily rising interest rates on new loan originations and floating-rate loans. Average outstanding loans receivable increased $88,973,000 (5.0%) to $1,881,122,000 in 2024 from $1,792,149,000 in 2023. The Corporation experienced growth in commercial real estate and other commercial loans in 2023 and in 2024.

Income from interest-bearing due from banks totaled $4,307,000 in 2024, an increase of $2,928,000 from 2023. Within this category, the largest asset balance in 2024 and 2023 has been interest-bearing deposits held with the Federal Reserve. The average yield on interest-bearing due from banks was 4.97% in 2024, up from 4.22% in 2023. The average balance of interest-bearing due from banks was $86,703,000 in 2024, up from $32,709,000 in 2023. The net increase in average interest-bearing due from banks for 2024 as compared to 2023 reflected net sources of cash from deposit growth, a reduction in average available-for-sale debt securities and an increase in borrowed funds, partially offset by net uses of cash for loan growth and an increase in Bank-Owned Life Insurance.

Interest income from available-for-sale debt securities, on a fully taxable-equivalent basis, decreased $246,000 in 2024 as compared to 2023, as the average balance (at amortized cost) of available-for-sale debt securities decreased $61,916,000 as indicated in Table II. The average yield on available-for-sale debt securities was 2.45% for 2024, up from 2.21% in 2023.

INTEREST EXPENSE AND INTEREST-BEARING LIABILITIES

Interest expense increased $15,859,000 to $48,963,000 in 2024 from $33,104,000 in 2023.

Interest expense on deposits increased $14,967,000, as the average rate on interest-bearing deposits increased to 2.51% in 2024 from 1.66% in 2023. Average total deposits (interest-bearing and noninterest-bearing) increased $85,644,000 (4.3%) in 2024 as compared to 2023. Within average deposits, average brokered deposits were $61,537,000 at an average rate of 5.19% in 2024 as compared to $47,424,000 at an average rate of 4.78% for 2023. Average time deposits increased $84,394,000, average interest checking deposits increased $48,472,000 and the average total balance of money market accounts increased $11,144,000 while average savings deposits decreased $35,631,000 and the average balance of noninterest bearing demand deposits decreased $22,735,000.

Interest expense on borrowed funds increased $892,000 in 2024 as compared to 2023. Interest expense on short-term borrowings in 2024 of $1,168,000 was down from $3,240,000 in 2023 as the average balance of short-term borrowings decreased to $22,743,000 in 2024 from $62,926,000 in 2023. The average rate on short-term borrowings was 5.14% in 2024 compared to 5.15% in 2023. Interest expense on long-term borrowings (FHLB advances) increased $2,958,000 to $7,188,000 in 2024 from $4,230,000 in 2023. The average balance of long-term borrowings was $167,181,000 in 2024, up from an average balance of $110,943,000 in 2023. Borrowings are classified as long-term within the Tables based on their term at origination or assumption in business combinations. The average rate on long-term borrowings was 4.30% in 2024 compared to 3.81% in 2023.

TABLE I - ANALYSIS OF INTEREST INCOME AND EXPENSE

(In Thousands)	Year Ended December 31, 2025	2024	2023	Increase/(Decrease) 2025/2024	2024/2023
INTEREST INCOME					
Interest-bearing due from banks	$ 3,359	$ 4,307	$ 1,379	$ (948)	$ 2,928
Available-for-sale debt securities:					
Taxable	10,420	8,593	8,555	1,827	38
Tax-exempt	2,609	2,531	2,815	78	(284)
Total available-for-sale debt securities	13,029	11,124	11,370	1,905	(246)
Loans receivable:					
Taxable	120,597	110,396	98,854	10,201	11,542
Tax-exempt	2,985	2,944	2,756	41	188
Total loans receivable	123,582	113,340	101,610	10,242	11,730
Other earning assets	129	126	64	3	62
Total Interest Income	140,099	128,897	114,423	11,202	14,474
INTEREST EXPENSE					
Interest-bearing deposits:					
Interest checking	10,869	12,151	7,668	(1,282)	4,483
Money market	8,168	8,589	5,686	(421)	2,903
Savings	1,187	207	243	980	(36)
Time deposits	19,251	18,253	10,636	998	7,617
Total interest-bearing deposits	39,475	39,200	24,233	275	14,967
Borrowed funds:					
Short-term	7	1,168	3,240	(1,161)	(2,072)
Long-term - FHLB advances	6,468	7,188	4,230	(720)	2,958
Senior notes, net	483	481	479	2	2
Subordinated debt, net	931	926	922	5	4
Total borrowed funds	7,889	9,763	8,871	(1,874)	892
Total Interest Expense	47,364	48,963	33,104	(1,599)	15,859
Net Interest Income	$ 92,735	$ 79,934	$ 81,319	$ 12,801	$ (1,385)

(1) Interest income from tax-exempt securities and loans has been adjusted to a fully taxable-equivalent basis (a non-GAAP measure), using the Corporation's marginal federal income tax rate of 21%.

(2) Fees on loans are included with interest on loans and amounted to $1,726,000 in 2025, $1,927,000 in 2024 and $1,856,000 in 2023.

(3) The table that follows is a reconciliation of net interest income under U.S. GAAP as compared to net interest income as adjusted to a fully taxable-equivalent basis.

(In Thousands)	Year Ended December 31, 2025	2024	2023	Increase/(Decrease) 2025/2024	2024/2023
Net Interest Income Under U.S. GAAP	$ 91,853	$ 79,115	$ 80,400	$ 12,738	$ (1,285)
Add: fully taxable-equivalent interest income adjustment from tax-exempt securities	317	271	388	46	(117)
Add: fully taxable-equivalent interest income adjustment from tax-exempt loans	565	548	531	17	17
Net Interest Income as adjusted to a fully taxable-equivalent basis - Non-GAAP	$ 92,735	$ 79,934	$ 81,319	$ 12,801	$ (1,385)

TABLE II - ANALYSIS OF AVERAGE DAILY BALANCES AND RATES

(Dollars In Thousands)	Year Ended 12/31/2025 Average Balance	Rate of Return/ Cost of Funds%	Year Ended 12/31/2024 Average Balance	Rate of Return/ Cost of Funds%	Year Ended 12/31/2023 Average Balance	Rate of Return/ Cost of Funds%
EARNING ASSETS						
Interest-bearing due from banks	$ 79,863	4.21 %	$ 86,703	4.97 %	$ 32,709	4.22 %
Available-for-sale debt securities, at amortized cost:						
Taxable	360,179	2.89 %	340,339	2.52 %	389,456	2.20 %
Tax-exempt	108,815	2.40 %	113,121	2.24 %	125,920	2.24 %
Total available-for-sale debt securities	468,994	2.78 %	453,460	2.45 %	515,376	2.21 %
Loans receivable:						
Taxable	1,931,125	6.24 %	1,791,187	6.16 %	1,703,839	5.80 %
Tax-exempt	87,992	3.39 %	89,935	3.27 %	88,310	3.12 %
Total loans receivable	2,019,117	6.12 %	1,881,122	6.03 %	1,792,149	5.67 %
Other earning assets	2,616	4.93 %	2,198	5.73 %	1,383	4.63 %
Total Earning Assets	2,570,590	5.45 %	2,423,483	5.32 %	2,341,617	4.89 %
Cash	22,286		22,209		22,108	
Unrealized loss on securities	(39,435)		(49,520)		(63,118)	
Allowance for credit losses	(23,484)		(20,294)		(18,498)	
Bank-owned life insurance	54,097		51,465		31,808	
Bank premises and equipment	22,987		21,765		21,330	
Intangible assets	59,745		54,778		55,176	
Other assets	76,598		79,220		72,433	
Total Assets	$ 2,743,384		$ 2,583,106		$ 2,462,856	
INTEREST-BEARING LIABILITIES						
Interest-bearing deposits:						
Interest checking	$ 578,994	1.88 %	$ 537,233	2.26 %	$ 488,761	1.57 %
Money market	376,679	2.17 %	358,274	2.40 %	347,130	1.64 %
Savings	241,249	0.49 %	203,129	0.10 %	238,760	0.10 %
Time deposits	524,394	3.67 %	465,882	3.92 %	381,488	2.79 %
Total interest-bearing deposits	1,721,316	2.29 %	1,564,518	2.51 %	1,456,139	1.66 %
Borrowed funds:						
Short-term	1,370	0.51 %	22,743	5.14 %	62,926	5.15 %
Long-term - FHLB advances	144,114	4.49 %	167,181	4.30 %	110,943	3.81 %
Senior notes, net	14,935	3.23 %	14,865	3.24 %	14,798	3.24 %
Subordinated debt, net	24,890	3.74 %	24,774	3.74 %	24,662	3.74 %
Total borrowed funds	185,309	4.26 %	229,563	4.25 %	213,329	4.16 %
Total Interest-bearing Liabilities.	1,906,625	2.48 %	1,794,081	2.73 %	1,669,468	1.98 %
Demand deposits (noninterest bearing)	506,468		493,052		515,787	
Other liabilities	32,650		30,089		29,107	
Total Liabilities	2,445,743		2,317,222		2,214,362	
Stockholders' equity, excluding accumulated other comprehensive loss	328,061		304,532		297,894	
Accumulated other comprehensive loss	(30,420)		(38,648)		(49,400)	
Total Stockholders' Equity	297,641		265,884		248,494	
Total Liabilities and Stockholders' Equity	$ 2,743,384		$ 2,583,106		$ 2,462,856	
Interest Rate Spread		2.97 %		2.59 %		2.91 %
Net Interest Income/Earning Assets		3.61 %		3.30 %		3.47 %
Total Deposits (Interest-bearing and Demand)	$ 2,227,784		$ 2,057,570		$ 1,971,926	
Brokered Deposits	$ 11,123	4.57 %	$ 61,538	5.19 %	$ 47,424	4.78 %

(1) Rates of return on tax-exempt securities and loans are presented on a fully taxable-equivalent basis, using the Corporation's marginal federal income tax rate of 21%.

(2) Nonaccrual loans have been included with loans for the purpose of analyzing net interest earnings.

TABLE III - ANALYSIS OF VOLUME AND RATE CHANGES

(In Thousands)	Year Ended 12/31/2025 vs. 12/31/2024			Year Ended 12/31/2024 vs. 12/31/2023		
	Change in Volume	Change in Rate	Total Change	Change in Volume	Change in Rate	Total Change
EARNING ASSETS						
Interest-bearing due from banks	$ (322)	$ (626)	$ (948)	$ 2,642	$ 286	$ 2,928
Available-for-sale debt securities:						
Taxable	522	1,305	1,827	(1,153)	1,191	38
Tax-exempt	(98)	176	78	(286)	2	(284)
Total available-for-sale debt securities	424	1,481	1,905	(1,439)	1,193	(246)
Loans receivable:						
Taxable	8,722	1,479	10,201	5,209	6,333	11,542
Tax-exempt	(65)	106	41	52	136	188
Total loans receivable	8,657	1,585	10,242	5,261	6,469	11,730
Other earning assets	22	(19)	3	44	18	62
Total Interest Income	8,781	2,421	11,202	6,508	7,966	14,474
INTEREST-BEARING LIABILITIES						
Interest-bearing deposits:						
Interest checking	894	(2,176)	(1,282)	822	3,661	4,483
Money market	426	(847)	(421)	188	2,715	2,903
Savings	45	935	980	(36)	0	(36)
Time deposits	2,196	(1,198)	998	2,690	4,927	7,617
Total interest-bearing deposits	3,561	(3,286)	275	3,664	11,303	14,967
Borrowed funds:						
Short-term	(593)	(568)	(1,161)	(2,064)	(8)	(2,072)
Long-term - FHLB advances	(1,025)	305	(720)	2,363	595	2,958
Senior notes, net	2	0	2	2	0	2
Subordinated debt, net	4	1	5	4	0	4
Total borrowed funds	(1,612)	(262)	(1,874)	305	587	892
Total Interest Expense	1,949	(3,548)	(1,599)	3,969	11,890	15,859
Net Interest Income	$ 6,832	$ 5,969	$ 12,801	$ 2,539	$ (3,924)	$ (1,385)

(1) Changes in income on tax-exempt securities and loans are presented on a fully taxable-equivalent basis, using the Corporation's marginal federal income tax rate of 21%.

(2) The change in interest due to both volume and rates has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

NONINTEREST INCOME

TABLE IV - COMPARISON OF NONINTEREST INCOME

(Dollars in Thousands)	Year Ended December 31,		$ Change	% Change
	2025	2024		
Trust revenue	$ 8,212	$ 7,928	$ 284	3.6 %
Brokerage and insurance revenue	2,313	2,271	42	1.8 %
Service charges on deposit accounts	5,976	5,867	109	1.9 %
Interchange revenue from debit card transactions	4,623	4,276	347	8.1 %
Net gains from sales of loans	1,483	1,158	325	28.1 %
Loan servicing fees, net	643	649	(6)	(0.9)%
Increase in cash surrender value of life insurance	1,927	1,830	97	5.3 %
Other noninterest income	5,637	5,230	407	7.8 %
Realized gains on available-for-sale debt securities, net	38	0	38	N/M
Total noninterest income	$ 30,852	$ 29,209	$ 1,643	5.6 %

(Dollars in Thousands)	Year Ended December 31,		$ Change	% Change
	2024	2023		
Trust revenue	$ 7,928	$ 7,413	$ 515	6.9 %
Brokerage and insurance revenue	2,271	1,675	596	35.6 %
Service charges on deposit accounts	5,867	5,567	300	5.4 %
Interchange revenue from debit card transactions	4,276	4,160	116	2.8 %
Net gains from sales of loans	1,158	723	435	60.2 %
Loan servicing fees, net	649	602	47	7.8 %
Increase in cash surrender value of life insurance	1,830	2,703	(873)	(32.3)%
Other noninterest income	5,230	4,610	620	13.4 %
Realized losses on available-for-sale debt securities, net	0	(3,036)	3,036	N/M
Total noninterest income	$ 29,209	$ 24,417	$ 4,792	19.6 %

N/M = Not meaningful

NONINTEREST EXPENSE

TABLE V - COMPARISON OF NONINTEREST EXPENSE

(Dollars in Thousands)	Year Ended December 31,		$ Change	% Change
	2025	2024		
Salaries and employee benefits	$ 47,386	$ 44,930	$ 2,456	5.5 %
Net occupancy and equipment expense	5,860	5,473	387	7.1 %
Data processing and telecommunications expense	8,742	7,768	974	12.5 %
Automated teller machine and interchange expense	1,863	1,818	45	2.5 %
Pennsylvania shares tax	1,904	1,733	171	9.9 %
Professional fees	2,759	2,175	584	26.9 %
Other noninterest expense	11,535	10,361	1,174	11.3 %
Total noninterest expense, excluding merger-related expenses	80,049	74,258	5,791	7.8 %
Merger-related expenses	7,940	0	7,940	N/M
Total noninterest expense	$ 87,989	$ 74,258	$ 13,731	18.5 %

(Dollars in Thousands)	Year Ended December 31,		$ Change	% Change
	2024	2023		
Salaries and employee benefits	$ 44,930	$ 44,195	$ 735	1.7 %
Net occupancy and equipment expense	5,473	5,357	116	2.2 %
Data processing and telecommunications expense	7,768	7,582	186	2.5 %
Automated teller machine and interchange expense	1,818	1,682	136	8.1 %
Pennsylvania shares tax	1,733	1,602	131	8.2 %
Professional fees	2,175	2,497	(322)	(12.9)%
Other noninterest expense	10,361	11,233	(872)	(7.8)%
Total noninterest expense	$ 74,258	$ 74,148	$ 110	0.1 %

Additional detailed information concerning fluctuations in the Corporation's earnings results and other financial information are provided in other sections of Management's Discussion and Analysis.

INCOME TAXES

The effective income tax rate was 18.2% of pre-tax income in 2025, down from 18.6% in 2024 and 20.8% in 2023. Tax-exempt interest income and income from BOLI contributed to the effective rate being lower than the federal statutory rate in 2023 through 2025. The higher effective income tax rate in 2023 included the net impact of a tax charge of $950,000 for the initiated surrender of BOLI.

The Corporation recognizes deferred tax assets and liabilities based on differences between the financial statement carrying amounts and the tax basis of assets and liabilities. At December 31, 2025, the net deferred tax asset was $17,615,000, down from the balance at December 31, 2024 of $19,098,000. The largest change in temporary difference components was a decrease of $3,928,000 in the net deferred tax asset related to the unrealized loss on available-for-sale debt securities resulting from decreases in interest rates. Other significant changes included increases in the net deferred tax asset related to the ACL and acquisition accounting valuation adjustments on loans and a decrease related to core deposit intangibles.

The Corporation regularly reviews deferred tax assets for recoverability based on history of earnings, expectations for future earnings and expected timing of reversals of temporary differences. Realization of deferred tax assets ultimately depends on the existence of sufficient taxable income, including taxable income in prior carryback years, as well as future taxable income. Further, the value of the benefit from realization of deferred tax assets would be impacted if income tax rates were changed from currently enacted levels.

Management believes the recorded net deferred tax asset at December 31, 2025 is fully realizable; however, if management determines the Corporation will be unable to realize all or part of the net deferred tax asset, the Corporation would adjust the deferred tax asset, which would negatively impact earnings.

Additional information related to income taxes is presented in Note 14 to the consolidated financial statements.

SECURITIES

Management continually evaluates several objectives in determining the size, securities mix and other characteristics of the available-for-sale debt securities (investment) portfolio. Key objectives include supporting liquidity needs and maximizing return on earning assets within reasonable risk parameters.

Table VI shows the composition of the available-for-sale debt securities portfolio at December 31, 2025, 2024 and 2023. The total amortized cost of available-for-sale debt securities at December 31, 2025 was higher by $86,377,000 from December 31, 2024 and by $71,292,000 from December 31, 2023. The increase in amortized cost of the portfolio at December 31, 2025 resulted from purchases of available-for-sale debt securities with funding provided by proceeds from the sale of most of the securities acquired from Susquehanna.

At December 31, 2025, the largest categories of securities held as a percentage of total amortized cost, were as follows: (1) residential mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies, including pass-through securities and collateralized mortgage obligations, 40.0%; (2) tax-exempt and taxable municipal bonds, 29.0%; and (3) commercial mortgage-backed securities issued or guaranteed by U.S. Government sponsored agencies, 18.5%.

The composition of the available-for-sale debt securities portfolio at December 31, 2025, 2024 and 2023 is as follows:

TABLE VI - INVESTMENT SECURITIES

(In Thousands)	2025 Amortized Cost	2025 Fair Value	2024 Amortized Cost	2024 Fair Value	2023 Amortized Cost	2023 Fair Value
AVAILABLE-FOR-SALE DEBT SECURITIES:						
Obligations of the U.S. Treasury	$ 8,047	$ 7,482	$ 8,067	$ 7,118	$ 12,325	$ 11,290
Obligations of U.S. Government agencies	11,423	10,749	10,154	9,025	11,119	9,946
Bank holding company debt securities	36,103	34,076	28,958	25,246	28,952	23,500
Obligations of states and political subdivisions:						
Tax-exempt	105,149	98,359	111,995	101,302	113,464	104,199
Taxable	50,306	44,152	51,147	42,506	58,720	50,111
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:						
Residential pass-through securities	148,865	143,921	104,378	94,414	105,549	95,405
Residential collateralized mortgage obligations	65,782	63,707	53,389	49,894	50,212	46,462
Commercial mortgage-backed securities	99,095	92,631	73,470	64,501	76,412	66,682
Private label commercial mortgage-backed securities	3,490	3,489	8,365	8,374	8,215	8,160
Asset-backed securities,						
Collateralized loan obligations	8,000	8,009	0	0	0	0
Total Available-for-Sale Debt Securities	$ 536,260	$ 506,575	$ 449,923	$ 402,380	$ 464,968	$ 415,755
Aggregate Unrealized Loss		$ (29,685)		$ (47,543)		$ (49,213)
Aggregate Unrealized Loss as a % of Amortized Cost		(5.5)%		(10.6)%		(10.6)%

As reflected in the table above, the fair value of available-for-sale securities was lower than the amortized cost basis by $29,685,000, or 5.5% at December 31, 2025, $47,543,000, or 10.6% at December 31, 2024 and $49,213,000 or 10.6% at December 31, 2023. The volatility in the fair value of the portfolio, including the significant reduction in fair value, resulted from changes in interest rates.

Additional information regarding the potential impact of interest rate changes on all of the Corporation's financial instruments is provided in Item 7A, Quantitative and Qualitative Disclosures about Market Risk.

As described in Note 7 to the consolidated financial statements, management determined the Corporation does not have the intent to sell, nor is it more likely than not that it will be required to sell, available-for-sale debt securities in an unrealized loss position at December 31, 2025 before it is able to recover the amortized cost basis. Further, management reviewed the Corporation's holdings as of December 31, 2025 and concluded there were no credit-related declines in fair value. Additional information related to the types of securities held at December 31, 2025, other than securities issued or guaranteed by U.S. Government entities or agencies, was as follows:

- Bank holding company debt securities – The Corporation's holdings of bank holding company debt securities include twelve subordinated securities with face amounts ranging from $250,000 to $5 million. There have been no payment defaults on the securities. Eleven of the issuers have publicly traded common stock. At December 31, 2024, the face amount of the issue from the bank holding company that is not publicly traded is $400,000. At December 31, 2025, two of the securities with a total face amount of $900,000 are unrated, and the rest of securities have external ratings ranging from BBB-/Baa3 to A-.

- Obligations of states and political subdivisions (municipal bonds) – All of the Corporation's holdings of municipal bonds were investment grade and there have been no payment defaults. Summary ratings information at December 31, 2025, based on the amortized cost basis and reflecting the lowest enhanced or underlying rating by Moody's, Standard & Poors or Fitch, is as follows: AAA or pre-refunded – 19% of the portfolio; AA – 73%; A – 8%.

- Private label commercial mortgage-backed securities (PLCMBS) – There was one PLCMBS security, which was from the most senior payment (subordination) class. This security was investment grade (rated Aaa), and there have been no payment defaults on this security.

- Collateralized loan obligations (CLOs) – There were three CLOs securities, all of which were from the most senior payment (subordination) classes of their respective issuances. These securities were investment grade (rated Aaa), and there have been no payment defaults on these securities.

Based on the results of management's assessment, there was no ACL required on available-for-sale debt securities in an unrealized loss position at December 31, 2025.

The following table presents the contractual maturities and the weighted-average yields (calculated based on amortized cost) of investment securities as of December 31, 2025. Yields on tax-exempt securities are presented on a fully taxable-equivalent basis using the Corporation's marginal tax rate of 21%. For callable securities, yields on securities purchased at a discount are based on yield-to-maturity, while yields on securities purchased at a premium are based on yield to the first call date. Yields on mortgage-backed securities are estimated and include the effects of prepayment assumptions. Actual maturities may differ from contractual maturities because counterparties may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars In Thousands)	Within One Year	Yield	One-Five Years	Yield	Five-Ten Years	Yield	After Ten Years	Yield	Total	Yield
AVAILABLE-FOR-SALE DEBT SECURITIES:										
Obligations of the U.S. Treasury	$ 0	0.00 %	$ 7,045	1.37 %	$ 1,002	1.60 %	$ 0	0.00 %	$ 8,047	1.39 %
Obligations of U.S. Government agencies	0	0.00 %	5,000	1.34 %	1,942	4.31 %	4,481	3.98 %	11,423	2.88 %
Bank holding company debt securities	0	0.00 %	398	10.38 %	35,705	4.52 %	0	0.00 %	36,103	4.58 %
Obligations of states and political subdivisions:										
Tax-exempt	3,209	2.78 %	12,579	2.70 %	31,432	2.90 %	57,929	2.42 %	105,149	2.62 %
Taxable	1,437	2.11 %	15,284	1.99 %	11,577	2.81 %	22,008	2.41 %	50,306	2.37 %
Sub-total	$ 4,646	2.57 %	$ 40,306	2.13 %	$ 81,658	3.61 %	$ 84,418	2.50 %	$ 211,028	2.86 %
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:										
Residential pass-through securities									148,865	3.54 %
Residential collateralized mortgage obligations									65,782	3.81 %
Commercial mortgage-backed securities									99,095	2.63 %
Private label commercial mortgage-backed securities									3,490	5.45 %
Collateralized loan obligations									8,000	5.24 %
Total									$ 536,260	3.18 %

The Corporation's mortgage-backed securities and collateralized mortgage obligations have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans decrease. As rates decrease, cash flows generally increase as prepayments increase due to increased refinance activity and other factors. In the table above, the entire balances and weighted-average rates for mortgage-backed securities and collateralized mortgage obligations are shown in one period.

FINANCIAL CONDITION

This section includes information regarding the Corporation's lending activities or other significant changes or exposures that are not otherwise addressed in Management's Discussion and Analysis. Significant changes in the average balances of the Corporation's earning assets and interest-bearing liabilities are described in the Net Interest Income section of Management's Discussion and Analysis. Other significant balance sheet items, including securities, the allowance for credit losses for loans and stockholders' equity, are discussed in separate sections of Management's Discussion and Analysis. There are no significant concerns that have arisen related to the Corporation's off-balance sheet loan commitments or outstanding letters of credit at December 31, 2025.

Table VII shows the composition of the loan portfolio at year-end from 2021 through 2025. Throughout this time period, the portfolio was primarily commercial in nature. At December 31, 2025, commercial loans represented 76% of the portfolio while residential loans totaled 19% of the portfolio.

As presented in Table VII, total loans outstanding at December 31, 2025 were $2,354,365,000 which is an increase of $458,517,000 (24.2%) from total loans at December 31, 2024 including $393,587,000 of gross loans receivable, net of purchase accounting adjustments, recorded effective October 1, 2025 pursuant to the acquisition of Susquehanna. In comparing outstanding balances at December 31, 2025 and 2024, total commercial loans were up $376,154,000 or 26.4%, total outstanding consumer loans increased $46,422,000 or 72.6% and total residential mortgage loans increased $35,941,000 or 8.8%.

Also included in Table VII is additional detail regarding the composition of the non-owner occupied commercial real estate loan portfolio at December 31, 2025. The data in Table VII shows the amortized cost of non-owner occupied commercial real estate loans for which the primary purpose is utilization of office space by third parties was $125,175,000, or 5.3% of gross loans receivable. At December 31, 2025, within this segment there were two loans with a total amortized cost basis of $2,787,000 in nonaccrual status with no individual allowances and the remainder of the non-owner occupied commercial real estate loans with a primary purpose of office space utilization were in accrual status with no individual allowance at December 31, 2025.

While the Corporation's lending activities are primarily concentrated in its market areas, a portion of the Corporation's commercial loan segment consists of participation loans. Participation loans represent portions of larger commercial transactions for which other institutions are the "lead banks". Although not the lead bank, the Corporation conducts detailed underwriting and monitoring of participation loan opportunities. Participation loans are included in the "Commercial and industrial", "Commercial loans secured by real estate", "Political subdivisions" and "Other commercial" classes in the loan tables presented in this Form 10-K. Total participation loans outstanding amounted to $107,351,000 at December 31, 2025, up from $35,129,000 at December 31, 2024. The increase in 2025 resulted from participation loans acquired from Susquehanna.

The Corporation originates and sells residential mortgage loans to the secondary market through the MPF Xtra program administered by the Federal Home Loan Banks of Pittsburgh and Chicago. Residential mortgages originated and sold through the MPF Xtra program consist primarily of conforming, prime loans sold to the Federal National Mortgage Association (Fannie Mae), a quasi-government entity. The Corporation also originates and sells residential mortgage loans to the secondary market through the MPF Original program, administered by the Federal Home Loan Banks of Pittsburgh and Chicago. Residential mortgages originated and sold through the MPF Original program consist primarily of conforming, prime loans sold to the Federal Home Loan Bank of Pittsburgh. The Corporation also originates and sells mortgages under the Pennsylvania Housing Finance Agency and other programs though the volume of sales has been small in comparison to the volume under the MPF programs.

For loan sales originated under the MPF programs, the Corporation provides customary representations and warranties to investors that specify, among other things, that the loans have been underwritten to the standards established by the investor. The Corporation may be required to repurchase a loan and reimburse a portion of fees received or reimburse the investor for a credit loss incurred on a loan, if it is determined that the representations and warranties have not been met. Such repurchases or reimbursements generally result from an underwriting or documentation deficiency. At December 31, 2025, the total outstanding balance of loans the Corporation has repurchased as a result of identified instances of noncompliance amounted to $2,598,000 and the corresponding total outstanding balance of repurchased loans at December 31, 2024 was $3,029,000.

At December 31, 2025, outstanding balances of loans sold and serviced through the MPF Xtra and Original programs totaled $450,120,000, including loans sold through the MPF Xtra program of $272,656,000 and loans sold through the Original program of $177,464,000. At December 31, 2024, outstanding balances of loans sold and serviced through the MPF Xtra and Original programs totaled $329,766,000. The outstanding balance of residential mortgage loans originated and serviced by the Corporation that have been sold to third parties increased $120,354,000 from the total at December 31, 2024, reflecting the impact of servicing obligations assumed on such loans that had been sold by Susquehanna prior to the merger. Based on the fairly limited volume of required repurchases to date, no allowance has been established for representation and warranty exposures as of December 31, 2025.

TABLE VII – Five-Year Summary of Loans by Type

(Dollars In Thousands)	2025	%	2024	%	2023	%	2022	%	2021	%
Commercial real estate - non-owner occupied:										
Non-owner occupied	$ 569,974	24.2	$ 471,171	24.9	$ 499,104	27.0	$ 454,386	26.1	$ 358,352	22.9
Multi-family (5 or more) residential	160,284	6.8	105,174	5.5	64,076	3.5	55,406	3.2	49,054	3.1
1-4 Family - commercial purpose	197,480	8.4	163,220	8.6	174,162	9.4	165,805	9.5	175,027	11.2
Total commercial real estate - non-owner occupied	927,738	39.4	739,565	39.0	737,342	39.9	675,597	38.8	582,433	37.2
Commercial real estate - owner occupied	311,792	13.2	261,071	13.8	237,246	12.8	205,910	11.8	196,083	12.5
All other commercial loans:										
Commercial and industrial	128,679	5.5	96,665	5.1	78,832	4.3	95,368	5.5	118,488	7.6
Commercial lines of credit	139,727	5.9	120,078	6.3	117,236	6.3	141,444	8.1	106,338	6.8
Political subdivisions	96,349	4.1	94,009	5.0	79,031	4.3	86,663	5.0	75,401	4.8
Commercial construction and land	123,887	5.3	92,741	4.9	104,123	5.6	60,892	3.5	59,505	3.8
Other commercial loans	71,895	3.0	19,784	1.0	20,471	1.2	25,710	1.5	26,498	1.8
Total all other commercial loans	560,537	23.8	423,277	22.3	399,693	21.7	410,077	23.6	386,230	24.8
Residential mortgage loans:										
1-4 Family - residential	411,827	17.5	383,797	20.2	389,262	21.1	363,005	20.9	327,593	20.9
1-4 Family residential construction	32,123	1.4	24,212	1.3	24,452	1.3	30,577	1.8	23,151	1.5
Total residential mortgage	443,950	18.9	408,009	21.5	413,714	22.4	393,582	22.7	350,744	22.4
Consumer loans:										
Consumer lines of credit (including HELOCs)	94,060	4.0	47,196	2.5	41,503	2.2	36,650	2.1	33,522	2.1
All other consumer	16,288	0.7	16,730	0.9	18,641	1.0	18,224	1.0	15,837	1.0
Total consumer	110,348	4.7	63,926	3.4	60,144	3.2	54,874	3.1	49,359	3.1
Total	2,354,365	100.0	1,895,848	100.0	1,848,139	100.0	1,740,040	100.0	1,564,849	100.0
Less: allowance for credit losses on loans	(31,048)		(20,035)		(19,208)		(16,615)		(13,537)	
Loans, net	$ 2,323,317		$ 1,875,813		$ 1,828,931		$ 1,723,425		$ 1,551,312	

Additional details regarding the composition of the non-owner occupied commercial real estate loan portfolio at December 31, 2025 is as follows:

(In Thousands)	December 31, 2025	% of Non-owner Occupied CRE	% of Total Loans
Office	$ 125,175	22.0 %	5.3 %
Retail	104,513	18.3 %	4.4 %
Industrial	99,476	17.5 %	4.2 %
Hotels	82,692	14.5 %	3.5 %
Mixed Use	64,390	11.3 %	2.7 %
Self Storage Facilities	55,434	9.7 %	2.4 %
Other	38,294	6.7 %	1.6 %
Total Non-owner Occupied CRE Loans	$ 569,974		
Total Gross Loans	$ 2,354,365		

TABLE VIII – LOAN MATURITY DISTRIBUTION

	As of December 31, 2025									
	Fixed-Rate Loans					**Variable- or Adjustable-Rate Loans**				**All Loans**
	1 Year or Less	1-5 Years	>5-15 Years	>15 Years	Total	1 Year or Less	1-5 Years	>5-15 Years	>15 Years	Total	Total
(In Thousands)											
Commercial Real Estate- Nonowner Occupied:											
Non-owner occupied	$ 53,384	$ 205,341	$ 13,073	$ 8	$ 271,806	$ 108,069	$ 184,627	$ 5,472	$ 0	$ 298,168	$ 569,974
Multi-family (5 or more) residential	5,126	25,971	12,675	759	44,531	33,724	80,505	1,524	0	115,753	160,284
1-4 Family - commercial purpose	13,428	38,720	10,546	28	62,722	24,932	104,359	5,467	0	134,758	197,480
Total commercial real estate - non-owner occupied	71,938	270,032	36,294	795	379,059	166,725	369,491	12,463	0	548,679	927,738
Commercial real estate - owner occupied	17,104	74,817	26,793	394	119,108	44,597	141,962	6,125	0	192,684	311,792
All other commercial loans:											
Commercial and industrial	5,550	62,691	18,369	453	87,063	11,073	29,441	1,102	0	41,616	128,679
Commercial lines of credit	9,278	0	0	0	9,278	129,416	1,033	0	0	130,449	139,727
Political subdivisions	10,652	15,420	47,604	4,403	78,079	23	7,329	10,918	0	18,270	96,349
Commercial construction and land	11,659	16,403	786	0	28,848	81,494	13,346	199	0	95,039	123,887
Other commercial loans	648	3,333	2,237	2,064	8,282	23,999	32,493	7,121	0	63,613	71,895
Total all other commercial loans	37,787	97,847	68,996	6,920	211,550	246,005	83,642	19,340	0	348,987	560,537
Residential mortgage loans:											
1-4 Family - residential	480	6,639	87,060	54,047	148,226	29,805	72,511	160,906	379	263,601	411,827
1-4 Family residential construction	1,701	445	5,978	2,874	10,998	94	330	20,701	0	21,125	32,123
Total residential mortgage	2,181	7,084	93,038	56,921	159,224	29,899	72,841	181,607	379	284,726	443,950
Consumer loans:											
Consumer lines of credit (including HELOCs)	307	589	3,000	1	3,897	89,198	889	76	0	90,163	94,060
All other consumer	1,559	8,494	1,821	0	11,874	4,414	0	0	0	4,414	16,288
Total consumer	1,866	9,083	4,821	1	15,771	93,612	889	76	0	94,577	110,348
Total	$ 130,876	$ 458,863	$ 229,942	$ 65,031	$ 884,712	$ 580,838	$ 668,825	$ 219,611	$ 379	$ 1,469,653	$ 2,354,365

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

A summary of the provision for credit losses for the years ended December 31, 2025 and 2024 is as follows:

(In Thousands)	12 Months Ended December 31, 2025		12 Months Ended December 31, 2024	
Provision for credit losses:				
Loans receivable	$	5,556	$	2,430
Off-balance sheet exposures		517		(235)
Total provision for credit losses	$	6,073	$	2,195

For the year ended December 31, 2025, there was a provision for credit losses of $6,073,000, an increase of $3,878,000 compared to $2,195,000 in 2024. The provision for 2025 included expense related to loans receivable of $5,556,000 and expense related to off-balance sheet exposures of $517,000. The provision for the year ended December 31, 2025 included the impact of increases in the ACL related to changes in qualitative factors. The ACL increased $11,013,000, to 1.32% of loans receivable at December 31, 2025 as compared to 1.06% at December 31, 2024, including the impact of an increase in the ACL attributable to the Susquehanna acquisition and an increase related to changes in qualitative factors.

As shown in Table X, the ACL on loans individually evaluated increased to $2,772,000 at December 31, 2025 from $122,000 at December 31, 2024, including an ACL of $2,632,000 at December 31, 2025 on acquired PCD loans as part of the Susquehanna acquisition.

Table X also shows that, at December 31, 2025 as compared to December 31, 2024, the ACL related to collectively evaluated commercial loans increased by a total of $8,234,000 and the ACL on collectively evaluated residential mortgage increased $273,000, while the ACL on collectively evaluated consumer loans decreased $144,000. The increase for commercial loans includes the impact of growth in the portfolio, mainly from the Susquehanna acquisition and an increase in qualitative adjustments resulting mainly from changes in external indexes and an increase in past due and nonaccrual loans.

In 2025, net charge-offs totaled $1,617,000, or 0.08% of average outstanding loans compared to net charge-offs for 2024 of $1,603,000, or 0.09% of average outstanding loan. Table IX shows annual average net charge-off rates ranging from a high of 0.26% in 2022 to a low of 0.01% in 2023. Table XII shows that over the five-year period ended December 31, 2025, the average net-charge off rate was 0.10%.

Table XI shows that total nonperforming assets as a percentage of total assets was 1.06% at December 31, 2025, up from 0.92% at December 31, 2024 and higher than that at year-end 2021 through 2023. Total nonperforming assets were $33.1 million at December 31, 2025, up from $24.1 million at December 31, 2024, including the impact of nonaccrual PCD loans acquired as part of the merger with a total amortized cost basis of $6.8 million at December 31, 2025.

Over the period 2021-2025, each period includes a few large commercial relationships that have required significant monitoring and workout efforts. As a result, a limited number of relationships may significantly impact the total amount of allowance required on individual loans and may significantly impact the provision for credit losses and the amount of total charge-offs reported in any one period.

Management believes it has been prudent in its decisions concerning identification of loans requiring individual evaluation for credit loss, estimates of loss, and nonaccrual status; however, the actual losses realized from these relationships could vary materially from the

ACL calculated as of December 31, 2025. Management continues to closely monitor its commercial loan relationships for credit losses and will adjust its estimates of loss and decisions concerning nonaccrual status, if appropriate.

Tables IX through XII present historical data related to loans and the allowance for credit losses.

TABLE IX - ANALYSIS OF THE ALLOWANCE FOR CREDIT LOSSES ON LOANS

(Dollars In Thousands)

	Years Ended December 31,				
	2025	2024	2023	2022	2021
Balance, beginning of year	$ 20,035	$ 19,208	$ 16,615	$ 13,537	$ 11,385
Adoption of ASU 2016-13 (CECL)	0	0	2,104	0	0
Allowance recorded in business combination- PCD loans	2,637	0	0	0	0
Allowance recorded in business combination- Non PCD loans	4,437	0	0	0	0
Charge-offs	(1,726)	(1,716)	(356)	(4,245)	(1,575)
Recoveries	109	113	92	68	66
Net charge-offs	(1,617)	(1,603)	(264)	(4,177)	(1,509)
Provision for credit losses on loans	5,556	2,430	753	7,255	3,661
Balance, end of period	$ 31,048	$ 20,035	$ 19,208	$ 16,615	$ 13,537
Net charge-offs as a % of average loans (annualized)	0.08 %	0.09 %	0.01 %	0.26 %	0.09 %

TABLE X - COMPONENTS OF THE ALLOWANCE FOR CREDIT LOSSES

UPON ADOPTION OF CECL

(In Thousands)	December 31, 2025	December 31, 2024	December 31, 2023	January 1, 2023
Loans individually evaluated	$ 2,772	$ 122	$ 743	$ 751
Loans collectively evaluated:				
Commercial real estate - nonowner occupied	17,171	11,964	10,379	9,641
Commercial real estate - owner occupied	3,820	2,722	2,111	1,765
All other commercial loans	5,290	3,361	3,811	3,914
Residential mortgage	1,629	1,356	1,764	2,407
Consumer	366	510	400	241
Total Allowance	$ 31,048	$ 20,035	$ 19,208	$ 18,719

PRIOR TO CECL ADOPTION

(In Thousands)	As of December 31,	
	2022	2021
ASC 310 - Impaired loans - individually evaluated	$ 453	$ 740
ASC 450 - Collectively evaluated:		
Commercial	10,845	7,553
Residential mortgage	4,073	4,338
Consumer	244	235
Unallocated	1,000	671
Total Allowance	$ 16,615	$ 13,537

TABLE XI - PAST DUE AND NONPERFORMING ASSETS

(Dollars In Thousands)	As of December 31, 2025			As of December 31,			
	PCD Loans	Non PCD Loans	Total Loans	2024	2023	2022	2021
Collateral dependent loans with a valuation allowance	$ 5,138	$ 263	$ 5,401	$ 258	$ 7,786	$ 3,460	$ 6,540
Collateral dependent loans without a valuation allowance	5,553	21,474	27,027	29,867	3,478	14,871	2,636
Purchased credit impaired loans	0	0	0	0	0	1,027	6,558
Total collateral dependent loans	$ 10,691	$ 21,737	$ 32,428	$ 30,125	$ 11,264	$ 19,358	$ 15,734
Total loans past due 30-89 days and still accruing	$ 5,810	$ 12,499	$ 18,309	$ 5,658	$ 9,275	$ 7,079	$ 5,106
Nonperforming assets:							
Purchased credit impaired loans	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,027	$ 6,558
Other nonaccrual loans	6,762	26,074	32,836	23,842	15,177	22,058	12,441
Total nonaccrual loans	6,762	26,074	32,836	23,842	15,177	23,085	18,999
Total loans past due 90 days or more and still accruing	0	88	88	119	3,190	2,237	2,219
Total nonperforming loans	6,762	26,162	32,924	23,961	18,367	25,322	21,218
Foreclosed assets held for sale (real estate)	0	189	189	181	478	275	684
Total nonperforming assets	$ 6,762	$ 26,351	$ 33,113	$ 24,142	$ 18,845	$ 25,597	$ 21,902
Total nonperforming loans as a % of loans			1.40 %	1.26 %	0.99 %	1.46 %	1.36 %
Total nonperforming assets as a % of assets			1.06 %	0.92 %	0.75 %	1.04 %	0.94 %
Nonaccrual loans as a % of loans			1.39 %	1.26 %	0.82 %	1.33 %	1.21 %
Allowance for credit losses as a % of nonaccrual loans			94.55 %	84.03 %	79.01 %	71.97 %	71.25 %
Allowance for credit losses as a % of total loans			1.32 %	1.06 %	1.04 %	0.95 %	0.87 %

TABLE XII – FIVE-YEAR HISTORY OF LOAN LOSSES

(Dollars In Thousands)	2025	2024	2023	2022	2021	Average
Average gross loans	$ 2,019,117	$ 1,881,122	$ 1,792,149	$ 1,628,094	$ 1,596,756	$ 1,783,448
Year-end gross loans	2,354,365	1,895,848	1,848,139	1,740,040	1,564,849	1,880,648
Year-end allowance for credit losses on loans	31,048	20,035	19,208	16,615	13,537	20,089
Year-end nonaccrual loans	32,836	23,842	15,177	23,085	18,999	22,788
Year-end loans 90 days or more past due and still accruing	88	119	3,190	2,237	2,219	1,571
Net charge-offs	1,617	1,603	264	4,177	1,509	1,834
Provision for credit losses on loans	5,556	2,430	753	7,255	3,661	3,931
Earnings coverage of charge-offs	18 x	20 x	119 x	8 x	26 x	18 x
Allowance coverage of charge-offs	19 x	12 x	73 x	4 x	9 x	11 x
Net charge-offs as a % of provision for credit losses on loans	29.10 %	65.97 %	35.06 %	57.57 %	41.22 %	46.65 %
Net charge-offs as a % of average gross loans	0.08 %	0.09 %	0.01 %	0.26 %	0.09 %	0.10 %
Income before income taxes on a fully taxable equivalent basis	29,525	32,690	31,402	33,576	38,822	33,203

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Corporation's significant fixed and determinable contractual obligations as of December 31, 2025 include repayment obligations related to time deposits and borrowed funds. Information related to maturities of time deposits is provided in Note 11 to the consolidated financial statements. Information related to maturities of borrowed funds is provided in Note 12 to the consolidated financial statements. The Corporation's operating lease commitments with terms of one year or less and other commitments at December 31, 2025 are immaterial. Information concerning operating lease commitments with terms greater than one year is provided in Note 17 to the consolidated financial statements.

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheets. Commitments to extend credit are legally binding agreements to lend to customers and generally have fixed expiration dates or other termination clauses and may require payment of fees. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Commitments and standby letters of credit do not necessarily represent future liquidity requirements, as they may expire without being used.

The following table presents the Corporation's commitments to extend credit and standby letters of credit as of December 31, 2025:

(In Thousands)	December 31, 2025
Commercial real estate loans	$ 11,748
Commercial lines of credit	255,869
Commercial construction and land	32,250
Other commercial loans	37,200
1-4 family residential construction	16,085
Consumer lines of credit (including HELOCs)	100,334
All other consumer loans	53,510
Total commitments to extend credit	$ 506,996
Financial letters of credit	$ 6,276
Performance letters of credit	52,638
Total standby letters of credit	$ 58,914

Off-balance sheet arrangements are further described in Note 16 and the allowance for credit losses on off-balance sheet exposures is described in Note 8 to the consolidated financial statements.

As described in more detail in the Financial Condition section of Management's Discussion and Analysis, the Corporation sells residential mortgage loans for which the Corporation provides customary representations and warranties to investors that specify, among other things, that the loans have been underwritten to the standards established by the investor. The Corporation may be required to repurchase a loan and reimburse a portion of fees received or reimburse the investor for a credit loss incurred on a loan, if it is determined that the representations and warranties have not been met. At December 31, 2025, outstanding balances of such loans sold totaled $450,120,000.

LIQUIDITY

Liquidity is the ability to quickly raise cash at a reasonable cost. An adequate liquidity position permits the Corporation to pay creditors, compensate for unforeseen deposit fluctuations and fund unexpected loan demand.

The Corporation maintains overnight borrowing facilities with several correspondent banks that provide a source of day-to-day liquidity. Also, the Corporation maintains borrowing facilities with the Federal Home Loan Bank of Pittsburgh, secured by various mortgage loans.

The Corporation has a line of credit with the Federal Reserve Bank of Philadelphia's Discount Window. Management intends to use this line of credit as a contingency funding source. As collateral for the line, the Corporation has pledged available-for-sale securities with a carrying value of $26,947,000 at December 31, 2025.

The Corporation's outstanding, available, and total credit facilities at December 31, 2025 and 2024 are as follows:

(In Thousands)	Outstanding		Available		Total Credit	
	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024	December 31, 2025	December 31, 2024
Federal Home Loan Bank of Pittsburgh	$ 170,922	$ 188,692	$ 785,822	$ 749,999	$ 971,946	$ 938,691
Federal Reserve Bank Discount Window	0	0	25,484	18,093	25,484	18,093
Other correspondent banks	0	0	75,000	75,000	75,000	75,000
Total credit facilities	$ 170,922	$ 188,692	$ 886,306	$ 843,092	$ 1,072,430	$ 1,031,784

At December 31, 2025, the Corporation's outstanding credit facilities with the Federal Home Loan Bank of Pittsburgh consisted of overnight and borrowings of $27,000,000, long-term borrowings with par values totaling $120,935,000 and letters of credit totaling $22,987,000. At December 31, 2024, the Corporation's outstanding credit facilities with the Federal Home Loan Bank of Pittsburgh consisted of long-term borrowings with par values totaling $165,451,000 and letters of credit totaling $23,241,000. Availability on the facility is also reduced by accrued interest payable on the borrowings and by the total of the Corporation's credit enhancement obligations on residential mortgage loans sold under the MPF Original Program.

Additionally, the Corporation uses "RepoSweep" arrangements to borrow funds from commercial banking customers on an overnight basis. If required to raise cash in an emergency situation, the Corporation could utilize available-for-sale debt securities as collateral for borrowings or sell securities to meet its obligations. At December 31, 2025, the carrying value of available-for-sale debt securities in excess of amounts required to meet pledging or repurchase agreement obligations was $319,624,000.

Deposits totaled $2,564,716,000 at December 31, 2025, up $470,807,000 from $2,093,909,000 at December 31, 2024. Deposits of $501,488,000 were assumed from Susquehanna, effective October 1, 2025. After the impact of the initial balances of deposits assumed from Susquehanna, total deposits were down at December 31, 2025, mainly due to seasonal declines in balances maintained by municipal customers. Average total deposits of $2,227,784,000 were 8.3% higher for the year ended December 31, 2024, as compared to $2,057,570,000 for the year ended December 31, 2024. Average brokered deposits decreased $50,415,000 to $11,123,000 for the year ended December 31, 2025 from $61,538,000 for the year ended December 31, 2024.

As shown in the table below, at December 31, 2025, estimated uninsured deposits totaled $811.2 million, or 31.4% of total deposits, up from $632.8 million, or 30.0% of total deposits at December 31, 2024. Included in uninsured deposits are deposits collateralized by securities (almost exclusively municipal deposits) totaling $172.6 million at December 31, 2025. As shown in the table below, total uninsured and uncollateralized deposits amounted to 24.7% of total deposits at December 31, 2025, up from 22.3% at December 31, 2024.

As summarized in the table that immediately follows, the Corporation's highly liquid sources of available funds described above, including unused borrowing capacity with the Federal Home Loan Bank of Pittsburgh, unused availability on the Federal Reserve Bank of Philadelphia's discount window, available federal funds lines with other banks and unencumbered available-for-sale debt securities totaled $1.2 billion at December 31, 2025. Available funding from these sources totaled 148.7% of uninsured deposits and 188.8% of total uninsured and uncollateralized deposits at December 31, 2025.

Uninsured Deposits Information	December 31, 2025		December 31, 2024	
Total Deposits - C&N Bank	$	2,584,952	$	2,111,547
Estimated Total Uninsured Deposits	$	811,209	$	632,804
Portion of Uninsured Deposits that are Collateralized		172,585		161,958
Uninsured and Uncollateralized Deposits	$	638,624	$	470,846
Uninsured and Uncollateralized Deposits as a % of Total Deposits		**24.7 %**		**22.3 %**
Available Funding from Credit Facilities	$	886,306	$	843,092
Fair Value of Available-for-sale Debt Securities in Excess of Pledging Obligations		319,624		236,945
Highly Liquid Available Funding	$	1,205,930	$	1,080,037
Highly Liquid Available Funding as a % of Uninsured Deposits		**148.7 %**		**170.7 %**
Highly Liquid Available Funding as a % of Uninsured and Uncollateralized Deposits		**188.8 %**		**229.4 %**

Based on the ample sources of highly liquid funds as described above, management believes the Corporation is well-positioned to meet its short-term and long-term funding obligations.

STOCKHOLDERS' EQUITY AND CAPITAL ADEQUACY

Details concerning capital ratios at December 31, 2025 and December 31, 2024 are presented in Note 18 to the consolidated financial statements. Management believes, as of December 31, 2025, that the Corporation and C&N Bank meet all capital adequacy requirements to which they are subject and maintain a capital conservation buffer (described in more detail below) that allows the Corporation and Bank to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers. Further, the Corporation's and C&N Bank's capital ratios at December 31, 2025 and December 31, 2024 exceed the Corporation's Board policy threshold levels. Management expects the Corporation and C&N Bank to maintain capital levels that exceed the regulatory standards for well-capitalized institutions for the next 12 months and for the foreseeable future.

Future dividend payments and repurchases of common stock will depend upon maintenance of a strong financial condition, future earnings and capital and regulatory requirements. In addition, the Corporation and C&N Bank are subject to restrictions on the amount of dividends that may be paid without approval of banking regulatory authorities. These restrictions are described in Note 18 to the consolidated financial statements.

To avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, the Corporation and C&N Bank must hold a capital conservation buffer composed of common equity tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to risk-weighted assets. At December 31, 2025, the minimum risk-based capital ratios, and the capital ratios including the capital conservation buffer, are as follows:

Minimum common equity tier 1 capital ratio	4.5 %
Minimum common equity tier 1 capital ratio plus capital conservation buffer	7.0 %
Minimum tier 1 capital ratio	6.0 %
Minimum tier 1 capital ratio plus capital conservation buffer	8.5 %
Minimum total capital ratio	8.0 %
Minimum total capital ratio plus capital conservation buffer	10.5 %

A banking organization with a buffer greater than 2.5% over the minimum risk-based capital ratios would not be subject to additional limits on dividend payments or discretionary bonus payments; however, a banking organization with a buffer less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. Also, a banking organization is prohibited from making dividend payments or discretionary bonus payments if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% as of the beginning of that quarter. Eligible net income is defined as net income for the four calendar quarters preceding the current calendar quarter, net of any distributions and associated tax effects not already reflected in net income. A summary of payout restrictions based on the capital conservation buffer is as follows:

Capital Conservation Buffer (as a % of risk-weighted assets)	Maximum Payout (as a % of eligible retained income)
Greater than 2.5%	No payout limitation applies
≤2.5% and >1.875%	60 %
≤1.875% and >1.25%	40 %
≤1.25% and >0.625%	20 %
≤0.625%	0 %

At December 31, 2025, the Corporation's Capital Conservation Buffer was 6.18% and C&N Bank's Capital Conservation Buffer was 5.82%.

On September 25, 2023, the Corporation announced a treasury stock repurchase program with no expiration that can be suspended or terminated by the Board of Directors, in its sole discretion. Under this program, the Corporation is authorized to repurchase up to 750,000 shares of its common stock. During the year ended December 31, 2025, 501 shares were repurchased for a total cost of $9,534, at an average price of $19.03 per share. At December 31, 2025, there were 723,465 shares available to be repurchased under the program.

The Corporation's total stockholders' equity is affected by fluctuations in the fair values of available-for-sale debt securities. The difference between amortized cost and fair value of available-for-sale debt securities, net of deferred income tax, is included in accumulated other comprehensive loss within stockholders' equity. Accumulated other comprehensive loss is excluded from the Bank's and Corporation's regulatory capital ratios but is included for the determination of tangible common equity, as discussed in the following paragraph. The balance in accumulated other comprehensive loss related to unrealized losses on available-for-sale debt securities, net of deferred income tax, amounted to $23,154,000 at December 31, 2025 and $37,084,000 at December 31, 2024. The volatility in stockholders' equity related to accumulated other comprehensive loss from available-for-sale debt securities has been caused by fluctuations in interest rates including overall increases in rates as compared to market rates when most of the Corporation's securities were purchased. The securities section of Management's Discussion and Analysis and Note 7 to the consolidated financial statements provide additional information concerning information management considered in evaluating debt and equity securities for credit losses at December 31, 2025.

Tangible common equity is a non-GAAP measure, and tangible common book value per share and tangible common equity as a percentage of tangible assets are non-GAAP ratios. Management believes this non-GAAP information is helpful in evaluating the strength of the Corporation's capital and in providing an alternative valuation of the Corporation's net worth. Information at December 31, 2025 and 2024 is as follows:

(Dollars In Thousands, Except Per Share Data)		December 31,		
		2025		2024
Total Assets	$	3,132,469	$	2,610,653
Less: Intangible Asset, Goodwill		(63,311)		(52,505)
Less: Intangible Asset, Core Deposit Intangibles, net		(11,573)		(2,080)
Related Tax Effect on Core Deposit Intangibles, net		2,546		458
Tangible Assets (1)	$	3,060,131	$	2,556,526
Total Stockholders' Equity	$	341,714	$	275,284
Less: Intangible Asset, Goodwill		(63,311)		(52,505)
Less: Intangible Asset, Core Deposit Intangibles, net		(11,573)		(2,080)
Related Tax Effect on Core Deposit Intangibles, net		2,546		458
Tangible Common Equity (2)	$	269,376	$	221,157
Common Shares Outstanding, End of Period (3)		17,823,444		15,433,494
Tangible Common Book Value per Share = (2)/(3)	$	15.11	$	14.33
Tangible Common Equity (2) / Tangible Assets (1)		8.80 %		8.65 %

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

MARKET RISK

Market risk is the risk of loss arising from adverse changes in market rates and prices of the Corporation's financial instruments. In addition to the effects of interest rates, the market prices of the Corporation's available-for-sale debt securities are affected by fluctuations in the risk premiums (amounts of spread over risk-free rates) demanded by investors. Management attempts to limit the risk that economic conditions would force the Corporation to sell securities for realized losses by maintaining a strong capital position (discussed in the "Stockholders' Equity and Capital Adequacy" section of Management's Discussion and Analysis) and ample sources of liquidity (discussed in the "Liquidity" section of Management's Discussion and Analysis).

The Corporation's major category of market risk, interest rate risk, is discussed in the following section.

INTEREST RATE RISK

The Corporation uses a simulation model to calculate the potential effects of interest rate fluctuations on net interest income and the economic value of equity ("EVE"). For purposes of these calculations, EVE includes the discounted present values of financial instruments, such as securities, loans, deposits and borrowed funds, and the book values of nonfinancial assets and liabilities, such as premises and equipment and accrued expenses. The model measures and projects the amount of potential changes in net interest income and calculates the discounted present value of anticipated cash flows of financial instruments, assuming an immediate increase or decrease in interest rates. Management ordinarily runs a variety of scenarios within a range of plus or minus 100-400 basis points of current rates.

The projected results based on the model include the impact of estimates, at each level of interest rate change, regarding cash flows from principal repayments on loans and mortgage-backed securities and call activity on other investment securities. Further, the projected results are impacted by assumptions regarding the run-off and the extent of sensitivity to interest rate changes of deposits with no stated maturity (checking, savings and money market accounts). Actual results could vary significantly from these estimates, which could result in significant differences in the calculations of projected changes in net interest income and EVE. Also, the model does not make estimates related to changes in the composition of the deposit portfolio that could occur due to rate competition, and the table does not necessarily reflect changes that management would make to realign the portfolio as a result of changes in interest rates.

The Corporation's Board of Directors has established policy guidelines for acceptable levels of interest rate risk, based on an immediate increase or decrease in interest rates. The policy limits acceptable fluctuations in net interest income from the baseline (flat rates) one-year scenario and variances in EVE from the baseline values based on current rates.

Table XIII, which follows this discussion, is based on the results of calculations performed using the simulation model as of December 31, 2025 and 2024. The Table shows that as of the respective dates, the changes in net interest income and changes in EVE were within the policy limits in all scenarios.

Based on December 31, 2025 and 2024 data, the amounts of net interest income decrease, as compared to the amounts based on current interest rates, in both the upward and downward rate scenarios. Similarly, at December 31, 2025 and 2024, EVE is modeled to decrease compared to the 0 basis point scenario in all of the rising and falling rate scenarios. The modeling results reflect the impact of management's assumptions that the Corporation's deposit rates would rise in the increasing rate scenarios to a greater extent than they would fall in the decreasing rate scenarios. Further, results in the downward rate scenarios reflect limitations on the benefit of falling rates on some deposit types due to a 0% assumed floor.

Under U.S. generally accepted accounting principles, available-for-sale debt securities are carried at fair value as of each balance sheet date. The difference between amortized cost and fair value of available-for-sale debt securities, net of deferred income tax, is included in accumulated other comprehensive income (loss) within stockholders' equity. Increases in interest rates have caused the fair value of the Corporation's available-for-sale debt securities to decrease, resulting in an accumulated other comprehensive loss related to securities of $23.2 million at December 31, 2025. In contrast, most of the Corporation's other financial instruments, including loans receivable (held for investment), deposits and borrowed funds are carried on the balance sheet at historical cost without adjustment for the impact of changes in interest rates.

TABLE XIII – THE EFFECT OF HYPOTHETICAL CHANGES IN INTEREST RATES

December 31, 2025 Data
(In Thousands)

Basis Point Change in Rates	Period Ending December 31, 2026				
	Interest Income	Interest Expense	Net Interest Income (NII)	NII % Change	NII Risk Limit
+400	$ 190,241	$ 101,840	$ 88,401	(22.4)%	25.0 %
+300	183,502	86,341	97,161	(14.7)%	20.0 %
+200	176,675	72,323	104,352	(8.4)%	15.0 %
+100	169,739	59,787	109,952	(3.5)%	10.0 %
0	162,684	48,733	113,951	0.0 %	0.0 %
-100	155,164	41,661	113,503	(0.4)%	10.0 %
-200	146,491	34,657	111,834	(1.9)%	15.0 %
-300	136,961	28,400	108,561	(4.7)%	20.0 %
-400	126,625	23,288	103,337	(9.3)%	25.0 %

Basis Point Change in Rates	Economic Value of Equity at December 31, 2025		
	Present Value Equity	Present Value % Change	Present Value Risk Limit
+400	$ 572,841	(16.8)%	40.0 %
+300	614,522	(10.7)%	30.0 %
+200	649,738	(5.6)%	25.0 %
+100	675,284	(1.9)%	15.0 %
0	688,389	0.0 %	0.0 %
-100	665,037	(3.4)%	15.0 %
-200	617,865	(10.2)%	25.0 %
-300	553,948	(19.5)%	30.0 %
-400	474,663	(31.0)%	40.0 %

December 31, 2024 Data
(In Thousands)

Period Ending December 31, 2025

Basis Point Change in Rates	Interest Income	Interest Expense	Net Interest Income (NII)	NII % Change	NII Risk Limit
+400	$ 157,710	$ 87,489	$ 70,221	(17.4)%	25.0 %
+300	151,610	75,796	75,814	(10.8)%	20.0 %
+200	145,458	65,308	80,150	(5.7)%	15.0 %
+100	139,233	56,023	83,210	(2.1)%	10.0 %
0	132,939	47,942	84,997	0.0 %	0.0 %
-100	126,757	42,671	84,086	(1.1)%	10.0 %
-200	119,814	37,450	82,364	(3.1)%	15.0 %
-300	111,964	32,229	79,735	(6.2)%	20.0 %
-400	103,390	27,650	75,740	(10.9)%	25.0 %

Economic Value of Equity at December 31, 2024

Basis Point Change in Rates	Present Value Equity	Present Value % Change	Present Value Risk Limit
+400	$ 475,112	(16.1)%	40.0 %
+300	507,221	(10.4)%	30.0 %
+200	534,636	(5.6)%	25.0 %
+100	555,058	(2.0)%	15.0 %
0	566,339	0.0 %	0.0 %
-100	552,813	(2.4)%	15.0 %
-200	520,196	(8.1)%	25.0 %
-300	470,155	(17.0)%	30.0 %
-400	403,255	(28.8)%	40.0 %

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)	December 31, 2025		December 31, 2024	
ASSETS				
Cash and due from banks:				
Noninterest-bearing	$	22,289	$	21,110
Interest-bearing		23,767		105,064
Total cash and due from banks		46,056		126,174
Available-for-sale debt securities, at fair value		506,575		402,380
Loans receivable		2,354,365		1,895,848
Allowance for credit losses		(31,048)		(20,035)
Loans, net		2,323,317		1,875,813
Bank-owned life insurance		61,094		51,214
Accrued interest receivable		11,594		8,735
Bank premises and equipment, net		27,755		21,338
Foreclosed assets held for sale		189		181
Deferred tax asset, net		17,615		19,098
Goodwill		63,311		52,505
Core deposit intangibles, net		11,573		2,080
Other assets		63,390		51,135
TOTAL ASSETS	$	3,132,469	$	2,610,653
LIABILITIES				
Deposits:				
Noninterest-bearing	$	531,442	$	486,566
Interest-bearing		2,033,274		1,607,343
Total deposits		2,564,716		2,093,909
Short-term borrowings		28,618		2,488
Long-term borrowings - FHLB advances		120,935		165,451
Senior notes, net		14,970		14,899
Subordinated debt, net		24,949		24,831
Accrued interest and other liabilities		36,567		33,791
TOTAL LIABILITIES		2,790,755		2,335,369
COMMITMENTS AND CONTINGENT LIABILITIES				
STOCKHOLDERS' EQUITY				
Preferred stock, $1,000 par value; authorized 30,000 shares; $1,000 liquidation preference per share; no shares issued		0		0
Common stock, par value $1.00 per share; authorized 30,000,000 shares; issued 18,303,120 and outstanding 17,823,444 at December 31, 2025; issued 16,030,172 and outstanding 15,433,494 at December 31, 2024		18,303		16,030
Paid-in capital		185,696		143,565
Retained earnings		171,214		165,778
Treasury stock, at cost; 479,676 shares at December 31, 2025 and 596,678 shares at December 31, 2024		(10,704)		(13,328)
Accumulated other comprehensive loss		(22,795)		(36,761)
TOTAL STOCKHOLDERS' EQUITY		341,714		275,284
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	3,132,469	$	2,610,653

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

		Years Ended December 31,				
(In Thousands, Except Per Share Data)		2025		2024		2023
INTEREST INCOME						
Interest and fees on loans:						
Taxable	$	120,597	$	110,396	$	98,854
Tax-exempt		2,420		2,396		2,225
Income from available-for-sale debt securities:						
Taxable		10,420		8,593		8,555
Tax-exempt		2,292		2,260		2,427
Other interest and dividend income		3,488		4,433		1,443
Total interest and dividend income		139,217		128,078		113,504
INTEREST EXPENSE						
Interest on deposits		39,475		39,200		24,233
Interest on short-term borrowings		7		1,168		3,240
Interest on long-term borrowings - FHLB advances		6,468		7,188		4,230
Interest on senior notes, net		931		481		479
Interest on subordinated debt, net		483		926		922
Total interest expense		47,364		48,963		33,104
Net interest income		91,853		79,115		80,400
Provision for credit losses		6,073		2,195		186
Net interest income after provision for credit losses		85,780		76,920		80,214
NONINTEREST INCOME						
Trust revenue		8,212		7,928		7,413
Brokerage and insurance revenue		2,313		2,271		1,675
Service charges on deposit accounts		5,976		5,867		5,567
Interchange revenue from debit card transactions		4,623		4,276		4,160
Net gains from sale of loans		1,483		1,158		723
Loan servicing fees, net		643		649		602
Increase in cash surrender value of life insurance		1,927		1,830		2,703
Other noninterest income		5,637		5,230		4,610
Realized gains (losses) on available-for-sale debt securities, net		38		0		(3,036)
Total noninterest income		30,852		29,209		24,417
NONINTEREST EXPENSE						
Salaries and employee benefits		47,386		44,930		44,195
Net occupancy and equipment expense		5,860		5,473		5,357
Data processing and telecommunications expense		8,742		7,768		7,582
Automated teller machine and interchange expense		1,863		1,818		1,682
Pennsylvania shares tax		1,904		1,733		1,602
Professional fees		2,759		2,175		2,497
Merger-related expenses		7,940		0		0
Other noninterest expense		11,535		10,361		11,233
Total noninterest expense		87,989		74,258		74,148
Income before income tax provision		28,643		31,871		30,483
Income tax provision		5,216		5,913		6,335
NET INCOME	$	23,427	$	25,958	$	24,148
EARNINGS PER COMMON SHARE - BASIC AND DILUTED	$	1.46	$	1.69	$	1.57

The accompanying notes are an integral part of consolidated financial statements.

Consolidated Statements of Comprehensive Income

		Years Ended December 31,				
(In Thousands)		**2025**		**2024**		**2023**
Net income	$	23,427	$	25,958	$	24,148
Available-for-sale debt securities:						
Unrealized holding gains on available-for-sale debt securities		17,896		1,670		11,512
Reclassification adjustment for (gains) losses realized in income		(38)		0		3,036
Other comprehensive income on available-for-sale debt securities		17,858		1,670		14,548
Unfunded pension and postretirement obligations:						
Changes from plan amendments and actuarial gains and losses		39		405		(9)
Amortization of prior service cost, net actuarial gain (loss), settlement of plan obligation and curtailment gain included in net periodic benefit cost		4		(552)		(56)
Other comprehensive income (loss) on pension and postretirement obligations		43		(147)		(65)
Other comprehensive income before income tax		17,901		1,523		14,483
Income tax related to other comprehensive (income) loss		(3,935)		153		(3,042)
Other comprehensive income, net		13,966		1,676		11,441
Comprehensive income	$	37,393	$	27,634	$	35,589

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Stockholders' Equity
(In Thousands Except Share and Per Share Data)

	Common Shares	Treasury Shares	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance, January 1, 2023	**16,030,172**	**511,353**	**$ 16,030**	**$ 143,950**	**$ 151,743**	**$ (49,878)**	**$ (12,520)**	**$ 249,325**
Adoption of ASU 2016-13 (CECL)					(1,652)			(1,652)
Net income					24,148			24,148
Other comprehensive income, net						11,441		11,441
Cash dividends declared on common stock, $1.12 per share					(17,211)			(17,211)
Shares issued for dividend reinvestment plan		(81,930)		(246)			1,888	1,642
Shares issued from treasury and redeemed related to exercise of stock options		(612)		(30)			30	0
Restricted stock granted		(53,788)		(1,314)			1,314	0
Forfeiture of restricted stock		25,261		556			(556)	0
Stock-based compensation expense				1,472				1,472
Purchase of restricted stock for tax withholding		9,453					(219)	(219)
Treasury stock purchases		325,300					(6,565)	(6,565)
Balance, December 31, 2023	**16,030,172**	**735,037**	**16,030**	**144,388**	**157,028**	**(38,437)**	**(16,628)**	**262,381**
Net income					25,958			25,958
Other comprehensive income, net						1,676		1,676
Cash dividends declared on common stock, $1.12 per share					(17,208)			(17,208)
Shares issued for dividend reinvestment plan		(83,838)		(273)			1,885	1,612
Restricted stock granted		(92,860)		(2,094)			2,094	0
Forfeiture of restricted stock		2,076		50			(50)	0
Stock-based compensation expense				1,494				1,494
Purchase of restricted stock for tax withholding		10,229					(212)	(212)
Treasury stock purchases		26,034					(417)	(417)
Balance, December 31, 2024	**16,030,172**	**596,678**	**16,030**	**143,565**	**165,778**	**(36,761)**	**(13,328)**	**275,284**
Net income					23,427			23,427
Other comprehensive income, net						13,966		13,966
Cash dividends declared on common stock, $1.12 per share					(17,991)			(17,991)
Shares issued to acquire Susquehanna Community Financial, Inc.	2,272,948		2,273	42,115				44,388
Treasury stock acquired as part of the Susquehanna Community Financial, Inc. acquisition		1,875					(37)	(37)
Shares issued for dividend reinvestment plan		(80,592)		(190)			1,798	1,608
Restricted stock granted		(56,417)		(1,261)			1,261	0
Forfeiture of restricted stock		7,898		180			(180)	0
Stock-based compensation expense				1,287				1,287
Purchase of restricted stock for tax withholding		9,733					(208)	(208)
Treasury stock purchases		501					(10)	(10)
Balance, December 31, 2025	**18,303,120**	**479,676**	**$ 18,303**	**$ 185,696**	**$ 171,214**	**$ (22,795)**	**$ (10,704)**	**$ 341,714**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,				
(In Thousands)		2025		2024		2023
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income	$	23,427	$	25,958	$	24,148
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for credit losses		6,073		2,195		186
Realized (gains) losses on available-for-sale debt securities, net		(38)		0		3,036
Net amortization of securities		1,380		1,645		2,062
Increase in cash surrender value of life insurance		(1,927)		(1,830)		(2,703)
Depreciation and amortization of bank premises and equipment		2,363		2,183		2,151
Net accretion of acquisition accounting adjustments		(91)		(253)		(288)
Stock-based compensation		1,287		1,494		1,472
Deferred income taxes		2,718		(1,504)		836
Decrease in fair value of servicing rights		258		164		200
Net gains from sale of loans		(1,483)		(1,158)		(723)
Origination of loans held for sale		(47,587)		(37,841)		(24,630)
Proceeds from sales of loans held for sale		49,558		36,810		25,106
Increase in accrued interest receivable and other assets		(755)		(3,014)		(1,400)
(Decrease) increase in accrued interest payable and other liabilities		(3,300)		7,992		4,161
Other		120		194		(66)
Net Cash Provided by Operating Activities		32,003		33,035		33,548
CASH FLOWS FROM INVESTING ACTIVITIES:						
Net cash and cash equivalents provided by business combination		5,826		0		0
Proceeds from maturities of certificates of deposit		1,250		1,500		3,250
Proceeds from sales of available-for-sale debt securities		143,197		0		60,819
Proceeds from calls and maturities of available-for-sale debt securities		50,778		39,188		52,323
Purchase of available-for-sale debt securities		(134,037)		(25,788)		(23,414)
Redemption of Federal Home Loan Bank of Pittsburgh stock		4,116		7,006		22,634
Purchase of Federal Home Loan Bank of Pittsburgh stock		(2,279)		(6,810)		(23,680)
Purchase of Federal Reserve Bank stock		(1,338)		(47)		(6,252)
Net increase in loans		(65,800)		(48,697)		(107,356)
Purchase of bank-owned life insurance		0		0		(30,000)
Proceeds from bank-owned life insurance		0		14,290		363
Purchase of premises and equipment		(1,905)		(1,906)		(2,265)
Proceeds from sale of foreclosed assets		346		293		267
Other		42		33		109
Net Cash Provided by (Used in) Investing Activities		196		(20,938)		(53,202)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Net (decrease) increase in deposits		(30,370)		79,107		17,234
Net decrease in short-term borrowings		(19,670)		(31,386)		(46,188)
Proceeds from long-term borrowings - FHLB advances		0		59,386		85,436
Repayments of long-term borrowings - FHLB advances		(44,516)		(32,249)		(9,395)
Purchases of treasury stock		(218)		(629)		(6,784)
Common dividends paid		(16,293)		(15,530)		(15,569)
Net Cash (Used in) Provided by Financing Activities		(111,067)		58,699		24,734
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(78,868)		70,796		5,080
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		123,574		52,778		47,698
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	44,706	$	123,574	$	52,778
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:						
Decrease in accrued purchase of available-for-sale debt securities	$	0	$	0	$	(2,000)
Assets acquired through foreclosure of real estate loans	$	231	$	0	$	423
Leased assets obtained in exchange for new operating lease liabilities	$	1,126	$	187	$	0
Interest paid	$	49,049	$	48,563	$	31,936
Income taxes paid	$	8,795	$	4,839	$	6,383

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION – The consolidated financial statements include the accounts of Citizens & Northern Corporation and its subsidiaries, Citizens & Northern Bank ("C&N Bank"), Bucktail Life Insurance Company and Citizens & Northern Investment Corporation (collectively, "Corporation"), as well as C&N Bank's wholly-owned subsidiaries, C&N Financial Services, LLC and Northern Tier Holding LLC. C&N Bank is the sole member of C&N Financial Services, LLC and Northern Tier Holding LLC. All material intercompany balances and transactions have been eliminated in consolidation.

NATURE OF OPERATIONS – The Corporation's principal office is located in Wellsboro, Pennsylvania. The Corporation's operations are conducted in the Northern tier/Northcentral region of Pennsylvania and Southern tier of New York, Southeastern Pennsylvania (offices in Bucks and Chester counties) and Southcentral Pennsylvania (offices in York and Lancaster counties).

The Corporation provides banking and related services to individual and corporate customers. Lending products include commercial, mortgage and consumer loans, as well as specialized instruments such as commercial letters-of-credit. Deposit products include various types of checking accounts, passbook and statement savings, money market accounts, interest checking accounts, Individual Retirement Accounts and certificates of deposit.

The Corporation provides wealth management services through its trust department, including administration of trusts and estates, retirement plans, and other employee benefit plans, and investment management services. The Corporation offers a variety of personal and commercial insurance products through C&N Financial Services, LLC. C&N Financial Services, LLC also offers mutual funds, annuities, educational savings accounts and other investment products through registered agents.

The Corporation conducts its operations through one reportable segment. All of the Corporation's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Corporation supports the others. See Note 22, Segment Reporting, for additional information.

The Corporation is subject to competition from other financial institutions. It is also subject to regulation by certain federal and state agencies and undergoes periodic examination by those regulatory authorities.

USE OF ESTIMATES – The financial information is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In preparing consolidated financial statements, management is required to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of the consolidated financial statements. In addition, these estimates and assumptions affect revenues and expenses in the consolidated financial statements and as such, actual results could differ from those estimates.

Material estimates that are particularly susceptible to change include the allowance for credit losses.

ACQUISITION ACCOUNTING

The Corporation accounts for its mergers and acquisitions using the acquisition method of accounting under the provisions of the FASB ASC Topic 805, Business Combinations ("ASC 805"). Under ASC 805, all of the assets acquired and liabilities assumed in a business combination are recognized at their acquisition-date fair value, while transaction costs and restructuring costs associated with the business combination are expensed as incurred. The determination of fair values involves significant judgment regarding methods and assumptions, including discount rates, future expected cash flows, market conditions and other future events. The excess of the merger consideration over the fair value of assets acquired and liabilities assumed, if any, is allocated to goodwill. The results of operations of the acquired entity are included in the consolidated statements of income from the acquisition date. In accordance with business combination accounting guidance, the Corporation's review of the fair values of the assets and liabilities acquired is ongoing, and management will continue to evaluate these fair values for up to one year following the merger date of October 1, 2025. Adjustments would be recorded to goodwill during the current reporting period.

INVESTMENT SECURITIES – Investment securities are accounted for as follows:

Available-for-sale debt securities – Available-for-sale debt securities include debt securities not classified as held-to-maturity or trading. Such securities are reported at fair value, with unrealized gains and losses excluded from earnings and reported separately through accumulated other comprehensive loss, net of tax. Premiums on non-amortizing available-for-sale debt securities are amortized using the level yield method to the earliest call date, while discounts on non-amortizing securities are amortized to the maturity date. Premiums and discounts on amortizing securities (mortgage-backed securities) are amortized using the level yield method over the remaining contractual life of the securities, adjusted for actual prepayments. Realized gains and losses on sales of available-for-sale securities are computed on the basis of specific identification of the adjusted cost of each security. Securities within the available-for-sale portfolio may be used as part of the Corporation's asset and liability management strategy and may be sold in response to changes in interest rate risk, prepayment risk or other factors.

A debt security is placed on nonaccrual status at the time any principal or interest payments become over 90 days delinquent. Interest accrued but not received for a security placed on nonaccrual is reversed against interest income.

Allowance for Credit Losses- Available-for-Sale Debt Securities – For available-for-sale debt securities, management evaluates all investments in an unrealized loss position on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. If the Corporation has the intent to sell the security or it is more likely than not that the Corporation will be required to sell the security, the security is written down to fair value and the entire loss is recorded in earnings. If either of the above criteria is not met, the Corporation evaluates whether the decline in fair value is the result of credit losses or other factors. The Corporation has elected the practical expedient of zero credit loss estimates for securities issued or guaranteed by U.S. Government entities or agencies. In making the credit loss assessment of securities not issued or guaranteed by U.S. Government entities or agencies, the Corporation may consider various factors including the extent to which fair value is less than amortized cost, performance on any underlying collateral, downgrades in the ratings of the security by a rating agency, the failure of the issuer to make scheduled interest or principal payments and adverse conditions specifically related to the security. If the assessment indicates that a credit loss exists, the present value of cash flows expected to be collected are compared to the amortized cost basis of the security and any excess is recorded as an allowance for credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any amount of unrealized loss that has not been recorded through an allowance for credit loss is recognized in other comprehensive income (loss).

Changes in the allowance for credit losses are recorded as provision for (or reversal of) credit loss expense. Losses are charged against the allowance for credit losses when management believes an available-for-sale debt security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. At December 31, 2025 and 2024, there was no allowance for credit losses related to the available-for-sale portfolio.

Accrued interest receivable on available-for-sale debt securities totaled $2,514,000 at December 31, 2025 and $1,964,000 at December 31, 2024 and was excluded from the estimate of credit losses.

Marketable equity security – The marketable equity security is carried at fair value with unrealized gains and losses included in other noninterest income in the consolidated statements of income.

Restricted equity securities – Restricted equity securities consist primarily of Federal Home Loan Bank of Pittsburgh and Federal Reserve Bank of Philadelphia stock, and are carried at cost and evaluated for impairment. Holdings of restricted equity securities are included in other assets in the consolidated balance sheets, and dividends received on restricted securities are included in other income in the consolidated statements of income.

DERIVATIVES – The Corporation is a party to derivative financial instruments. These financial instruments consist of interest rate swap agreements and risk participation agreements (RPAs) which contain master netting and collateral provisions designed to protect the party at risk.

Interest rate swaps with commercial banking customers were executed to enable the commercial banking customers to effectively exchange their floating interest rate exposures on loans into fixed interest rate exposures. Those interest rate swaps have been simultaneously economically hedged by offsetting interest rate swaps with a third party such that the Corporation has effectively exchanged its fixed interest rate exposures for floating rate exposures. These derivatives are not designated as hedges and are not speculative. Changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. Interest differentials paid or received under the swap agreements are reflected as adjustments to interest and fees on loans in the consolidated statements of income. The fair value of interest rate derivatives is included in the balance of other assets and other liabilities in the consolidated balance sheets.

The Corporation has entered into RPAs with other institutions as a means to assume a portion of credit risk associated with loan structures which include derivative instruments, in exchange for fee income commensurate with the risk assumed. This type of derivative is referred to as an "RPA In." The fair value of the RPA In is included in accrued interest and other liabilities in the consolidated balance sheets.

In an effort to reduce the credit risk associated with an interest rate swap agreement with a borrower for whom the Corporation has provided a loan structured with a derivative, the Corporation purchased an RPA from an institution participating in the facility in exchange for a fee commensurate with the risk shared. This type of derivative is referred to as an "RPA Out." The fair value of the RPA Out is included in other assets in the consolidated balance sheets.

Fees paid and received associated with RPAs, as well as changes in fair value of the related derivatives, are included in other noninterest income in the consolidated statements of income.

LOANS HELD FOR SALE – Mortgage loans held for sale which are included in other assets in the consolidated balance sheets, are reported at the lower of cost or fair value, determined in the aggregate. At December 31, 2025 and 2024, loans held for sale were $1,591,000 and $2,485,000, respectively.

LOANS RECEIVABLE – Loans originated by the Corporation which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at unpaid principal balances, less the allowance for credit losses and net deferred loan fees. Interest income is accrued on the unpaid principal balance. Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized as a yield adjustment over the lives of the related loans using the interest method.

Loans are placed on nonaccrual status for all classes of loans when, in the opinion of management, collection of interest is doubtful. Any unpaid interest previously accrued on those loans is reversed from income. Interest payments received on loans for which the risk of loss is greater than remote are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time (generally six months) and the ultimate collectability of the total contractual principal and interest is no longer in doubt. The past due status of loans receivable is determined based on contractual due dates for loan payments. Also, the amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status. Loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

PURCHASED LOANS – Prior to 2023, the Corporation purchased loans in business combinations, some of which had, at the acquisition dates, shown evidence of credit deterioration since origination. The purchased loans that showed evidence of credit impairment were designated as the purchased credit impaired ("PCI") loans and were recorded at fair value, with no carryover of the allowance for loan losses. On January 1, 2023, the Corporation adopted Accounting Standard Update (ASU) 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASC 326) which replaced the prior accounting for PCI loans and required purchase credit deteriorated ("PCD") loans receive an initial allowance at the acquisition date that represents an adjustment to the amortized cost basis of the loan, with no impact to earnings. In accordance with ASC 326, management did not reassess whether PCI assets met the criteria of PCD assets as of the date of adoption. On January 1, 2023, the amortized cost basis of PCD assets was adjusted to establish the allowance for credit losses. Essentially all of the PCD loans acquired prior to 2023 were reported as nonaccrual loans at December 31, 2025 and 2024.

Purchased loans that do not qualify as PCD assets were accounted for in accordance with Accounting Standards Update 2025-08, Financial Instruments – Credit Losses (Topic 326) ("ASU 2025-08") (see Note 2, Recent Accounting Pronouncements for more detail). Under ASU 2025-08, acquired loans are deemed purchased seasoned loans and accounted for using the gross-up approach which records an initial allowance for credit losses through an adjustment to the initial amortized cost basis. The Corporation recorded an increase in the allowance for credit losses of $4,437,000 at October 1, 2025 related to the acquisition of non-PCD loans.

ALLOWANCE FOR CREDIT LOSSES ON LOANS –On January 1, 2023, the Corporation adopted ASC 326. This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss ("CECL") methodology. The Corporation adopted ASC 326 using the modified retrospective approach for all financial assets measured at amortized cost and off-balance sheet credit exposures.

The allowance for credit losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The allowance for credit losses represents management's estimate of lifetime credit losses inherent in loans as of the consolidated balance sheet date. The allowance for credit losses is estimated by management using relevant available information, from both internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts.

Accrued interest receivable on loans totaled $9,039,000 and $6,680,000 at December 31, 2025 and 2024, respectively, and was excluded from the estimate of credit losses.

The allowance for credit losses ("ACL") includes two primary components: (i) an allowance established on loans which share similar risk characteristics collectively evaluated for credit losses (collective basis), and (ii) an allowance established on loans which do not share similar risk characteristics with any loan segment and which are individually evaluated for credit losses (individual basis).

Evaluation of Expected Losses on Individual Loans

Loans evaluated on an individual basis are identified based on a detailed assessment of certain larger loan relationships, and their related credit risk ratings, by a management committee referred to as the Watch List Committee. The scope of loans discussed by the Watch List Committee each quarter includes all commercial loan relationships greater than $400,000 and any residential mortgage or consumer loans of $400,000 or more for which there is at least one extension of credit graded Special Mention, Substandard or Doubtful.

Based on the results of the Watch List analysis, certain loans are evaluated individually for credit loss. The allowance is determined on an individual basis using the present value of expected cash flows or, for collateral-dependent loans, the fair value of the collateral as of the reporting date, less estimated selling costs, as applicable. If the fair value of the collateral is less than the amortized cost basis of the loan, the Corporation will create a specific allocation in the allowance for credit losses for the difference between the fair value of the collateral, less costs to sell at the reporting date and the amortized cost basis of the loan. Additionally, all PCD loans are evaluated individually for credit loss.

Collective Evaluation of Expected Losses – Pool Basis

The Corporation measures expected credit losses for loans on a pooled basis when similar risk characteristics exist. The Corporation has identified the following portfolio segments and calculates the allowance for credit losses for each using the weighted-average remaining maturity ("WARM") method:

Commercial real estate - nonowner occupied, further broken down into the following classes:
  Non-owner occupied
  Multi-family (5 or more) residential
  1-4 Family - commercial purpose
Commercial real estate - owner occupied
All other commercial loans, further broken down into the following classes:
  Commercial and industrial
  Commercial lines of credit
  Political subdivisions
  Commercial construction and land
  Other commercial loans
Residential mortgage loans, further broken down into the following classes:
  1-4 Family – residential
  1-4 Family residential construction
Consumer loans, further broken down into the following classes:
  Consumer lines of credit (including HELOCs)
  All other consumer loans

In determining the pools for collective evaluation, management uses a combination of loan purpose, collateral and payment type (for example, lines of credit vs. amortizing).

A summary of risk characteristics by portfolio segment is as follows:

Commercial real estate - non-owner occupied- Commercial real estate properties primarily include retail buildings/shopping centers, hotels, office buildings and mixed use properties. Increases in vacancy rates, interest rates or other changes in general economic conditions can have an impact on the borrower's ability to repay the loan. Commercial real estate loans are generally considered to have a higher degree of credit risk as they may be dependent on the ongoing success and operating viability of a fewer number of tenants who are occupying the property and who may have a greater degree of exposure to economic conditions. This segment also includes commercial purpose loans collateralized by multi-family (5 or more) and 1-4 Family residential properties. Multi-family loans and commercial loans collateralized by 1-4 Family residences are expected to be repaid from the cash flows of the underlying properties so the collective amount of rents must be sufficient to cover all operating expenses, property management and maintenance, taxes and debt service. Increases in vacancy rates, interest rates or other changes in general economic conditions can have an impact on the borrower's ability to repay the loan.

Commercial real estate - owner-occupied - Owner-occupied loans are typically repaid first by the cash flows generated by the borrower's business operations. The primary risk characteristics are specific to the underlying business and its ability to generate sustainable profitability and positive cash flow. Factors that may influence a borrower's ability to repay the loan include demand for the business' products or services, the quality and depth of management, the degree of competition, regulatory changes, and general economic conditions.

All other commercial loans- All other commercial loans include commercial and industrial loans, commercial lines of credit, loans to political subdivisions, commercial construction and land loans and other commercial loans. The primary risk characteristics for commercial and industrial loans are specific to the underlying business and its ability to generate sustainable profitability and positive cash flow. Factors that may influence a borrower's ability to repay the loan include demand for the business' products or services, the quality and depth of management, the degree of competition, regulatory changes, and general economic conditions. The Corporation's ability to foreclose and realize sufficient value from business assets securing these loans is often uncertain. To mitigate the risk characteristics of commercial and industrial loans, commercial real estate may be included as a secondary source of collateral. The Corporation will often require more frequent reporting requirements from the borrower in order to better monitor its business performance. The Corporation also originates various types of loans made directly to political subdivisions. These loans are repaid through general cash flows or through specific revenue streams. The primary risk characteristics associated with political subdivisions are the municipalities' ability to manage cash flow and balance the fiscal budget, fixed asset and infrastructure requirements. Additional risks include changes in demographics, as well as social and political conditions. The primary risk characteristics for commercial construction and land loans are specific to the uncertainty on whether the construction will be completed according to the specifications and schedules. Factors that may influence the completion of construction may be customer specific, such as the quality and depth of property management, or related to changes in general economic conditions.

Residential mortgage loans - Residential mortgage loans include 1-4 Family residential mortgage loans and 1-4 Family construction mortgage loans. These loans are secured by first or second liens on a primary residence or investment property. The primary risk characteristics associated with residential mortgage loans typically involve major changes to the borrower, including unemployment or other loss of income; unexpected significant expenses, such as medical expenses, catastrophic events, divorce or death. Residential mortgage loans that have adjustable rates could expose the borrower to higher payments in a rising rate environment. Real estate values could decrease and cause the value of the underlying property to fall below the loan amount, creating additional potential loss exposure for the Corporation. Residential construction loans are exposed to uncertainty on whether the construction will be completed according to the specifications and schedules. Factors that may influence the completion of construction may be customer specific or related to changes in general economic conditions.

Consumer loans - Consumer loans include consumer lines of credit (including HELOCs) and all other consumer loans. Risks associated with HELOCs are similar to those of other residential mortgage loans. Other consumer loans generally have higher interest rates and shorter terms than residential loans but tend to have higher credit risk due to the type of collateral securing the loan or in some cases the absence of collateral. The primary risk characteristics associated with HELOCs and other consumer loans typically involve major changes to the borrower, including unemployment or other loss of income, unexpected significant expenses, such as for major medical expenses, catastrophic events, divorce or death.

Estimation Method - WARM (Weighted-Average Remaining Maturity Method)

In applying the WARM method, for each pool identified above, the Corporation determines the annual net charge-offs as a percentage of average total loan balances (net charge-off percentage). For each loan pool, the average annualized net charge-off percentage is multiplied by the estimated weighted-average remaining average life of the loans to calculate the loss rate.

The calculation of the estimated weighted-average remaining life of each loan pool is based on instrument-level data, with contractual principal payments adjusted for the estimated impact of prepayments. Commercial lines of credit and other revolving credit facilities are generally assumed to be repaid after 1 year. The estimated weighted-average remaining life of the entire portfolio was calculated to be 3.87 years at December 31, 2025, 4.04 years at December 31, 2024 and 4.48 years at December 31, 2023.

Qualitative Factors

The allowance for credit losses calculation includes subjective adjustments for qualitative risk factors that are deemed likely to cause estimated credit losses to differ from historical experience. These qualitative adjustments generally increase allowance levels and include adjustments for factors deemed relevant, including: the nature and volume of portfolio changes, including loan portfolio growth; concentrations of credit based on loan type (such as non-owner occupied commercial real estate) or industry; the volume and severity of past due, nonaccrual or adversely classified loans; trends in real estate or other collateral values; lending policies and procedures, including changes in underwriting and collections practices; credit review function; lending, credit and other relevant management experience and risk tolerance; external factors and economic conditions not already captured.

Economic Forecast

ASC 326 requires management to consider forward-looking information that is both reasonable and supportable and relevant to the collectability of cash flows. Reasonable and supportable forecasts may extend over the entire contractual term of a financial asset or a period shorter than the contractual term. In that regard, management has selected a forecast period of 2 years, which is shorter than the estimated weighted-average remaining life of the loan portfolio.

The Corporation calculates an additional expected credit loss based on the high correlation between past loss experience and the U.S national unemployment rate. This additional credit loss is added to the allowance calculation, conceptually for the first 2 years of the weighted-average remaining life of the portfolio after which time the credit loss for each pool is determined based on the WARM historical loss rate as adjusted for qualitative factors.

ALLOWANCE FOR CREDIT LOSSES ON OFF-BALANCE SHEET EXPOSURES

Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, commercial letters of credit and credit enhancement obligations related to residential mortgage loans sold with recourse. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for off-balance sheet loan commitments is represented by the contractual amount of those instruments. Such financial instruments are recorded when they are funded.

The Corporation records an allowance for credit losses on off-balance sheet credit exposures, unless the commitments to extend credit are unconditionally cancelable, through a charge to provision for unfunded commitments in the Corporation's consolidated statements of income. The allowance for credit losses on off-balance sheet credit exposures is estimated by loan segment at each consolidated balance sheet date under the current expected credit loss model using the same methodologies as portfolio loans, taking into consideration the likelihood that funding will occur as well as any third-party guarantees. The allowance for off-balance sheet exposures is included in accrued interest and other liabilities in the Corporation's consolidated balance sheets and the related credit expense is recorded in the provision for credit losses in the consolidated statements of income.

BANK PREMISES AND EQUIPMENT – Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Repair and maintenance expenditures which extend the useful lives of assets are capitalized, and other repair and maintenance expenditures are expensed as incurred. Depreciation and amortization expense is computed using the straight-line method with useful lives ranging from 3 to 40 years for building and improvements and 3 to 10 years for furniture and equipment.

IMPAIRMENT OF LONG-LIVED ASSETS – The Corporation reviews long-lived assets, such as premises and equipment and intangibles, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. These changes in circumstances may include a significant decrease in the market value of an asset or the manner in which an asset is used. If there is an indication the carrying value of an asset may not be recoverable, future undiscounted cash flows expected to result from use of the asset are estimated. If the sum of the expected cash flows is less than the carrying value of the asset, a loss is recognized for the difference between the carrying value and fair market value of the asset.

FORECLOSED ASSETS HELD FOR SALE – Foreclosed assets held for sale consist of real estate acquired by foreclosure and are initially recorded at fair value, less estimated selling costs, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Operating costs after acquisition are expensed.

GOODWILL – Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired. Goodwill is tested at least annually at December 31 for impairment, or more often if events or circumstances indicate there may be impairment. The Corporation has performed a qualitative assessment for impairment at December 31, 2025 and 2024.

CORE DEPOSIT INTANGIBLES – Amortization of core deposit intangibles is calculated using an accelerated method. In determining amortization using the accelerated method for any given period, the amount of expected cash flows for that period that were used in determining the acquisition-date fair value is divided by the total amount of expected cash flows over the life of the asset. That percentage is multiplied by the initial carrying amount of the asset to arrive at amortization expense for that period. If the Corporation's cash flow patterns differ significantly from the initial estimates, the amortization schedule would be adjusted prospectively.

SERVICING RIGHTS – When mortgage loans are sold with servicing retained by the Corporation, the servicing rights are initially recorded at fair value as an asset with the consolidated statement of income effect recorded in net gains on sales of loans. Under the fair value method, the valuation of servicing rights is adjusted quarterly, with changes in fair value included in loan servicing fees, net, in the consolidated statements of income. Significant inputs to the valuation include expected net servicing income to be received, the expected life of the underlying loans and the discount rate. The servicing rights asset is included in other assets in the consolidated balance sheets.

INCOME TAXES – Income tax provision is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases given the provisions of the enacted tax laws. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based upon available evidence. Tax benefits from investments in limited partnerships that have qualified for federal low-income tax credits are recognized as a reduction in the provision for income tax over the term of the investment using the effective yield method. The Corporation includes income tax penalties in the provision for income tax. The Corporation has no accrued interest related to unrecognized tax benefits.

STOCK-BASED COMPENSATION –Stock-based compensation is accounted for under the fair value method as required by U.S. GAAP. The fair value of restricted stock is based on the current market price on the date of grant. The expense associated with stock-based compensation is recognized over the vesting period of each individual arrangement.

TREASURY STOCK – Common stock held in treasury is accounted for using the cost method, which treats stock held in treasury as a reduction to total stockholders' equity. The shares may be purchased in the open market or in privately negotiated transactions from time to time depending upon market conditions and other factors.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS – In the ordinary course of business, the Corporation has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

CASH FLOWS – The Corporation utilizes the net reporting of cash receipts and cash payments for certain deposit and lending activities. Cash equivalents include federal funds sold and all cash and amounts due from depository institutions and interest-bearing deposits in other banks with original maturities of three months or less.

REVENUE RECOGNITION – The Corporation generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed; charged either on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in the determination of the amount and timing of revenue from contracts with customers.

Additional disclosures related to the Corporation's largest sources of noninterest income within the consolidated statements of income from contracts with customers that are subject to ASC Topic 606 are as follows:

Trust revenue – C&N Bank's trust department provides a wide range of financial services, including wealth management services for individuals, businesses and retirement funds, administration of 401(k) and other retirement plans, retirement planning, estate planning and estate settlement services. Trust clients are located primarily within the Corporation's geographic markets. Assets held in a fiduciary capacity by C&N Bank are not the Corporation's assets and are therefore not included in the consolidated balance sheets. The fair value of trust assets under administration was approximately $1,468,691,000 at December 31, 2025 and $1,347,853,000 at December 31, 2024. Trust revenue is included within noninterest income in the consolidated statements of income.

The majority (approximately 79%, based on annual 2025 results) of trust revenue is earned and collected monthly, with the amount determined based on a percentage of the fair value of the trust assets under administration. Wealth management fees are contractually agreed with each customer, and fee levels vary based mainly on the size of assets under administration. The services provided under such a contract represent a single performance obligation under ASC 606 because it embodies a series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer. None of the contracts with trust customers provide for incentive-based fees. In addition to wealth management fees, trust revenue includes fees for provision of services, including employee benefit plan administration, tax return preparation and estate planning and settlement. Fees for such services are billed based on contractual arrangements or established fee schedules and are typically billed upon completion of providing such services. The costs of acquiring trust customers are incremental and recognized within noninterest expense in the consolidated statements of income.

Brokerage and insurance revenue- Investment commissions are earned through the sales of non-deposit investment products to customers of the Corporation. The sales are conducted through a third-party broker-dealer. When the commissions are received and recorded into income on the Corporation's consolidated income statement, there is no contingent portion that may need to be refunded back to the broker-dealer.

Service charges on deposit accounts – Deposits are included as liabilities in the consolidated balance sheets. Service charges on deposit accounts include: overdraft fees, which are charged when customers overdraw their accounts beyond available funds; automated teller machine (ATM) fees charged for withdrawals by deposit customers from other financial institutions' ATMs; and a variety of other monthly or transactional fees for services provided to retail and business customers, mainly associated with checking accounts.

All deposit liabilities are considered to have one-day terms and therefore related fees are recognized in income at the time when the services are provided to the customers. Incremental costs of obtaining deposit contracts are not significant and are recognized as expense when incurred within noninterest expense in the consolidated statements of income.

Interchange revenue from debit card transactions – The Corporation issues debit cards to consumer and business customers with checking, savings or money market deposit accounts. Debit card and ATM transactions are processed via electronic systems that involve several parties. The Corporation's debit card and ATM transaction processing is executed via contractual arrangements with payment processing networks, a processor and a settlement bank. As described above, all deposit liabilities are considered to have one-day terms and therefore interchange revenue from customers' use of their debit cards to initiate transactions are recognized in income at the time when the services are provided and related fees received in the Corporation's deposit account with the settlement bank. Incremental costs associated with ATM and interchange processing are recognized as expense when incurred within noninterest expense in the consolidated statements of income.

Bank-Owned Life Insurance- The Corporation has purchased bank-owned life insurance policies ("BOLI") and is the beneficiary of these policies that insure the lives of certain of its current and former officers. The Corporation recognizes the cash surrender value under the insurance policies as an asset in the consolidated balance sheet. Changes in the cash surrender value are recorded in non-interest income in the consolidated statements of income.

Transfer of Financial Assets- Transfers of financials assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when (1) the assets have been legally isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets.

2. RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issues Accounting Standard Updates (ASUs) to communicate changes to the FASB Accounting Standard Codification (ASC). This section provides a summary description of recent ASUs that have significant implications (elected or required) within the consolidated financial statements, or that management expects may have a significant impact on financial statements issued in the foreseeable future.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures which improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. The Corporation adopted the amended guidance in its consolidated financial statements for the year ended December 31, 2025, on a prospective basis and the related disclosures are included in Note 14.

In November 2025, the FASB issued Accounting Standards Update 2025-08, Financial Instruments – Credit Losses (Topic 326). ASU 2025-08 expands the use of the gross up method to certain acquired loans beyond purchased financial assets with credit deterioration. The ASU expands the population of acquired financial assets accounted for using a gross-up approach which records an initial allowance for credit losses through an adjustment to the initial amortized cost basis. Acquired loans (excluding credit cards) are deemed purchased seasoned loans and accounted for using the gross-up approach upon acquisition if criteria established by the new guidance are met. All non-PCD loans (excluding credit cards) that are acquired in a business combination are deemed seasoned. The ASU is effective for interim and annual reporting periods in fiscal years beginning after December 15, 2026 and is applied on a prospective basis. Early adoption is permitted. The Corporation adopted the ASU in accounting for the business combination in the fourth quarter of 2025 and recorded in the acquisition an initial allowance for credit losses of $4,437,000 for non-PCD loans.

Recently Issued but Not Yet Effective Accounting Pronouncements

In December of 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40),* which requires disclosure of certain costs and expenses in the notes to the consolidated financial statements. The amendments in this ASU will become effective for fiscal years beginning after December 15, 2026, and will be effective for interim periods with fiscal years beginning after December 15, 2027, with early adoption permitted. The amendments will be applied prospectively with the option for retrospective application. We are currently evaluating the impact of the standard to our consolidated financial statement disclosures.

3. BUSINESS COMBINATION

On October 1, 2025, the Corporation completed its previously announced merger with Susquehanna Community Financial, Inc. ("Susquehanna"). Susquehanna was the parent company of Susquehanna Community Bank, with seven banking offices located in Lycoming, Northumberland, Snyder and Union counties in Pennsylvania. Pursuant to the Agreement and Plan of Merger dated April 23, 2025 between the Corporation and Susquehanna, Susquehanna merged with and into the Corporation, with the Corporation as the surviving corporation in the Merger. Immediately following the completion of the Merger, Susquehanna Community Bank, the wholly owned subsidiary of Susquehanna, merged with and into C&N Bank, with C&N Bank surviving. Management believes the combination creates additional scale in central Pennsylvania and further diversifies its loan portfolio and funding base, thus increasing resiliency and efficiency.

The consolidated financial statements include the formerly separate Susquehanna operations from October 1, 2025 through December 31, 2025. Since the activities of the former Susquehanna operations have been combined with those of the Corporation, the Corporation's ability to report on the former operations of Susquehanna is inherently limited. The Corporation estimates that included in the Consolidated Statement of Income for 2025 are total revenues of $6.3 million and net income of $2.4 million attributable to the former Susquehanna operations, excluding merger-related expenses.

Upon completion of the merger, shareholders of Susquehanna became entitled to exchange each share of Susquehanna common stock owned for 0.80 shares of the Corporation's common stock. Cash was issued in lieu of fractional shares resulting from the conversion of Susquehanna's stock. In total, the Corporation issued 2,272,948 shares of common stock to the former Susquehanna stockholders resulting in total merger consideration valued at $44.6 million and an increase in stockholders' equity of $44.4 million, net of equity issuance costs. The value of the stock consideration transferred at the close of the transaction was based on the average of the high and low trading price of the Corporation's common stock of $19.64 per share on October 1, 2025.

The merger was accounted for using the acquisition method of accounting and, accordingly, purchased assets, including identifiable intangible assets, and assumed liabilities were recorded at their respective acquisition date fair values. The fair value measurements of assets acquired and liabilities assumed are subject to refinement for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. The merger was also accounted for using Accounting Standards Update 2025-08, Financial Instruments – Credit Losses (Topic 326). The Corporation early adopted ASU 2025-08 which applies the gross-up method to acquired non-PCD assets that are purchased seasoned loans using a gross-up approach which records an initial allowance for credit losses through to the initial amortized cost basis.

The following tables summarize the consideration paid for the Susquehanna acquisition and the estimated fair values of the assets acquired and liabilities assumed at the acquisition date. As reflected in the following tables, goodwill represents consideration transferred in the transaction in excess of the fair value of net assets acquired. The goodwill resulting from the transaction represents the value management expects the Corporation to realize from additional scale and diversification of the loan portfolio and funding base, and related increases in resiliency and efficiency. The goodwill recorded in the Susquehanna merger is attributable to the Corporation's sole business segment, community banking, and is not deductible for income tax reporting purposes.

(Dollars in thousands, except share and per share data)

Common shares of Susquehanna at September 30, 2025	2,841,314
Exchange ratio	0.8
	2,273,051
Less: impact of fractional shares	(103)
Corporation's shares issued	2,272,948
Price per share of the Corporation's common stock (average of the high and low trading price on October 1, 2025)	$ 19.64
Value of the Corporation's stock consideration	$ 44,641
Cash paid in lieu of fractional shares	2
Total merger consideration	$ 44,643

(In Thousands)

	Susquehanna Book Value October 1, 2025	Fair Value Adjustments	Susquehanna Fair Value October 1, 2025
Merger consideration			$ 44,643
Recognized amounts of identifiable assets acquired and liabilities assumed:			
Cash and cash equivalents	$ 6,080	$ 0	$ 6,080
Available-for-sale debt securities	148,243	(626)	147,617
Loans, net of allowance for credit losses	396,851	(10,337)	386,514
Bank-owned life insurance	7,953	0	7,953
Bank premises and equipment, net	10,163	(3,210)	6,953
Core deposit intangibles, net	0	10,690	10,690
Deferred tax asset, net	4,458	712	5,170
Other assets	13,634	788	14,422
Total identifiable assets acquired	587,382	(1,983)	585,399
Deposits	501,037	451	501,488
Short-term borrowing	45,800	0	45,800
Other liabilities	4,158	116	4,274
Total liabilities assumed	550,995	567	551,562
Total identifiable net assets	36,387	(2,550)	33,837
Goodwill	0	10,806	10,806
Total Allocation	$ 36,387	$ 8,256	$ 44,643

The following is a description of the methodologies used to estimate the fair values of the significant assets acquired and liabilities assumed at the acquisition date:

Acquisition-date fair values for available-for-sale debt securities were determined using Level 1 inputs consistent with the methods described in Note 21. In October 2025, the Corporation sold most of the available-for-sale debt securities acquired from Susquehanna. Proceeds from the sales totaled $143.2 million with no realized gain or loss on the sales.

The Corporation decreased the fair value of premises and equipment by $3.2 million with a corresponding increase to goodwill. The adjustment is based primarily on a comparison of third-party appraisals for buildings, land and land improvements. The fair value adjustments will be depreciated over the estimated useful lives of the applicable assets, primarily 20 years.

The Corporation recognized a core deposit intangible of $10,690,000. The core deposit intangible represents the estimated value of lower-cost funding provided by the nonmaturity deposits assumed in comparison with the Corporation's estimated cost of borrowing funds in the market. The core deposit intangible was valued based on discounted future cash flows expected to result from ownership including estimates of the timing and amount of cash flows as well as estimated discount rates. The core deposit intangible will be amortized over a weighted-average life of 4.2 years, subject to adjustment if the Corporation's cash flow patterns vary significantly from the initial estimates.

Deposit liabilities assumed were segregated into two categories: (1) nonmaturity deposits (checking, savings and money market), and (2) time deposits (deposit accounts with a stated maturity). For nonmaturity deposits, the acquisition date outstanding balance of the assumed deposit accounts approximates fair value. In determining the fair value of time deposits, the Corporation discounted the contractual cash flows of the deposit accounts using prevailing market interest rates for time deposit accounts of similar type and duration. An adjustment of $451,000 was recorded to reflect the fair value of the time deposits assumed, which was determined using a discounted cash flow approach that utilized discount rates equal to current market interest rates for instruments with similar terms and maturities. The fair value adjustment for time deposits will be amortized over 1.25 years.

The short-term borrowing consisted of an overnight advance from the Federal Home Loan Bank of Pittsburgh at a market rate of interest with no fair value adjustment. This advance was paid off on October 1, 2025.

Loans: The fair values of loans were generally based on a discounted cashflow methodology that considered market interest rates, expected credit losses, prepayment assumptions and other market factors for loans with similar characteristics including loan type, collateral, fixed or variable interest rate and credit risk characteristics. Expected credit losses were determined based on credit characteristics and other factors such as default and recovery rates of similar products.

The Corporation evaluated and classified the acquired loans as non-PCD or PCD. The PCD loans include loans which experienced more-than-insignificant credit deterioration since origination. PCD loans included loans on nonaccrual status and loans with a risk rating of special mention or substandard based on the Corporation's internal risk rating system. For PCD and non-PCD loans, an ACL is recorded on day 1 and added to the fair value of the loan to determine its amortized cost. The following table presents details related to the fair value of acquired PCD loans at the acquisition date:

(In Thousands)

	PCD	Non-PCD
Unpaid principal balance	$ 26,999	$ 373,827
Allowance for credit losses at acquisition	(2,637)	(4,437)
Other discount	(3,286)	(3,952)
Fair value	$ 21,076	$ 365,438

The allowance for credit losses at acquisition represents the amount of principal not expected to be collected.

The following table presents pro forma information as if the merger between the Corporation and Susquehanna had been completed on January 1, 2024. These results combine the historical results of Susquehanna into the Corporation's Consolidated Statements of Income and, while adjustments were made for the estimated impact of certain fair value adjustments, the pro forma information does not necessarily reflect the results of operations that would have occurred had the merger taken place at the beginning of 2024. For example, merger-related expenses are included in the periods where such expenses were incurred. The pro forma information does not include the impact of expected expense efficiencies nor does it consider any potential impacts of current market conditions or other factors.

(In Thousands)

	Pro forma (Unaudited)	
	2025	2024
Net interest income	$ 106,670	$ 97,687
Noninterest income	32,920	32,050
Total revenue	$ 139,590	$ 129,737
Net Income	$ 31,866	$ 29,845

The pro forma information for 2025 immediately above was adjusted to exclude the impact of merger-related expenses. Merger-related expenses include expenses related to conversion of Susquehanna's core customer system data into the Corporation's core system, severance and similar expenses, legal and other professional fees and various other costs. Total merger-related expenses incurred in 2025 and eliminated from the pro forma information was $9,400,000 (including $1,460,000 incurred by Susquehanna), or $7,652,000 net of tax (including $1,302,000 incurred by Susquehanna).

4. PER SHARE DATA

Basic earnings per common share are calculated using the two-class method to determine income attributable to common shareholders. Unvested restricted stock awards that contain nonforfeitable rights to dividends are considered participating securities under the two-class method. Distributed dividends and an allocation of undistributed net income to participating securities reduce the amount of income attributable to common shareholders. Income attributable to common shareholders is then divided by weighted-average common shares outstanding for the period to determine basic earnings per common share. The Corporation's basic and diluted earnings per shares are the same because there are no potential dilutive shares of common stock outstanding.

(In Thousands, Except Share and Per Share Data)	Years Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Net income	$ 23,427	$ 25,958	$ 24,148
Less: Dividends and undistributed earnings allocated to participating securities	(182)	(211)	(186)
Net income attributable to common shares	$ 23,245	$ 25,747	$ 23,962
Weighted-average common shares outstanding	15,949,789	15,262,504	15,241,859
Earnings per common share - Basic and Diluted	$ 1.46	$ 1.69	$ 1.57
Weighted-average nonvested restricted shares outstanding	124,661	125,254	118,122

Anti-dilutive stock options are excluded from net income per share calculations. There were no anti-dilutive instruments in 2025 or 2024. Weighted-average common shares available from anti-dilutive instruments totaled 8,963 shares in 2023.

5. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is the total of (1) net income, and (2) all other changes in equity from non-stockholder sources, which are referred to as other comprehensive income (loss). The components of other comprehensive income (loss), and the related tax effects, are as follows:

(In Thousands)	Before-Tax Amount		Income Tax Effect		Net-of-Tax Amount	
2025						
Available-for-sale debt securities:						
Unrealized holding gains on available-for-sale debt securities	$	17,896	$	(3,936)	$	13,960
Reclassification adjustment for gains realized in income		(38)		8		(30)
Other comprehensive income from available-for-sale debt securities		17,858		(3,928)		13,930
Unfunded pension and postretirement obligations:						
Changes from plan amendments and actuarial gains and losses		39		(6)		33
Amortization of prior service cost, net actuarial gain and settlement of plan obligation included in net periodic benefit cost		4		(1)		3
Other comprehensive income on unfunded retirement obligations		43		(7)		36
Total other comprehensive income	$	17,901	$	(3,935)	$	13,966
2024						
Available-for-sale debt securities:						
Unrealized holding gains on available-for-sale debt securities	$	1,670	$	124	$	1,794
Reclassification adjustment for losses realized in income		0		0		0
Other comprehensive income from available-for-sale debt securities		1,670		124		1,794
Unfunded pension and postretirement obligations:						
Changes from plan amendments and actuarial gains and losses		405		(87)		318
Amortization of prior service cost and net actuarial loss and curtailment gain included in net periodic benefit cost		(552)		116		(436)
Other comprehensive loss on unfunded retirement obligations		(147)		29		(118)
Total other comprehensive income	$	1,523	$	153	$	1,676
2023						
Available-for-sale debt securities:						
Unrealized holding gains on available-for-sale debt securities	$	11,512	$	(2,418)	$	9,094
Reclassification adjustment for losses realized in income		3,036		(638)		2,398
Other comprehensive income from available-for-sale debt securities		14,548		(3,056)		11,492
Unfunded pension and postretirement obligations:						
Changes from plan amendments and actuarial gains and losses		(9)		2		(7)
Amortization of prior service cost and net actuarial loss included in net periodic benefit cost		(56)		12		(44)
Other comprehensive loss on unfunded retirement obligations		(65)		14		(51)
Total other comprehensive income	$	14,483	$	(3,042)	$	11,441

Items reclassified out of each component of accumulated other comprehensive loss are as follows:

Description	Affected Line Item in the Consolidated Statements of Income
Reclassification adjustment for (gains) losses realized in income (before-tax)	Realized gains (losses) on available-for-sale debt securities, net
Amortization of prior service cost, net actuarial gain (loss), settlement of plan obligation and curtailment gain included in net periodic benefit cost (before-tax)	Other noninterest expense
Income tax effect	Income tax provision

Changes in the components of accumulated other comprehensive loss, included in stockholders' equity, are as follows:

(In Thousands)	Unrealized (Losses) Gains on Securities		Unfunded Retirement Obligations		Accumulated Other Comprehensive Loss	
2025						
Balance, beginning of period	$	(37,084)	$	323	$	(36,761)
Other comprehensive income during year ended December 31, 2025		13,930		36		13,966
Balance, end of period	$	(23,154)	$	359	$	(22,795)
2024						
Balance, beginning of period	$	(38,878)	$	441	$	(38,437)
Other comprehensive income (loss) during year ended December 31, 2024		1,794		(118)		1,676
Balance, end of period	$	(37,084)	$	323	$	(36,761)
2023						
Balance, beginning of period	$	(50,370)	$	492	$	(49,878)
Other comprehensive income (loss) during year ended December 31, 2023		11,492		(51)		11,441
Balance, end of period	$	(38,878)	$	441	$	(38,437)

6. CASH AND DUE FROM BANKS

Cash and due from banks at December 31, 2025 and 2024 include the following:

(In Thousands)	December 31, 2025		December 31, 2024	
Cash and cash equivalents	$	44,706	$	123,574
Certificates of deposit		1,350		2,600
Total cash and due from banks	$	46,056	$	126,174

Certificates of deposit are issues by U.S. banks with original maturities greater than three months. Each certificate of deposit is fully FDIC-insured. The Corporation maintains cash and cash equivalents with certain financial institutions in excess of the FDIC insurance limit.

7. SECURITIES

Amortized cost and fair value of available-for-sale debt securities at December 31, 2025 and 2024 are summarized as follows. No allowance for credit losses was recorded at December 31, 2025 and 2024.

(In Thousands)	December 31, 2025			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Obligations of the U.S. Treasury	$ 8,047	$ 0	$ (565)	$ 7,482
Obligations of U.S. Government agencies	11,423	3	(677)	10,749
Bank holding company debt securities	36,103	8	(2,035)	34,076
Obligations of states and political subdivisions:				
Tax-exempt	105,149	317	(7,107)	98,359
Taxable	50,306	4	(6,158)	44,152
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:				
Residential pass-through securities	148,865	679	(5,623)	143,921
Residential collateralized mortgage obligations	65,782	107	(2,182)	63,707
Commercial mortgage-backed securities	99,095	23	(6,487)	92,631
Private label commercial mortgage-backed securities	3,490	0	(1)	3,489
Asset-backed securities,				
Collateralized loan obligations	8,000	9	0	8,009
Total available-for-sale debt securities	$ 536,260	$ 1,150	$ (30,835)	$ 506,575

(In Thousands)	December 31, 2024			
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Obligations of the U.S. Treasury	$ 8,067	$ 0	$ (949)	$ 7,118
Obligations of U.S. Government agencies	10,154	0	(1,129)	9,025
Bank holding company debt securities	28,958	0	(3,712)	25,246
Obligations of states and political subdivisions:				
Tax-exempt	111,995	238	(10,931)	101,302
Taxable	51,147	0	(8,641)	42,506
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:				
Residential pass-through securities	104,378	6	(9,970)	94,414
Residential collateralized mortgage obligations	53,389	10	(3,505)	49,894
Commercial mortgage-backed securities	73,470	0	(8,969)	64,501
Private label commercial mortgage-backed securities	8,365	9	0	8,374
Total available-for-sale debt securities	$ 449,923	$ 263	$ (47,806)	$ 402,380

The following table presents gross unrealized losses and fair value of available-for-sale debt securities aggregated by length of time that individual securities have been in a continuous unrealized loss position at December 31, 2025 and 2024 for which an allowance for credit losses has not been recorded.

| December 31, 2025 | Less Than 12 Months | | 12 Months or More | | Total | |
(In Thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of the U.S. Treasury	$ 0	$ 0	$ 7,482	$ (565)	$ 7,482	$ (565)
Obligations of U.S. Government agencies	0	0	8,570	(677)	8,570	(677)
Bank holding company debt securities	2,188	(44)	23,008	(1,991)	25,196	(2,035)
Obligations of states and political subdivisions:						
Tax-exempt	0	0	86,724	(7,107)	86,724	(7,107)
Taxable	1,324	(218)	42,027	(5,940)	43,351	(6,158)
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:						
Residential pass-through securities	20,235	(51)	57,647	(5,572)	77,882	(5,623)
Residential collateralized mortgage obligations	0	0	23,194	(2,182)	23,194	(2,182)
Commercial mortgage-backed securities	27,643	(183)	62,605	(6,304)	90,248	(6,487)
Private label commercial mortgage-backed securities	3,489	(1)	0	0	3,489	(1)
Asset-backed securities,						
Collateralized loan obligations	0	0	0	0	0	0
Total	$ 54,879	$ (497)	$ 311,257	$ (30,338)	$ 366,136	$ (30,835)

| December 31, 2024 | Less Than 12 Months | | 12 Months or More | | Total | |
(In Thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of the U.S. Treasury	$ 0	$ 0	$ 7,118	$ (949)	$ 7,118	$ (949)
Obligations of U.S. Government agencies	0	0	9,025	(1,129)	9,025	(1,129)
Bank holding company debt securities	0	0	25,246	(3,712)	25,246	(3,712)
Obligations of states and political subdivisions:						
Tax-exempt	6,581	(58)	91,316	(10,873)	97,897	(10,931)
Taxable	0	0	42,506	(8,641)	42,506	(8,641)
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:						
Residential pass-through securities	22,777	(375)	69,282	(9,595)	92,059	(9,970)
Residential collateralized mortgage obligations	19,586	(156)	27,157	(3,349)	46,743	(3,505)
Commercial mortgage-backed securities	2,314	(38)	62,187	(8,931)	64,501	(8,969)
Total	$ 51,258	$ (627)	$ 333,837	$ (47,179)	$ 385,095	$ (47,806)

As reflected in the table above, gross unrealized holding losses on available-for-sale debt securities totaled $30,835,000 at December 31, 2025 and $47,806,000 at December 31, 2024. At December 31, 2025, the Corporation does not have the intent to sell, nor is it more likely than not it will be required to sell these securities before it is able to recover the amortized cost basis. The unrealized holding losses were consistent with significant increases in market interest rates that occurred subsequent to the purchase of most of the securities.

At December 31, 2025 and December 31, 2024, management performed an assessment for credit losses of the Corporation's debt securities on an issue-by-issue basis, relying on information obtained from various sources, including publicly available financial data, ratings by external agencies, brokers and other sources. At December 31, 2025 and 2024, all of the Corporation's holdings of bank holding company debt securities, obligations of states and political subdivisions and private label commercial mortgage-backed securities were investment grade and there have been no payment defaults.

Based on the results of the assessment, there was no ACL required on available-for-sale debt securities in an unrealized loss position at December 31, 2025 and 2024.

Gross realized gains and losses from available-for-sale debt securities and the related income tax provision were as follows:

(In Thousands)	2025	2024	2023
Gross realized gains from sales	$ 38	$ 0	$ 89
Gross realized losses from sales	0	0	(3,125)
Net realized gains (losses)	$ 38	$ 0	$ (3,036)
Income tax provision related to net realized gains (losses)	$ 8	$ 0	$ (638)

The amortized cost and fair value of available-for-sale debt securities by contractual maturity are shown in the following table as of December 31, 2025. Actual maturities may differ from contractual maturities because counterparties may have the right to call or prepay obligations with or without call or prepayment penalties.

(In Thousands)	December 31, 2025	
	Amortized Cost	Fair Value
Due in one year or less	$ 4,646	$ 4,607
Due from one year through five years	40,307	38,290
Due from five years through ten years	81,657	77,459
Due after ten years	84,418	74,462
Sub-total	211,028	194,818
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:		
Residential pass-through securities	148,865	143,921
Residential collateralized mortgage obligations	65,782	63,707
Commercial mortgage-backed securities	99,095	92,631
Private label commercial mortgage-backed securities	3,490	3,489
Asset-backed securities,		
Collateralized loan obligations	8,000	8,009
Total	$ 536,260	$ 506,575

The Corporation's mortgage-backed securities have stated maturities that may differ from actual maturities due to borrowers' ability to prepay obligations. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. In the table above, mortgage-backed securities and collateralized mortgage obligations are shown in one period.

Investment securities carried at $215,252,000 at December 31, 2025 and $190,949,000 at December 31, 2024 were pledged as collateral for public deposits, trusts and certain other deposits, as provided by law, to secure uninsured deposits totaling $158,387,000 at December 31, 2025 and $144,066,000 at December 31, 2024. See Note 12 for information concerning securities pledged to secure borrowing arrangements.

Equity Securities

C&N Bank is a member of the Federal Home Loan Bank of Pittsburgh (FHLB-Pittsburgh), which is one of 11 regional Federal Home Loan Banks. As a member, C&N Bank is required to purchase and maintain stock in FHLB-Pittsburgh. There is no active market for FHLB-Pittsburgh stock, and it must ordinarily be redeemed by FHLB-Pittsburgh in order to be liquidated. C&N Bank's investment in FHLB-Pittsburgh stock, included in other assets in the consolidated balance sheets, was $18,724,000 at December 31, 2025 and $15,018,000 at December 31, 2024. The Corporation evaluated its holding of FHLB-Pittsburgh stock for impairment and deemed the stock to not be impaired at December 31, 2025 and 2024. In making this determination, management concluded that recovery of total outstanding par value, which equals the carrying value, is expected. The decision was based on review of financial information that FHLB-Pittsburgh has made publicly available.

In July 2023, C&N Bank became a member of the Federal Reserve System. As a member, C&N Bank is required to purchase and maintain stock in the Federal Reserve Bank of Philadelphia. There is no active market for Federal Reserve Bank stock, and it must ordinarily be redeemed by the Federal Reserve Bank of Philadelphia in order to be liquidated. C&N Bank's investment in Federal Reserve Bank stock, included in other assets in the consolidated balance sheets, was $7,637,000 at December 31, 2025 and $6,299,000 at December 31, 2024.

The Corporation's marketable equity security, with a carrying value of $890,000 at December 31, 2025 and $863,000 at December 31, 2024 consisted exclusively of one mutual fund. There was an unrealized loss of $110,000 on the mutual fund at December 31, 2025 and $137,000 at December 31, 2024. Changes in the unrealized gains or losses on this security, which are included in other noninterest income in the consolidated statements of income, were a gain of $27,000 in 2025, a loss of $8,000 in 2024 and a gain of $12,000 in 2023. There were no sales of equity securities in 2025, 2024 and 2023.

8. LOANS AND ALLOWANCE FOR CREDIT LOSSES

Loans receivable at December 31, 2025 and 2024 are summarized as follows:

Summary of Loans by Type
(In Thousands)

	December 31, 2025	December 31, 2024
Commercial real estate - non-owner occupied	$ 927,738	$ 739,565
Commercial real estate - owner occupied	311,792	261,071
All other commercial loans	560,537	423,277
Residential mortgage loans	443,950	408,009
Consumer loans	110,348	63,926
Total	2,354,365	1,895,848
Less: allowance for credit losses on loans	(31,048)	(20,035)
Loans, net	$ 2,323,317	$ 1,875,813

In the table above, outstanding loan balances are presented net of deferred loan origination fees of $4,074,000 at December 31, 2025 and $4,136,000 at December 31, 2024.

The Corporation grants loans to individuals as well as commercial and tax-exempt entities. Commercial, residential and personal loans are made to customers geographically concentrated in Northcentral Pennsylvania, the Southern tier of New York State, Southeastern Pennsylvania and Southcentral Pennsylvania. Although the Corporation has a diversified loan portfolio, a significant portion of its debtors' ability to honor their contracts is dependent on the local economic conditions within the region.

The following table presents an analysis of past due loans as of December 31, 2025 and 2024:

(In Thousands)	As of December 31, 2025				
	Past Due 30-89 Days	Past Due 90+ Days Still Accruing	Nonaccrual Loans	Current Loans	Total Loans
Commercial real estate - non-owner occupied	$ 2,619	$ 0	$ 10,766	$ 914,353	$ 927,738
Commercial real estate - owner occupied	2,453	0	5,955	303,384	311,792
All other commercial loans	6,287	54	11,102	543,094	560,537
Residential mortgage loans	6,365	0	4,324	433,261	443,950
Consumer loans	585	34	689	109,040	110,348
Total	$ 18,309	$ 88	$ 32,836	$ 2,303,132	$ 2,354,365

(In Thousands)			As of December 31, 2024			
	Past Due 30-89 Days	Past Due 90+ Days Still Accruing	Nonaccrual Loans	Current Loans	Total Loans	
Commercial real estate - non-owner occupied	$ 266	$ 0	$ 7,370	$ 731,929	$ 739,565	
Commercial real estate - owner occupied	0	62	1,725	259,284	261,071	
All other commercial loans	296	0	10,006	412,975	423,277	
Residential mortgage loans	4,934	0	4,310	398,765	408,009	
Consumer loans	162	57	431	63,276	63,926	
Total	$ 5,658	$ 119	$ 23,842	$ 1,866,229	$ 1,895,848	

The Corporation uses an internal risk rating system. Under the risk rating system, the Corporation classifies problem or potential problem loans as "Special Mention," "Substandard," or "Doubtful" on the basis of currently existing facts, conditions and values. Loans that do not currently expose the Corporation to sufficient risk to warrant classification as Substandard or Doubtful, but possess weaknesses that deserve management's close attention, are deemed to be Special Mention. Substandard loans include those characterized by the distinct possibility that the Corporation will sustain some loss if the deficiencies are not corrected. Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable. Risk ratings are updated any time that conditions or the situation warrants. Loans not classified are included in the "Pass" rows in the table that follows.

Residential mortgage and consumer loans are classified as Pass unless they become 90 days delinquent at which time their classification is changed to Substandard. Such loans are classified as Substandard until six consecutive on-time payments are made at which time their classification is changed back to Pass.

The following table presents the amortized cost of loans by credit quality indicators by year of origination as of December 31, 2025:

(In Thousands)	Term Loans by Year of Origination						Revolving	Total
	2025	2024	2023	2022	2021	Prior		
Commercial real estate - non-owner occupied								
Pass	$ 82,832	$ 84,330	$ 149,720	$ 171,419	$ 90,420	$ 295,369	$ 0	$ 874,090
Special Mention	77	30	1,942	15,920	2,073	8,045	0	28,087
Substandard	0	102	838	10,459	1,980	12,182	0	25,561
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate - non-owner occupied	$ 82,909	$ 84,462	$ 152,500	$ 197,798	$ 94,473	$ 315,596	$ 0	$ 927,738
Year-to-date gross charge-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 807	$ 0	$ 807
Commercial real estate - owner occupied								
Pass	$ 34,602	$ 36,786	$ 35,411	$ 53,260	$ 51,396	$ 80,809	$ 0	$ 292,264
Special Mention	0	357	2,406	1,159	805	5,127	0	9,854
Substandard	0	0	354	131	2,167	7,022	0	9,674
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate - owner occupied	$ 34,602	$ 37,143	$ 38,171	$ 54,550	$ 54,368	$ 92,958	$ 0	$ 311,792
Year-to-date gross charge-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
All other commercial loans								
Pass	$ 123,534	$ 45,148	$ 64,103	$ 46,670	$ 44,056	$ 64,539	$ 134,404	$ 522,454
Special Mention	1,380	522	32	100	4,443	732	2,028	9,237
Substandard	470	12,932	0	1,471	6,933	3,748	3,292	28,846
Doubtful	0	0	0	0	0	0	0	0
Total all other commercial loans	$ 125,384	$ 58,602	$ 64,135	$ 48,241	$ 55,432	$ 69,019	$ 139,724	$ 560,537
Year-to-date gross charge-offs	$ 0	$ 0	$ 0	$ 0	$ 333	$ 0	$ 263	$ 596
Residential mortgage loans								
Pass	$ 46,534	$ 45,988	$ 53,163	$ 83,848	$ 45,494	$ 164,033	$ 0	$ 439,060
Special Mention	0	0	0	0	0	0	0	0
Substandard	0	22	901	424	200	3,343	0	4,890
Doubtful	0	0	0	0	0	0	0	0
Total residential mortgage loans	$ 46,534	$ 46,010	$ 54,064	$ 84,272	$ 45,694	$ 167,376	$ 0	$ 443,950
Year-to-date gross charge-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 5	$ 0	$ 5
Consumer loans								
Pass	$ 2,751	$ 2,062	$ 1,780	$ 1,850	$ 506	$ 2,460	$ 97,976	$ 109,385
Special Mention	0	0	0	0	0	0	0	0
Substandard	1	7	6	0	2	170	777	963
Doubtful	0	0	0	0	0	0	0	0
Total consumer loans	$ 2,752	$ 2,069	$ 1,786	$ 1,850	$ 508	$ 2,630	$ 98,753	$ 110,348
Year-to-date gross charge-offs	$ 0	$ 0	$ 33	$ 40	$ 3	$ 0	$ 242	$ 318
Total Loans								
Pass	$ 290,253	$ 214,314	$ 304,177	$ 357,047	$ 231,872	$ 607,210	$ 232,380	$ 2,237,253
Special Mention	1,457	909	4,380	17,179	7,321	13,904	2,028	47,178
Substandard	471	13,063	2,099	12,485	11,282	26,465	4,069	69,934
Doubtful	0	0	0	0	0	0	0	0
Total	$ 292,181	$ 228,286	$ 310,656	$ 386,711	$ 250,475	$ 647,579	$ 238,477	$ 2,354,365
Year-to-date gross charge-offs	$ 0	$ 0	$ 33	$ 40	$ 336	$ 812	$ 505	$ 1,726

The following table presents the amortized cost of loans by credit quality indicators by year of origination as of December 31, 2024.

(In Thousands)	Term Loans by Year of Origination						Revolving	Total
	2024	2023	2022	2021	2020	Prior		
Commercial real estate - non-owner occupied								
Pass	$ 59,708	$ 99,900	$ 161,497	$ 78,884	$ 51,851	$ 243,578	$ 0	$ 695,418
Special Mention	0	0	16,233	1,371	0	8,188	0	25,792
Substandard	116	0	9,928	0	0	8,311	0	18,355
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate - non-owner occupied	$ 59,824	$ 99,900	$ 187,658	$ 80,255	$ 51,851	$ 260,077	$ 0	$ 739,565
Year-to-date gross charge-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 757	$ 0	$ 757
Commercial real estate - owner occupied								
Pass	$ 25,552	$ 33,533	$ 52,207	$ 49,410	$ 11,444	$ 76,558	$ 0	$ 248,704
Special Mention	0	0	0	0	0	961	0	961
Substandard	0	5,125	729	2,367	0	3,185	0	11,406
Doubtful	0	0	0	0	0	0	0	0
Total commercial real estate - owner occupied	$ 25,552	$ 38,658	$ 52,936	$ 51,777	$ 11,444	$ 80,704	$ 0	$ 261,071
Year-to-date gross charge-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
All other commercial loans								
Pass	$ 73,812	$ 74,301	$ 44,245	$ 44,367	$ 23,084	$ 30,656	$ 109,121	$ 399,586
Special Mention	533	0	2,306	2	0	0	2,147	4,988
Substandard	44	0	3,478	5,229	109	1,078	8,765	18,703
Doubtful	0	0	0	0	0	0	0	0
Total all other commercial loans	$ 74,389	$ 74,301	$ 50,029	$ 49,598	$ 23,193	$ 31,734	$ 120,033	$ 423,277
Year-to-date gross charge-offs	$ 0	$ 0	$ 427	$ 60	$ 21	$ 122	$ 0	$ 630
Residential mortgage loans								
Pass	$ 41,450	$ 48,937	$ 80,789	$ 50,108	$ 35,601	$ 146,231	$ 0	$ 403,116
Special Mention	0	0	0	0	0	0	0	0
Substandard	0	380	0	85	82	4,346	0	4,893
Doubtful	0	0	0	0	0	0	0	0
Total residential mortgage loans	$ 41,450	$ 49,317	$ 80,789	$ 50,193	$ 35,683	$ 150,577	$ 0	$ 408,009
Year-to-date gross charge-offs	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Consumer loans								
Pass	$ 3,859	$ 3,441	$ 2,848	$ 1,013	$ 599	$ 679	$ 50,860	$ 63,299
Special Mention	0	0	0	0	0	0	0	0
Substandard	0	8	4	0	0	71	544	627
Doubtful	0	0	0	0	0	0	0	0
Total consumer loans	$ 3,859	$ 3,449	$ 2,852	$ 1,013	$ 599	$ 750	$ 51,404	$ 63,926
Year-to-date gross charge-offs	$ 0	$ 69	$ 130	$ 7	$ 8	$ 1	$ 114	$ 329
Total Loans								
Pass	$ 204,381	$ 260,112	$ 341,586	$ 223,782	$ 122,579	$ 497,702	$ 159,981	$ 1,810,123
Special Mention	533	0	18,539	1,373	0	9,149	2,147	31,741
Substandard	160	5,513	14,139	7,681	191	16,991	9,309	53,984
Doubtful	0	0	0	0	0	0	0	0
Total	$ 205,074	$ 265,625	$ 374,264	$ 232,836	$ 122,770	$ 523,842	$ 171,437	$ 1,895,848
Year-to-date gross charge-offs	$ 0	$ 69	$ 557	$ 67	$ 29	$ 880	$ 114	$ 1,716

The following table is a summary of the Corporation's nonaccrual loans by major categories for the periods indicated.

| (In Thousands) | December 31, 2025 | | |
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Commercial real estate - non-owner occupied	$ 9,343	$ 1,423	$ 10,766
Commercial real estate - owner occupied	5,470	485	5,955
All other commercial loans	7,609	3,493	11,102
Residential mortgage loans	4,324	0	4,324
Consumer loans	689	0	689
Total	$ 27,435	$ 5,401	$ 32,836

| (In Thousands) | December 31, 2024 | | |
	Nonaccrual Loans with No Allowance	Nonaccrual Loans with an Allowance	Total Nonaccrual Loans
Commercial real estate - non-owner occupied	$ 7,370	$ 0	$ 7,370
Commercial real estate - owner occupied	1,467	258	1,725
All other commercial loans	10,006	0	10,006
Residential mortgage loans	4,310	0	4,310
Consumer loans	431	0	431
Total	$ 23,584	$ 258	$ 23,842

The Corporation recognized $815,000 and $1,042,000 of interest income on nonaccrual loans during the years ended December 31, 2025 and 2024.

The following table presents the accrued interest receivable written off by reversing interest income during the years ended December 31, 2025 and 2024:

(In Thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Commercial real estate - non-owner occupied	$ 12	$ 22
Commercial real estate - owner occupied	51	10
All other commercial loans	6	198
Residential mortgage loans	17	29
Consumer loans	0	10
Total	$ 86	$ 269

The Corporation has certain loans for which repayment is dependent upon the operation or sale of collateral, as the borrower is experiencing financial difficulty. The underlying collateral can vary based upon the type of loan. The following provides more detail about the types of collateral that secure collateral dependent loans:

- Commercial real estate loans can be secured by either owner occupied commercial real estate or non-owner occupied investment commercial real estate. Typically, owner occupied commercial real estate loans are secured by office buildings, warehouses, manufacturing facilities and other commercial and industrial properties occupied by operating companies. Non-owner occupied commercial real estate loans are generally secured by office buildings and complexes, retail facilities, multifamily complexes, land under development, industrial properties, as well as other commercial or industrial real estate.

- All other commercial loans include loans typically secured by business assets including inventory, equipment and receivables. Also within this category, commercial construction and land loans and some commercial lines of credit are secured by real estate.

- Residential mortgage loans are typically secured by first mortgages, and in some cases could be secured by a second mortgage.

- Consumer loans are generally secured by automobiles, motorcycles, recreational vehicles and other personal property. Some consumer loans are unsecured and have no underlying collateral.

The following table details the amortized cost of collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related allowance for credit losses on these loans:

(In Thousands)	December 31, 2025 Amortized Cost	Allowance	December 31, 2024 Amortized Cost	Allowance
Commercial real estate - non-owner occupied	$ 10,876	$ 140	$ 7,370	$ 0
Commercial real estate - owner occupied	6,325	266	6,749	122
All other commercial loans	14,551	2,366	16,006	0
Residential mortgage loans	350	0	0	0
Consumer loans	326	0	0	0
Total	$ 32,428	$ 2,772	$ 30,125	$ 122

The following tables summarize the activity related to the ACL on loans for the years ended December 31, 2025, 2024 and 2023:

(In Thousands)	Commercial real estate - nonowner occupied	Commercial real estate - owner occupied	All other commercial loans	Residential mortgage loans	Consumer loans	Total
Balance, December 31, 2024	$ 11,964	$ 2,844	$ 3,361	$ 1,356	$ 510	$ 20,035
Allowance recorded in business combination - PCD loans	2,151	271	215	0	0	2,637
Allowance recorded in business combination - non-PCD loans	2,681	601	818	303	34	4,437
Charge-offs	(807)	0	(596)	(5)	(318)	(1,726)
Recoveries	0	0	1	4	104	109
Provision (credit) for credit losses on loans	3,473	370	1,706	(29)	36	5,556
Balance, December 31, 2025	$ 19,462	$ 4,086	$ 5,505	$ 1,629	$ 366	$ 31,048

(In Thousands)	Commercial real estate - nonowner occupied	Commercial real estate - owner occupied	All other commercial loans	Residential mortgage loans	Consumer loans	Total
Balance, December 31, 2023	$ 12,010	$ 2,116	$ 2,918	$ 1,764	$ 400	$ 19,208
Charge-offs	(757)	0	(630)	0	(329)	(1,716)
Recoveries	0	0	40	6	67	113
Provision (credit) for credit losses on loans	711	728	1,033	(414)	372	2,430
Balance, December 31, 2024	$ 11,964	$ 2,844	$ 3,361	$ 1,356	$ 510	$ 20,035

(In Thousands)	Commercial real estate - nonowner occupied	Commercial real estate - owner occupied	All other commercial loans	Residential mortgage loans	Consumer loans	Unallocated	Total
Balance, December 31, 2022	$ 6,305	$ 1,942	$ 4,142	$ 2,751	$ 475	$ 1,000	$ 16,615
Adoption of ASU 2016-13 (CECL)	3,763	7	(88)	(344)	(234)	(1,000)	2,104
Charge-offs	0	0	(12)	(33)	(311)	0	(356)
Recoveries	0	0	44	11	37	0	92
Provision (credit) for credit losses on loans	1,942	167	(1,168)	(621)	433	0	753
Balance, December 31, 2023	$ 12,010	$ 2,116	$ 2,918	$ 1,764	$ 400	$ 0	$ 19,208

The ACL on loans individually evaluated increased to $2,772,000 at December 31, 2025 from $122,000 at December 31, 2024, including an ACL of $2,632,000 at December 31, 2025 on acquired PCD loans as part of the Susquehanna acquisition.

The ACL on loans collectively evaluated increased to $28,276,000 at December 31, 2025 from $19,913,000 at December 31, 2024. The increase included the impact of growth in the portfolio, mainly from the Susquehanna acquisition, as well as a net increase related to changes in qualitative factors.

The ACL on loans individually evaluated decreased to $122,000 at December 31, 2024 from $743,000 at December 31, 2023, primarily from partial charge-offs including two loans with individual ACLs at December 31, 2023. The increase in the ACL at December 31, 2024 as compared to December 31, 2023 included a net increase related to changes in qualitative adjustments and the net impact of an increase in loans receivable, partially offset by a decrease in the WARM method estimate and a decrease related to the economic forecast.

The ACL on loans individually evaluated was $743,000 at December 31, 2023 compared to $751,000 at January 1, 2023, upon the initial adoption of CECL. The decrease in the ACL at December 31, 2023 from January 1, 2023 included a net increase related to changes in qualitative adjustments, an increase related to the economic forecast and the net impact of an increase in loans receivable, partially offset by a decrease in the WARM method estimate.

Modifications Made to Borrowers Experiencing Financial Difficulty

The following table summarizes the amortized cost basis of loans modified during the years ended December 31, 2025 and 2024:

| (Dollars in Thousands) | Year Ended December 31, 2025 | | |
| | Term Extension | | |
	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Commercial Real Estate - Non-owner Occupied	$ 1,717	0.30 %	Extended the maturity of one loan for 4 months

| (Dollars in Thousands) | Year Ended December 31, 2024 | | |
| | Term Extension | | |
	Amortized Cost Basis	% of Total Loan Type	Financial Effect
Commercial Real Estate - Non-owner Occupied	$ 2,625	0.35 %	Extended the maturity of one loan for 6 months and one loan for 5 years
Commercial Real Estate - Owner Occupied	218	0.08 %	Extended the maturity of one loan for 12 months
Total	$ 2,843		

The Corporation closely monitors the performance of the loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.

The following tables present the performance of such loans that have been modified in the twelve-month period preceding December 31, 2025 and 2024 (in thousands):

| (In Thousands) | Payment Status (Amortized Cost Basis) | | | |
December 31, 2025	Current or Past Due Less than 30 Days	30-89 Days Past Due	90+ Days Past Due	Total
Commercial real estate - non-owner occupied	$ 0	$ 1,717	$ 0	$ 1,717

| (In Thousands) | Payment Status (Amortized Cost Basis) | | | |
December 31, 2024	Current or Past Due Less than 30 Days	30-89 Days Past Due	90+ Days Past Due	Total
Commercial real estate - non-owner occupied	$ 2,572	$ 0	$ 0	$ 2,572
Commercial real estate - owner occupied	217	0	0	217
Total	$ 2,789	$ 0	$ 0	$ 2,789

In the table immediately above, at December 31, 2024 the loan secured by owner occupied commercial real estate of $218,000 and one of the loans secured by non-owner occupied commercial real estate with an amortized cost basis of $1,814,000 were in nonaccrual status.

For the loan secured by non-owner occupied real estate with an amortized cost basis of $1,814,000 at December 31, 2024, the Corporation had extended the maturity for 12 months in the fourth quarter 2023. In 2024, the borrower continued to experience financial difficulty, and the Corporation provided another six-month extension of the maturity. The Corporation recorded a partial charge-off of $640,000 on this loan in 2024. In 2025, the Corporation provided another four-month extension of the maturity and recorded a partial charge-off of $35,000 on this loan. The amortized cost basis of the loan was $1,717,000 at December 31, 2025. There was no specific allowance on this loan at December 31, 2025 and 2024.

The Corporation had no commitments to lend any additional funds on modified loans during the year ended December 31, 2025 and 2024, the Corporation had no loans that defaulted during the year ended December 31, 2025 and 2024 and had been modified preceding the payment default when the borrower was experiencing financial difficulty at the time of modification.

The carrying amount of foreclosed residential real estate properties held as a result of obtaining physical possession (included in Foreclosed assets held for sale in the consolidated balance sheets) is as follows:

(In Thousands)	December 31, 2025	December 31, 2024
Foreclosed residential real estate	$ 33	$ 25

The amortized cost of consumer mortgage loans secured by residential real properties for which formal foreclosure proceedings were in process is as follows:

(In Thousands)	December 31, 2025	December 31, 2024
Residential real estate in process of foreclosure	$ 433	$ 717

The Corporation maintains an allowance for off-balance sheet credit exposures such as unfunded balances for existing lines of credit, commitments to extend future credit, commercial letters of credit and credit enhancement obligations related to residential mortgage loans sold with recourse, when there is a contractual obligation to extend credit and when this extension of credit is not unconditionally cancellable (i.e. commitment cannot be canceled at any time). Additional information related to commitments to extend credit and standby letter of credits is provided in Note 16. The allowance for off-balance sheet credit exposures is adjusted as a provision for credit loss expense. The estimate includes consideration of the likelihood that funding will occur and an estimate of expected credit losses on commitments expected to be funded over their estimated lives. The allowance for credit losses for off-balance sheet exposures of $1,029,000 at December 31, 2025 and $455,000 at December 31, 2024, is included in accrued interest and other liabilities on the consolidated balance sheets.

The following table presents the balance and activity in the allowance for credit losses for off-balance sheet exposures for the years ended December 31, 2025 and 2024.

(In Thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Balance, Beginning of Period	$ 455	$ 690
Allowance recorded in business combination	57	0
Provision (credit) for unfunded commitments	517	(235)
Balance, End of Period	$ 1,029	$ 455

9. BANK PREMISES AND EQUIPMENT

(In Thousands)	December 31,			
	2025		**2024**	
Land	$	5,635	$	3,573
Buildings and improvements		38,895		33,623
Furniture and equipment		15,413		14,266
Construction in progress		76		186
Total		60,019		51,648
Less: accumulated depreciation		(32,264)		(30,310)
Net	$	27,755	$	21,338

Depreciation and amortization expense is included in the following line items of the consolidated statements of income:

(In Thousands)	**2025**		**2024**		**2023**	
Net occupancy and equipment expense	$	2,327	$	2,122	$	1,915
Data processing and telecommunications expense		36		61		236
Total	$	2,363	$	2,183	$	2,151

10. GOODWILL AND CORE DEPOSIT INTANGIBLES, NET

Information related to the core deposit intangibles is as follows:

(In Thousands)	December 31,			
	2025		**2024**	
Gross amount	$	17,329	$	6,639
Accumulated amortization		(5,756)		(4,559)
Net	$	11,573	$	2,080

Amortization expense related to core deposit intangibles is included in other noninterest expense in the consolidated statements of income, as follows:

(In Thousands)	Year Ended December 31,					
	2025		**2024**		**2023**	
Amortization expense	$	1,197	$	389	$	408

In 2025, amortization expense included $773,000 related to the Susquehanna acquisition as described in Note 3 and $324,000 related to previous acquisitions. In 2024 and 2023, amortization expense was related to previous acquisitions.

The amount of amortization expense to be recognized in each of the ensuing five years is as follows:

(In Thousands)		
2026	$	3,258
2027		2,370
2028		1,736
2029		1,277
2030		955

Goodwill represents the excess of the cost of acquisitions over the fair value of the net assets acquired. Changes in the carrying amount of goodwill are summarized in the following table:

(In Thousands)	December 31,			
	2025		2024	
Balance, beginning of period	$	52,505	$	52,505
Goodwill arising in business combination		10,806		0
Balance, end of period	$	63,311	$	52,505

In testing goodwill for impairment at December 31, 2025, the Corporation performed a qualitative assessment based on comparison of the Corporation's market capitalization to its stockholders' equity, resulting in the determination that it was more likely than not the fair value of its reporting unit, its community banking operation, exceeded its carrying amount. Accordingly, there was no goodwill impairment at December 31, 2025.

There were no goodwill impairment charges recorded in the years ended December 31, 2025, 2024 and 2023.

11. DEPOSITS

At December 31, 2025, the scheduled maturities of time deposits are as follows:

(In Thousands)		
2026	$	507,861
2027		61,063
2028		24,041
2029		7,123
2030		6,617
Total	$	606,705

Time deposits of more than $250,000 totaled $215,574,000 at December 31, 2025 and $175,447,000 at December 31, 2024. As of December 31, 2025, the remaining maturities or time to next re-pricing of time deposits more than $250,000 was as follows:

(In Thousands)		
Three months or less	$	74,346
Over 3 months through 12 months		122,832
Over 1 year through 3 years		17,723
Over 3 years		673
Total	$	215,574

12. BORROWED FUNDS

SHORT-TERM BORROWINGS

Short-term borrowings (initial maturity within one year) include the following:

(In Thousands)	December 31, 2025		December 31, 2024	
FHLB-Pittsburgh borrowings	$	27,000	$	0
Customer repurchase agreements		1,618		2,488
Total short-term borrowings	$	28,618	$	2,488

The weighted average interest rate on total short-term borrowings outstanding was 3.73% at December 31, 2025 and 0.10% at December 31, 2024. The maximum amount of total short-term borrowings outstanding at any month-end was $28,618,000 in 2025, $61,936,000 in 2024 and $120,290,000 in 2023.

The Corporation had available credit with other correspondent banks totaling $75,000,000 at December 31, 2025 and at December 31, 2024. These lines of credit are primarily unsecured. No amounts were outstanding at December 31, 2025 or 2024.

The Corporation has a line of credit with the Federal Reserve Bank of Philadelphia's Discount Window. At December 31, 2025, the Corporation had available credit in the amount of $25,484,000 on this line with no outstanding advances. At December 31, 2024, the Corporation had available credit in the amount of $18,093,000 on this line with no outstanding advances. As collateral for this line, the Corporation has pledged available-for-sale securities with a carrying value of $26,947,000 at December 31, 2025 and $18,881,000 at December 31, 2024.

The Corporation engages in repurchase agreements with certain commercial customers. These agreements provide that the Corporation sells specified investment securities to the customers on an overnight basis and repurchases them on the following business day. The weighted average rate paid by the Corporation on customer repurchase agreements was 0.10% at December 31, 2025 and 2024. The carrying value of the underlying securities was $1,630,000 at December 31, 2025 and $2,500,000 at December 31, 2024.

The FHLB-Pittsburgh loan facility is collateralized by qualifying loans secured by real estate with a book value totaling $1,624,412,000 at December 31, 2025 and $1,351,770,000 at December 31, 2024. Also, the FHLB-Pittsburgh loan facility requires the Corporation to invest in established amounts of FHLB-Pittsburgh stock. The carrying values of the Corporation's holdings of FHLB-Pittsburgh stock (included in other assets) were $18,724,000 at December 31, 2025 and $15,018,000 at December 31, 2024. The Corporation's total credit facility with FHLB-Pittsburgh was $971,946,000 at December 31, 2025, including an unused (available) amount of $785,822,000. At December 31, 2024, the Corporation's total credit facility with FHLB-Pittsburgh was $938,691,000, including an unused (available) amount of $749,999,000.

At December 31, 2025, short-term borrowings from FHLB-Pittsburgh was an overnight borrowing of $27,000,000, at an interest rate of 3.93%. At December 31, 2024, there were no outstanding short-term borrowings from FHLB-Pittsburgh.

LONG-TERM BORROWINGS – FHLB ADVANCES

Long-term borrowings from FHLB-Pittsburgh are as follows:

(In Thousands)	December 31, 2025	December 31, 2024
Loans maturing in 2025 with a weighted-average rate of 4.30%	$ 0	$ 44,516
Loans maturing in 2026 with a weighted-average rate of 4.61%	48,018	48,018
Loans maturing in 2027 with a weighted-average rate of 4.24%	34,571	34,571
Loans maturing in 2028 with a weighted-average rate of 4.30%	26,027	26,027
Loans maturing in 2029 with a weighted-average rate of 4.42%	12,319	12,319
Total long-term FHLB-Pittsburgh borrowings	$ 120,935	$ 165,451

Note: For loans maturing after 2025, weighted-average rates are presented as of December 31, 2025.

SENIOR NOTES

In 2021, the Corporation issued and sold $15.0 million in aggregate principal amount of 2.75% Fixed Rate Senior Unsecured Notes due 2026 (the "Senior Notes"). The Senior Notes mature on June 1, 2026 and bear interest at a fixed annual rate of 2.75%. The Corporation is not entitled to redeem the Senior Notes, in whole or in part, at any time prior to maturity and the Senior Notes are not subject to redemption by the holders. The Senior Notes are unsecured and unsubordinated obligations of the Corporation only and are not obligations of, and are not guaranteed by, any subsidiary of the Corporation.

The Senior Notes were recorded, net of debt issuance costs of $337,000, at an initial carrying amount of $14,663,000. Debt issuance costs are amortized over the term of the Senior Notes as an adjustment of the effective interest rate. Amortization of debt issuance costs associated with the Senior Notes totaling $71,000 in 2025, $68,000 in 2024 and $66,000 in 2023 was included in interest expense in the consolidated statements of income.

At December 31, 2025 and December 31, 2024, outstanding Senior Notes are as follows:

(In Thousands)		December 31, 2025		December 31, 2024
Senior Notes with an aggregate par value of $15,000,000; bearing interest at 2.75% with an effective interest rate of 3.23%; maturing in June 2026	$	14,970	$	14,899
Total carrying value	$	14,970	$	14,899

SUBORDINATED DEBT

In 2021, the Corporation issued and sold $25.0 million in aggregate principal amount of 3.25% Fixed-to-Floating Rate Subordinated Notes due 2031 (the "Subordinated Notes"). The Subordinated Notes mature on June 1, 2031 and bear interest at a fixed annual rate of 3.25%, to June 1, 2026. From June 1, 2026 to maturity or early redemption, the interest rate will reset quarterly to an interest rate per annum equal to the three-month Secured Overnight Financing Rate provided by the Federal Reserve Bank of New York plus 259 basis points. The Corporation is entitled to redeem the Subordinated Notes, in whole or in part, at any time on or after June 1, 2026, and to redeem the Subordinated Notes at any time in whole upon certain other events. Any redemption of the Subordinated Notes will be subject to prior regulatory approval to the extent required.

The Subordinated Notes are not subject to redemption at the option of the holders. The Subordinated Notes are unsecured, subordinated obligations of the Corporation only and are not obligations of, and are not guaranteed by, any subsidiary of the Corporation. The Subordinated Notes rank junior in right to payment to the Corporation's current and future senior indebtedness, including the Senior Notes (described above). The Subordinated Notes are intended to qualify as Tier 2 capital for regulatory capital purposes.

The Subordinated Notes were recorded, net of debt issuance costs of $563,000, at an initial carrying amount of $24,437,000. Debt issuance costs are amortized through June 1, 2026 as an adjustment of the effective interest rate. Amortization of debt issuance costs associated with the Subordinated Notes totaling $118,000 in 2025, $114,000 in 2024, and $110,000 in 2023 was included in interest expense in the consolidated statements of income.

At December 31, 2025 and 2024, outstanding subordinated debt agreements are as follows:

(In Thousands)		December 31, 2025		December 31, 2024
Agreements with a par value of $25,000,000; bearing interest at 3.25% with an effective interest rate of 3.74%; maturing in June 2031 and redeemable at par in June 2026	$	24,949	$	24,831
Total carrying value	$	24,949	$	24,831

13. EMPLOYEE AND POSTRETIREMENT BENEFIT PLANS

DEFINED BENEFIT PLANS

The Corporation sponsors a defined benefit health care plan that provides postretirement medical benefits and life insurance to employees who meet certain age and length of service requirements. Full-time employees no longer accrue service time toward the Corporation-subsidized portion of the medical benefits. The plan contains a cost-sharing feature which causes participants to pay for all future increases in costs related to benefit coverage. Accordingly, actuarial assumptions related to health care cost trend rates do not significantly affect the liability balance at December 31, 2025 and 2024 and are not expected to significantly affect the Corporation's future expenses. The Corporation uses a December 31 measurement date for the postretirement plan.

In an acquisition in 2007, the Corporation assumed the Citizens Trust Company Retirement Plan, a defined benefit pension plan. This plan covers certain employees who were employed by Citizens Trust Company on December 31, 2002, when the plan was amended to discontinue admittance of any future participant and to freeze benefit accruals. Information related to the Citizens Trust Company Retirement Plan has been included in the tables that follow. The Corporation uses a December 31 measurement date for this plan. In January 2026, the Corporation's Board of Directors adopted amendments to terminate the Citizens Trust Company Retirement Plan, effective January 31, 2026. The Corporation expects to fund and settle its obligation under the plan sometime in 2026.

The following table shows the funded status of the defined benefit plans:

| (In Thousands) | Pension | | Postretirement | |
	2025	2024	2025	2024
CHANGE IN BENEFIT OBLIGATION:				
Benefit obligation at beginning of year	$ 938	$ 896	$ 586	$ 1,013
Service cost	0	0	5	6
Interest cost	33	29	26	31
Plan participants' contributions	0	0	103	118
Actuarial loss (gain)	33	18	(54)	10
Gain from plan amendments	0	0	0	(413)
Benefits paid	(5)	(5)	(152)	(179)
Settlement of plan obligation	(659)	0	0	0
Benefit obligation at end of year	$ 340	$ 938	$ 514	$ 586
CHANGE IN PLAN ASSETS:				
Fair value of plan assets at beginning of year	$ 977	$ 946	$ 0	$ 0
Actual return on plan assets	27	36	0	0
Employer contribution	0	0	49	61
Plan participants' contributions	0	0	103	118
Benefits paid	(5)	(5)	(152)	(179)
Settlement of plan obligation	(659)	0	0	0
Fair value of plan assets at end of year	$ 340	$ 977	$ 0	$ 0
Funded status at end of year	$ 0	$ 39	$ (514)	$ (586)

In 2025, there was a distribution of $659,000 or approximately 66% of the pension plan's total accumulated benefit obligation prior to the distribution. The Corporation recognized a loss of $93,000 (included in net periodic benefit cost) in 2025 as a result of this settlement.

At December 31, 2025 and 2024, the following pension plan and postretirement plan liability amounts were recognized in the consolidated balance sheets:

| (In Thousands) | Pension | | Postretirement | |
	2025	2024	2025	2024
Accrued interest and other liabilities	$ 0	$ 39	$ 514	$ 586

At December 31, 2025 and 2024, the following items included in accumulated other comprehensive loss had not been recognized as components of expense:

| (In Thousands) | Pension | | Postretirement | |
	2025	2024	2025	2024
Prior service cost	$ 0	$ 0	$ (48)	$ (56)
Net actuarial loss (gain)	48	131	(454)	(486)
Total	$ 48	$ 131	$ (502)	$ (542)

For the defined benefit pension plan, amortization of the net actuarial loss is expected to be $1,000 in 2026. For the postretirement plan, effective in 2024, amendments to the plan resulted in a decrease of $413,000 in unrecognized prior service cost and a related reduction in net periodic benefit costs from curtailment of $469,000. In 2026, the net actuarial gain to be amortized as a reduction in expense is $67,000 and the estimated reduction in expense related to prior service cost is $8,000.

The accumulated benefit obligation for the defined benefit pension plan was $340,000 at December 31, 2025 and $938,000 at December 31, 2024.

The components of net periodic benefit costs from defined benefit plans are as follows:

(In Thousands)	Pension			Postretirement		
	2025	2024	2023	2025	2024	2023
Service cost	$ 0	$ 0	$ 0	$ 5	$ 6	$ 54
Interest cost	33	29	31	26	31	48
Expected return on plan assets	(9)	(16)	(18)	0	0	0
Amortization of prior service cost	0	0	0	(8)	(12)	(31)
Recognized net actuarial loss (gain)	5	6	11	(86)	(77)	(36)
Effect of curtailment	0	0	0	0	(469)	0
Settlement of plan obligation	93	0	21	0	0	0
Total net periodic benefit cost	$ 122	$ 19	$ 45	$ (63)	$ (521)	$ 35

The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension			Postretirement		
	2025	2024	2023	2025	2024	2023
Discount rate	5.35 %	4.80 %	5.05 %	5.00 %	5.00 %	5.25 %
Expected return on plan assets	2.88 %	5.00 %	4.22 %	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	N/A	N/A

The weighted-average assumptions used to determine benefit obligations as of December 31, 2025 and 2024 are as follows:

	Pension		Postretirement	
	2025	2024	2025	2024
Discount rate	5.35 %	5.35 %	4.98 %	5.29 %
Rate of compensation increase	N/A	N/A	N/A	N/A

Estimated future benefit payments, including only estimated employer contributions for the postretirement plan, which reflect expected future service, are as follows:

(In Thousands)	Postretirement
2026	$ 55
2027	55
2028	56
2029	51
2030	47
2031-2035	206

The expected return on pension plan assets is a significant assumption used in the calculation of net periodic benefit cost. This assumption reflects the average long-term rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation.

C&N Bank's Wealth Management Department manages the investment of the pension plan assets. The Plan's securities include mutual funds invested principally in cash and cash equivalents. The fair values of plan assets are determined based on Level 1 inputs (as described in Note 21). The Plan's assets do not include any shares of the Corporation's common stock.

PROFIT SHARING AND DEFERRED COMPENSATION PLANS

The Corporation has a profit sharing plan that incorporates the deferred salary savings provisions of Section 401(k) of the Internal Revenue Code. The Corporation's matching contributions to the Plan depend upon the tax deferred contributions of employees. The Corporation's total basic and matching contributions were $1,562,000 in 2025, $1,468,000 in 2024 and $1,419,000 in 2023.

The Corporation has an Employee Stock Ownership Plan (ESOP). Contributions to the ESOP are discretionary, and the ESOP uses funds contributed to purchase Corporation stock for the accounts of ESOP participants. These purchases are made in the market (not directly from the Corporation), and employees are not permitted to purchase Corporation stock under the ESOP. The ESOP includes a diversification feature, which allows participants, upon reaching age 55 and 10 years of service (as defined), to sell up to 50% of their Corporation shares over a period of 6 years. As of December 31, 2025 and 2024, there were no shares allocated for repurchase by the ESOP.

Dividends paid on shares held by the ESOP are charged to retained earnings. All Corporation shares owned through the ESOP are included in the calculation of weighted-average shares outstanding for purposes of calculating earnings per share – basic and diluted. The ESOP held 614,083 shares of Corporation stock at December 31, 2025, 618,148 shares at December 31, 2024 and 579,567 shares at December 31, 2023, all of which had been allocated to Plan participants. The Corporation's contributions to the ESOP totaled $725,000 in 2025, $665,000 in 2024 and $1,244,000 in 2023.

The Corporation has a nonqualified supplemental deferred compensation arrangement with some of its key officers. Charges to operating expense for officers' supplemental deferred compensation were $274,000 in 2025, $223,000 in 2024 and $489,000 in 2023. The balance of the liability, which is included in accrued interest and other liabilities in the consolidated balance sheets, is $4,558,000 at December 31, 2025 and $3,164,000 at December 31, 2024.

In connection with the Susquehanna acquisition, the Corporation assumed deferred compensation arrangements with certain former Susquehanna officers who became employees of the Corporation, effective October 1, 2025. Under the terms of the agreement with one of the officers, payments accelerated as a result of the change in control, resulting in payments totaling $35,000 in 2025 with additional payment commitments totaling $206,000 in 2026, $206,000 in 2027 and $172,000 in 2028. The agreements with the other officers provide for payments to be made in monthly installments over 15-year periods, commencing upon retirement. The Corporation recorded expense of $15,000 related to these arrangements in 2025. The discount rates used to measure the liability associated with these obligations ranged from 3.93% to 4.73%. The balance of the liability, which is included in accrued interest and other liabilities in the consolidated balance sheets, is $1,853,000 at December 31, 2025.

In connection with an acquisition in 2020, the Corporation assumed an obligation to provide a supplemental retirement benefit to a former executive. Under the terms of the agreement, the executive or his heirs will receive monthly payments totaling $1 million over a 10-year period which started in October 2025. The Corporation recorded expense of $14,000 in 2025, $14,000 in 2024 and $13,000 in 2023, which is included in salaries and employee benefits in the consolidated statements of income, representing the effective interest cost on the obligation. The discount rate used to measure the liability is 1.5%. The balance of the liability, which is included in accrued interest and other liabilities in the consolidated balance sheets, is $908,000 at December 31, 2025 and $919,000 at December 31, 2024.

The Corporation also has a nonqualified deferred compensation plan that allows selected officers the option to defer receipt of cash compensation, including base salary and any cash bonuses or other cash incentives. This nonqualified deferred compensation plan does not provide for Corporation contributions.

STOCK-BASED COMPENSATION PLANS

At the Annual Meeting of Shareholders on April 20, 2023, the Citizens & Northern Corporation 2023 Equity Incentive Plan ("2023 Equity Incentive Plan") was approved. A total of 500,000 shares of common stock may be issued under the 2023 Equity Incentive Plan. Awards may be made to participating employees and independent directors under the 2023 Equity Incentive Plan in the form of qualified options ("Incentive Stock Options," as defined in the Internal Revenue Code), nonqualified options, restricted stock units or restricted stock, any or all of which can be granted with performance-based vesting conditions. At December 31, 2025, 357,936 shares of common stock were available to be issued under this plan.

Outstanding restricted stock awards granted prior to adoption of the 2023 Equity Incentive Plan, including awards made in 2023, are governed under the 1995 Stock Incentive Plan and the Independent Directors Stock Incentive Plan. The restricted stock awards in 2023 under the 1995 Stock Incentive Plan and the Independent Directors Stock Incentive Plan were the final awards under these plans.

Total stock-based compensation expense is as follows:

(In Thousands)	2025	2024	2023
Restricted stock	$ 1,287	$ 1,494	$ 1,472
Stock options	0	0	0
Total	$ 1,287	$ 1,494	$ 1,472

The following summarizes non-vested restricted stock activity for the year ended December 31, 2025:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2024	137,824	$ 21.80
Granted	56,417	$ 21.43
Vested	(63,139)	$ 22.69
Forfeited	(7,898)	$ 21.63
Outstanding, December 31, 2025	123,204	$ 21.19

Compensation cost related to restricted stock is recognized based on the market price of the stock at the grant date over the vesting period, adjusted for estimated and actual forfeitures. As of December 31, 2025, there was $1,352,000 total unrecognized compensation cost related to restricted stock, which is expected to be recognized over a weighted average period of 1.3 years.

In 2025 and 2024, the Corporation awarded shares of restricted stock under the Stock Incentive Plan, as follows:

	2025	2024
Time-based awards to independent directors	13,456	10,000
Time-based awards to employees	31,113	63,514
Performance-based awards to employees	11,848	19,346
Total	56,417	92,860

Time-based restricted stock awards granted to independent (non-employee) directors in 2025 and 2024 vest over one-year terms. Time-based restricted stock awards granted to employees in 2025 and 2024 vest ratably over three-year terms, subject to continued employment and satisfactory job performance. Performance-based restricted stock awards granted in 2025 and 2024 vest ratably over three-year terms, with vesting contingent upon meeting conditions based on the Corporation's earnings as specified in the agreements.

There were no stock options granted in 2025, 2024, or 2023. There was no stock option activity for 2025 and a summary of stock option activity for 2024 and 2023 is presented below.

	2024		2023	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	646	$ 20.45	10,564	$ 20.45
Granted	0	0	0	0
Exercised	0	0	(8,288)	$ 20.45
Forfeited	0	0	(1,630)	$ 20.45
Expired	(646)	$ 20.45	0	0
Outstanding, end of year	0	$ 0	646	$ 20.45
Options exercisable at year-end	0	$ 0	646	$ 20.45
Weighted-average fair value of options forfeited		$ N/A		$ 5.50

There were no outstanding stock options at December 31, 2025 and 2024. The total intrinsic value of options exercised was $14,000 in 2023.

In January 2026, the Corporation granted 57,618 shares of time-based restricted stock awards and 21,246 shares of performance-based restricted stock awards under the 2023 Equity Incentive Plan. The time-based shares vest ratably over three years while the performance-based restricted stock awards vest ratably over three years, with vesting contingent upon meeting earnings-related conditions specified in the agreements. The restricted stock awards made in January 2026 are not included in the tables above.

14. INCOME TAXES

The net deferred tax asset at December 31, 2025 and 2024 represents the following temporary difference components:

(In Thousands)	December 31, 2025	December 31, 2024
Deferred tax assets:		
Unrealized holding losses on securities	$ 6,531	$ 10,459
Allowance for credit losses on loans	6,765	4,400
Purchase accounting adjustments on loans	1,727	333
Deferred compensation	2,008	1,465
Operating leases liability	780	692
Deferred loan origination fees	712	697
Accrued incentive compensation	735	678
Net operating loss carryforward	305	423
Bank premises and equipment	56	0
Other deferred tax assets	1,708	1,520
Total deferred tax assets	21,327	20,667
Deferred tax liabilities:		
Core deposit intangibles	2,522	456
Right-of-use assets from operating leases	780	692
Bank premises and equipment	0	290
Mortgage servicing rights	210	0
Defined benefit plans - ASC 835	97	90
Other deferred tax liabilities	103	41
Total deferred tax liabilities	3,712	1,569
Deferred tax asset, net	$ 17,615	$ 19,098

The provision for income taxes for the year ended December 31, 2025 includes the following:

(In Thousands)	2025
Current expense:	$
Federal	2,171
State	327
Deferred expense:	
Federal	2,705
State	13
Total provision	$ 5,216

The Company operates exclusively in the United States and had no foreign income, foreign income tax expense, or foreign income taxes paid for the year ended December 31, 2025.

The provision for income taxes for the years ended December 31, 2024 and 2023 includes the following

(In Thousands)	2024	2023
Currently payable	$ 7,417	$ 5,499
Deferred	(1,504)	836
Total provision	$ 5,913	$ 6,335

A reconciliation of income tax at the statutory rate to the Corporation's effective rate is as follows:

(Dollars In Thousands)	2025 Amount	%	2024 Amount	%	2023 Amount	%
Federal at statutory rate	$ 6,015	21.0	$ 6,693	21.0	$ 6,401	21.0
State income tax, net of federal benefit	269 (a)	0.9	297	0.9	329	1.1
Nontaxable or nondeductible items:						
Tax-exempt interest income	(978)	(3.4)	(964)	(3.0)	(964)	(3.2)
Increase in cash surrender value and other income from life insurance, net	(398)	(1.4)	(369)	(1.2)	(586)	(1.9)
ESOP dividends	(150)	(0.5)	(144)	(0.5)	(143)	(0.5)
Surrender of bank-owned life insurance	0	0.0	0	0.0	950	3.1
Nondeductible interest expense	322	1.1	368	1.3	283	0.9
Other, net	136	0.5	32	0.1	65	0.3
Effective income tax provision	$ 5,216	18.2	$ 5,913	18.6	$ 6,335	20.8

(a) State taxes in New Jersey and New York State made up the majority (greater than 50 percent) of the tax effect in this category.

Income taxes paid by jurisdiction were as follows:

(Dollars In Thousands)	Year Ended December 31, 2025
Federal	$ 8,238
State:	
New Jersey	340
New York	187
Other	30
Total cash taxes paid	$ 8,795

The Corporation has a net operating loss ("NOL") available to be carried forward against future federal taxable income. Availability of the NOL does not expire; however, the amount is subject to an annual limitation under Code Section 382 and further limited annually to no more than 80% of taxable income without regard to the NOL. At December 31, 2025, the unused amount of the NOL is $1.6 million.

The Corporation has no unrecognized tax benefits, nor pending examination issues related to tax positions taken in preparation of its income tax returns. The Corporation is generally no longer subject to examination for returns prior to 2022.

15. RELATED PARTY TRANSACTIONS

Loans to executive officers, directors of the Corporation and its subsidiaries and any associates of the foregoing persons are as follows:

(In Thousands)	Beginning Balance	New Loans	Repayments	Other Changes	Ending Balance
11 directors, 11 executive officers 2025	$ 13,448	$ 571	(2,798)	237	$ 11,458
11 directors, 11 executive officers 2024	$ 13,975	$ 1,579	$ (2,212)	$ 106	$ 13,448
11 directors, 11 executive officers 2023	$ 14,504	$ 549	$ (823)	$ (255)	$ 13,975

In the table above, other changes represent net changes in the balance of existing lines of credit and transfers in and out of the related party category.

Deposits from related parties held by the Corporation amounted to $13,706,000 at December 31, 2025 and $12,259,000 at December 31, 2024.

16. OFF-BALANCE SHEET RISK

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit, interest rate or liquidity risk in excess of the amount recognized in the consolidated balance sheets. The contract amounts of these instruments express the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss from nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of these instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Financial instruments whose contract amounts represent credit risk at December 31, 2025 and 2024 are as follows:

(In Thousands)	December 31, 2025	December 31, 2024
Commitments to extend credit	$ 506,996	$ 380,003
Standby letters of credit	58,914	64,586

Commitments to extend credit are legally binding agreements to lend to customers. Commitments generally have fixed expiration dates or other termination clauses and may require payment of fees. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future liquidity requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation, for extensions of credit is based on management's credit assessment of the counterparty.

Standby letters of credit are conditional commitments issued by the Corporation guaranteeing performance by a customer to a third party. Those guarantees are issued primarily to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Some of the standby letters of credit are collateralized by real estate or other assets, and others are unsecured. The extent to which proceeds from liquidation of collateral would be expected to cover the maximum potential amount of future payments related to standby letters of credit is not estimable.

Standby letters of credit as of December 31, 2025 expire as follows:

Year of Expiration	(In Thousands)
2026	$ 58,545
2027	341
2028	28
Total	$ 58,914

Information related to the allowance for credit losses on off-balance sheet exposures is provided in Note 8.

17. OPERATING LEASE COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments

Operating leases in which the Corporation is the lessee are recorded as operating lease Right of Use ("ROU") assets and operating lease liabilities, included in other assets and other liabilities, respectively, on the consolidated balance sheets. The Corporation does not currently have any finance leases. Operating lease ROU assets represent the right to use an underlying asset during the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease.

The Corporation leases certain branch locations, office space and equipment. All leases are classified as operating leases. Operating lease expense, which is comprised of amortization of the ROU assets and the implicit interest accreted on the operating lease liability, is recognized on a straight line basis over the remaining lease term of the operating lease. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet and the related lease expense is recognized on a straight-line basis over the lease term.

Certain leases include options to renew, with renewal terms that can extend the lease term from one to eight years that are reasonably certain of being exercised. The discount rate used in determining the lease liability for each individual lease was the FHLB fixed advance rate which corresponded with the remaining lease term as of January 1, 2019 for leases that existed at adoption of ASU 2017-02 and as of the lease commencement date for leases subsequently entered into after January 1, 2019. At December 31, 2025, discount rates ranged from 1.27% to 4.88% with a weighted-average discount rate of 2.71%. At December 31, 2025, the weighted-average remaining lease term was 4.9 years. At December 31, 2024, the weighted-average discount rate was 1.96% and the weighted-average remaining lease term was 4.1 years.

At December 31, 2025, right-of-use assets of $3,579,000 were included in other assets, and the related lease liabilities totaling the same amount were included in accrued interest and other liabilities, in the consolidated balance sheets. At December 31, 2024, right of use assets and the related liabilities totaled $3,151,000.

In 2025, 2024 and 2023, operating lease expenses are included in the following line item of the consolidated statements of income:

(In Thousands)	2025	2024	2023
Net occupancy and equipment expense	$ 792	$ 666	$ 644
Total	$ 792	$ 666	$ 644

A maturity analysis of the Corporation's lease liabilities at December 31, 2025 is as follows:

(In Thousands)

Lease Payments Due

2026	$ 719
2027	638
2028	557
2029	509
2030	514
Thereafter	1,018
Total lease payments	3,955
Discount on cash flows	(376)
Total lease liabilities	$ 3,579

Litigation Matters

Class Action Litigation

On March 27, 2024, a putative class action lawsuit was filed in the US District Court for the Western District of Texas by investors in a purported Ponzi scheme operated by two individuals, one of whom maintained accounts at C&N Bank. The plaintiffs sued C&N Bank, along with another bank, and additional law firm and accounting firm defendants. The case was styled Goldovsky, et al. v. Rauld, et al. Plaintiffs asserted claims against C&N Bank and the other bank for aiding and abetting alleged violations of the Texas Securities Act, and additional claims against the legal and accounting professionals for statutory fraud, common law fraud, negligent misrepresentation, and knowing participation in breach of fiduciary duty.

C&N Bank filed motions to dismiss the Texas case for wont of personal jurisdiction and failure to state a claim. The Plaintiffs responded to those motions. By order of the District Court judge dated March 27, 2025, C&N Bank's motion to dismiss for wont of personal jurisdiction was granted.

Plaintiffs filed an application for certification of the Texas suit as a class action. On October 16, 2025, the District Court in Texas issued an order denying the plaintiffs' motion for class certification.

On May 23, 2025, C&N Bank was served with a complaint filed by *Goldovsky, et al* in the US District Court for the Middle District of Pennsylvania. The complaint was predicated upon Texas securities law, alleging substantially the same facts and asserting the same legal arguments as in the Texas case. C&N Bank filed motions to dismiss the Pennsylvania case. Plaintiffs filed a motion to certify the case as class action. C&N Bank filed its response brief in opposition to class certification in the Pennsylvania case on October 22, 2025. On December 30, 2025, the US District Judge for the Middle District of Pennsylvania issued an order dismissing the case with prejudice on the grounds that the complaint was filed after the statute of limitations had run. Plaintiffs had until January 29, 2026 to file a timely notice of appeal. No such notice was filed.

C&N Bank believes that it has substantial defenses against any additional actions the plaintiffs may initiate and intends to defend itself in the event of any such actions. Based on the information available to the Corporation, the Corporation does not believe at this time that a loss is probable in this matter, nor can a range of possible losses be determined. Accordingly, no liability has been recorded for this litigation matter in the accompanying consolidated financial statements. The Corporation's estimate may change from time to time, and actual losses could vary.

Other Matters

In the normal course of business, the Corporation is subject to pending and threatened litigation in which claims for monetary damages are asserted. In management's opinion, the Corporation's financial position and results of operations would not be materially affected by the outcome of these legal proceedings.

18. REGULATORY MATTERS

The Corporation and C&N Bank are subject to regulatory capital requirements administered by federal banking agencies. At December 31, 2024, management believed the Corporation met the conditions of the Federal Reserve's small bank holding company policy statement and was therefore excluded from consolidated capital requirements; however, C&N Bank was subject to regulatory capital requirements administered by the federal banking agencies. At December 31, 2025, the Corporation exceeded $3.0 billion in assets and, as a result, no longer qualifies as a small bank holding company under the Federal Reserve's policy statement.

Details concerning capital ratios at December 31, 2025 and 2024 are presented below. Management believes, as of December 31, 2025, that the Corporation and C&N Bank met all regulatory capital adequacy requirements and maintained a capital conservation buffer (described in more detail below) that allowed the Corporation and Bank to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers. The net unrealized loss on available-for-sale debt securities is not included in computing regulatory capital. Further, as reflected in the table below, the Corporation's and C&N Bank's capital ratios at December 31, 2025 and 2024 exceeded the Corporation's Board policy threshold levels.

(Dollars In Thousands)	Actual		Minimum Capital Requirement		Minimum To Maintain Capital Conservation Buffer at Reporting Date		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions		Minimum To Meet the Corporation's Policy Thresholds	
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025:										
Total capital to risk-weighted assets:										
Consolidated	$ 346,139	14.45 %	191,582	≥8 %	251,452	≥10.5 %	239,478	≥10 %	$ 263,425	≥11 %
C&N Bank	330,427	13.82 %	191,318	≥8 %	251,105	≥10.5 %	239,148	≥10 %	263,062	≥11 %
Tier 1 capital to risk-weighted assets:										
Consolidated	291,746	12.18 %	143,687	≥6 %	203,556	≥8.5 %	191,582	≥8 %	215,530	≥9 %
C&N Bank	300,983	12.59 %	143,489	≥6 %	203,275	≥8.5 %	191,318	≥8 %	215,233	≥9 %
Common equity tier 1 capital to risk-weighted assets:										
Consolidated	291,746	12.18 %	107,765	≥4.5 %	167,634	≥7.0 %	155,661	≥6.5 %	179,608	≥7.5 %
C&N Bank	300,983	12.59 %	107,616	≥4.5 %	167,403	≥7.0 %	155,446	≥6.5 %	179,361	≥7.5 %
Tier 1 capital to average assets:										
Consolidated	291,746	9.32 %	125,149	≥4 %	N/A	N/A	156,437	≥5 %	250,299	≥8 %
C&N Bank	300,983	9.66 %	124,597	≥4 %	N/A	N/A	155,747	≥5 %	249,195	≥8 %
December 31, 2024:										
Total capital to risk-weighted assets:										
Consolidated	$ 302,783	15.95 %	N/A	N/A	N/A	N/A	N/A	N/A	$ 208,779	≥11 %
C&N Bank	287,721	15.19 %	151,567	≥8 %	198,832	≥10.5 %	189,459	≥10 %	208,405	≥11 %
Tier 1 capital to risk-weighted assets:										
Consolidated	257,462	13.56 %	N/A	N/A	N/A	N/A	N/A	N/A	170,819	≥9 %
C&N Bank	267,231	14.10 %	113,675	≥6 %	161,040	≥8.5 %	151,567	≥8 %	170,513	≥9 %
Common equity tier 1 capital to risk-weighted assets:										
Consolidated	257,462	13.56 %	N/A	N/A	N/A	N/A	N/A	N/A	142,349	≥7.5 %
C&N Bank	267,231	14.10 %	85,256	≥4.5 %	132,621	≥7.0 %	123,148	≥6.5 %	142,094	≥7.5 %
Tier 1 capital to average assets:										
Consolidated	257,462	9.80 %	N/A	N/A	N/A	N/A	N/A	N/A	210,160	≥8 %
C&N Bank	267,231	10.23 %	104,514	≥4 %	N/A	N/A	130,642	≥5 %	209,027	≥8 %

Federal regulatory authorities impose a capital rule providing that, to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization subject to the rule must hold a capital conservation buffer composed of common equity tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to risk-weighted assets. At December 31, 2025, the minimum risk-based capital ratios, and the capital ratios including the capital conservation buffer, are as follows:

Minimum common equity tier 1 capital ratio	4.5 %
Minimum common equity tier 1 capital ratio plus capital conservation buffer	7.0 %
Minimum tier 1 capital ratio	6.0 %
Minimum tier 1 capital ratio plus capital conservation buffer	8.5 %
Minimum total capital ratio	8.0 %
Minimum total capital ratio plus capital conservation buffer	10.5 %

A banking organization with a buffer greater than 2.5% over the minimum risk-based capital ratios would not be subject to additional limits on dividend payments or discretionary bonus payments; however, a banking organization with a buffer less than 2.5% would be subject to increasingly stringent limitations as the buffer approaches zero. Also, a banking organization is prohibited from making dividend payments or discretionary bonus payments if its eligible retained income is negative in that quarter and its capital conservation buffer ratio was less than 2.5% as of the beginning of that quarter. Eligible net income is defined as net income for the four calendar quarters preceding the current calendar quarter, net of any distributions and associated tax effects not already reflected in net income. A summary of payout restrictions based on the capital conservation buffer is as follows:

Capital Conservation Buffer (as a % of risk-weighted assets)	Maximum Payout (as a % of eligible retained income)	
Greater than 2.5%	No payout limitation applies	
≤2.5% and >1.875%	60	%
≤1.875% and >1.25%	40	%
≤1.25% and >0.625%	20	%
≤0.625%	0	%

At December 31, 2025, the Corporation's Capital Conservation Buffer was 6.18% and C&N Bank's Capital Conservation Buffer was 5.82%.

Banking regulators limit the amount of dividends that may be paid by C&N Bank to the Corporation. Retained earnings against which dividends may be paid without prior approval of the banking regulators amounted to approximately $117,572,000 at December 31, 2025, subject to the minimum capital ratio requirements noted above.

Restrictions imposed by federal law prohibit the Corporation from borrowing from C&N Bank unless the loans are secured in specific amounts. Such secured loans to the Corporation are generally limited to 10% of C&N Bank's tangible stockholder's equity (excluding accumulated other comprehensive loss) or $29,496,000 at December 31, 2025.

19. PARENT COMPANY ONLY

The following is condensed financial information for Citizens & Northern Corporation:

CONDENSED BALANCE SHEET (In Thousands)		Dec. 31, 2025		Dec. 31, 2024
ASSETS				
Cash	$	18,079	$	16,013
Investment in subsidiaries:				
Citizens & Northern Bank		351,132		285,465
Citizens & Northern Investment Corporation		8,305		9,768
Bucktail Life Insurance Company		3,941		3,804
Other assets		473		136
TOTAL ASSETS	$	381,930	$	315,186
LIABILITIES AND STOCKHOLDERS' EQUITY				
Senior notes, net	$	14,970	$	14,899
Subordinated debt, net		24,949		24,831
Other liabilities		297		172
Stockholders' equity		341,714		275,284
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	381,930	$	315,186

CONDENSED INCOME STATEMENT AND COMPREHENSIVE INCOME

(In Thousands)		2025		2024		2023
Dividends from Citizens & Northern Bank	$	18,723	$	17,341	$	19,405
Dividends from Citizens & Northern Investment Corporation		1,900		1,500		1,800
Expenses		(1,758)		(1,644)		(2,003)
Income before equity in undistributed income of subsidiaries		18,865		17,197		19,202
Equity in undistributed income of subsidiaries		4,562		8,761		4,946
NET INCOME	$	23,427	$	25,958	$	24,148
COMPREHENSIVE INCOME	$	37,393	$	27,634	$	35,589

CONDENSED STATEMENT OF CASH FLOWS

(In Thousands)		2025		2024		2023
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income	$	23,427	$	25,958	$	24,148
Adjustments to reconcile net income to net cash provided by operating activities:						
Amortization of debt issuance costs		189		182		176
Equity in undistributed income of subsidiaries		(4,562)		(8,761)		(4,946)
(Increase) decrease in other assets		(260)		64		(167)
Increase (decrease) in other liabilities		35		(93)		97
Net Cash Provided by Operating Activities		18,829		17,350		19,308
CASH FLOWS FROM INVESTING ACTIVITIES,						
Net cash used in business combination		(252)		0		0
CASH FLOWS FROM FINANCING ACTIVITIES:						
Purchase of treasury stock		(218)		(629)		(6,784)
Dividends paid		(16,293)		(15,530)		(15,569)
Net Cash Used in Financing Activities		(16,511)		(16,159)		(22,353)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		2,066		1,191		(3,045)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		16,013		14,822		17,867
CASH AND CASH EQUIVALENTS, END OF YEAR	$	18,079	$	16,013	$	14,822
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION,						
Interest paid	$	1,312	$	1,305	$	1,234

20. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation is a party to derivative financial instruments. These financial instruments consist of interest rate swap agreements and risk participation agreements (RPAs) which contain master netting and collateral provisions designed to protect the party at risk.

Interest rate swaps with commercial loan banking customers were executed to facilitate their respective risk management strategies. Under the terms of these arrangements, the commercial banking customers effectively exchanged their floating interest rate exposures on loans into fixed interest rate exposures. Those interest rate swaps have been simultaneously economically hedged by offsetting interest rate swaps with a third party, such that the Corporation has effectively exchanged its fixed interest rate exposures for floating rate exposures. These derivatives are not designated as hedges and are not speculative. Rather, these derivatives result from a service provided to certain customers. As the interest rate swaps associated with this program do not meet the hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

The aggregate notional amount of interest rate swaps was $136,776,000 at December 31, 2025 and $141,940,000 at December 31, 2024. The Corporation originated one interest rate swap in the year ended December 31, 2025. The notional amount of the swap was $1,786,000 at December 31, 2025. Fee income on the interest swap originated in the year ended December 31, 2025 of $24,000 was included in other noninterest income in the consolidated statements of income. There were no interest rate swaps originated in 2024 and 2023. There were no gross amounts of interest rate swap-related assets and liabilities not offset in the consolidated balance sheets at December 31, 2025 and 2024.

The Corporation has entered into RPAs with other institutions as a means to assume a portion of the credit risk associated with loan structures which include derivative instruments, in exchange for fee income commensurate with the risk assumed. This type of derivative is referred to as an "RPA In." In addition, in an effort to reduce the credit risk associated with an interest rate swap agreement with a borrower for whom the Corporation has provided a loan structured with a derivative, the Corporation purchased an RPA from an institution participating in the facility in exchange for a fee commensurate with the risk shared. This type of derivative is referred to as an "RPA Out." The net impact on the consolidated statements of income from RPAs was an increase in other noninterest income of $11,000 in 2025, an increase in other noninterest income of $2,000 in 2024 and an increase in other noninterest income of $18,000 in 2023.

The table below presents the fair value of the Corporation's derivative financial instruments as well as their classification on the consolidated balance sheets at December 31, 2025 and 2024:

(In Thousands)	At December 31, 2025				At December 31, 2024			
	Asset Derivatives		Liability Derivatives		Asset Derivatives		Liability Derivatives	
	Notional Amount	Fair Value (1)	Notional Amount	Fair Value (2)	Notional Amount	Fair Value (1)	Notional Amount	Fair Value (2)
Interest rate swap agreements	$ 68,388	$ 1,318	$ 68,388	$ 1,318	$ 70,970	$ 2,385	$ 70,970	$ 2,385
RPA Out	6,823	2	0	0	6,957	2	0	0
RPA In	0	0	13,660	5	0	0	9,916	2

(1) Included in other assets in the consolidated balance sheets.
(2) Included in accrued interest and other liabilities in the consolidated balance sheets.

The Corporation's agreements with its derivative counterparties provide that if the Corporation defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Corporation could also be declared in default on its derivative obligations. Further, if the Corporation were to fail to maintain its status as a well or adequately capitalized institution, then the counterparties could terminate the derivative positions and the Corporation would be required to settle its obligations under the agreements. There was interest-bearing cash pledged as collateral against the Corporation's liability related to the interest rate swaps of $1,400,000 at December 31, 2025 and $1,090,000 at December 31, 2024.

21. FAIR VALUE MEASUREMENTS AND FAIR VALUES OF FINANCIAL INSTRUMENTS

The Corporation measures certain assets at fair value. Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. FASB ASC Topic 820, "Fair Value Measurements and Disclosures" establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs used in determining valuations into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Corporation for identical assets. These generally provide the most reliable evidence and are used to measure fair value whenever available.

Level 2 – Fair value is based on significant inputs, other than Level 1 inputs, that are observable either directly or indirectly for substantially the full term of the asset through corroboration with observable market data. Level 2 inputs include quoted market prices in active markets for similar assets, quoted market prices in markets that are not active for identical or similar assets and other observable inputs.

Level 3 – Fair value is based on significant unobservable inputs. Examples of valuation methodologies that would result in Level 3 classification include option pricing models, discounted cash flows and other similar techniques.

The Corporation monitors and evaluates available data relating to fair value measurements on an ongoing basis and recognizes transfers among the levels of the fair value hierarchy as of the date of an event or change in circumstances that affects the valuation method chosen. Examples of such changes may include the market for a particular asset becoming active or inactive, changes in the availability of quoted prices, or changes in the availability of other market data.

At December 31, 2025 and 2024, assets measured at fair value and the valuation methods used are as follows:

(In Thousands)	December 31, 2025			
	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
Recurring fair value measurements, assets:				
AVAILABLE-FOR-SALE DEBT SECURITIES:				
Obligations of the U.S. Treasury	$ 7,482	$ 0	$ 0	$ 7,482
Obligations of U.S. Government agencies	0	10,749	0	10,749
Bank holding company debt securities	0	34,076	0	34,076
Obligations of states and political subdivisions:				
Tax-exempt	0	98,359	0	98,359
Taxable	0	44,152	0	44,152
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:				
Residential pass-through securities	0	143,921	0	143,921
Residential collateralized mortgage obligations	0	63,707	0	63,707
Commercial mortgage-backed securities	0	92,631	0	92,631
Private label commercial mortgage-backed securities	0	3,489	0	3,489
Asset-backed securities,				
Collateralized loan obligations	0	8,009	0	8,009
Total available-for-sale debt securities	7,482	499,093	0	506,575
Marketable equity security	890	0	0	890
Servicing rights	0	0	3,893	3,893
RPA Out	0	2	0	2
Interest rate swap agreements, assets	0	1,318	0	1,318
Total recurring fair value measurements, assets	$ 8,372	$ 500,413	$ 3,893	$ 512,678
Recurring fair value measurements, liabilities:				
RPA In	$ 0	$ 5	$ 0	$ 5
Interest rate swap agreements, liabilities	0	1,318	0	1,318
Total recurring fair value measurements, liabilities	$ 0	$ 1,323	$ 0	$ 1,323
Nonrecurring fair value measurements, assets:				
Loans individually evaluated for credit loss, net	$ 0	$ 0	$ 2,629	$ 2,629
Foreclosed assets held for sale	0	0	189	189
Total nonrecurring fair value measurements, assets	$ 0	$ 0	$ 2,818	$ 2,818

(In Thousands)	December 31, 2024 Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Total Fair Value
Recurring fair value measurements, assets:				
AVAILABLE-FOR-SALE DEBT SECURITIES:				
Obligations of the U.S. Treasury	$ 7,118	$ 0	$ 0	$ 7,118
Obligations of U.S. Government agencies	0	9,025	0	9,025
Bank holding company debt securities	0	25,246	0	25,246
Obligations of states and political subdivisions:				
Tax-exempt	0	101,302	0	101,302
Taxable	0	42,506	0	42,506
Mortgage-backed securities issued or guaranteed by U.S. Government agencies or sponsored agencies:				
Residential pass-through securities	0	94,414	0	94,414
Residential collateralized mortgage obligations	0	49,894	0	49,894
Commercial mortgage-backed securities	0	64,501	0	64,501
Private label commercial mortgage-backed securities	0	8,374	0	8,374
Total available-for-sale debt securities	7,118	395,262	0	402,380
Marketable equity security	863	0	0	863
Servicing rights	0	0	2,782	2,782
RPA Out	0	2	0	2
Interest rate swap agreements, assets	0	2,385	0	2,385
Total recurring fair value measurements, assets	$ 7,981	$ 397,649	$ 2,782	$ 408,412
Recurring fair value measurements, liabilities,				
RPA In	$ 0	$ 2	$ 0	$ 2
Interest rate swap agreements, liabilities	0	2,385	0	2,385
Total recurring fair value measurements, liabilities	$ 0	$ 2,387	$ 0	$ 2,387
Nonrecurring fair value measurements, assets:				
Loans individually evaluated for credit loss, net	$ 0	$ 0	$ 136	$ 136
Foreclosed assets held for sale	0	0	181	181
Total nonrecurring fair value measurements, assets	$ 0	$ 0	$ 317	$ 317

Level 2 valuation techniques used to measure fair value for the financial instruments in the preceding tables are as follows:

Available-for-sale debt securities - Level 2 debt securities are valued by a third-party pricing service. The pricing service uses pricing models that vary based on asset class and incorporate available market information, including quoted prices of investment securities with similar characteristics. Because many fixed income securities do not trade on a daily basis, pricing models use available information, as applicable, through processes such as benchmark yield curves, benchmarking of like securities, sector groupings and matrix pricing.

Derivative instruments - Interest rate SWAP agreements, RPA Out and RPA In- The fair value of derivatives are based on valuation models using observable market data as of the measurement date, valued by a third-party pricing service using quantitative models that utilize multiple market inputs. The inputs include prices and indices to generate continuous yield or pricing curves, estimates of current and potential future credit exposure and calculated discounted cash flow factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services.

Management's evaluation and selection of valuation techniques and the unobservable inputs used in determining the fair values of assets valued using Level 3 methodologies include sensitive assumptions. Other market participants might use substantially different assumptions, which could result in calculations of fair values that would be substantially different than the amount calculated by management.

The following table shows quantitative information regarding significant techniques and inputs used at December 31, 2025 and 2024 for servicing rights assets measured using unobservable inputs (Level 3 methodologies) on a recurring basis:

Asset	Fair Value at 12/31/2025 (In Thousands)	Valuation Technique	Unobservable Input(s)		Method or Value As of 12/31/2025
Servicing rights	$ 3,893	Discounted cash flow	Discount rate	13.00 %	Rate used through modeling period
			Loan prepayment speeds	124.00 %	Weighted-average PSA

Asset	Fair Value at 12/31/2024 (In Thousands)	Valuation Technique	Unobservable Input(s)		Method or Value As of 12/31/2024
Servicing rights	$ 2,782	Discounted cash flow	Discount rate	13.00 %	Rate used through modeling period
			Loan prepayment speeds	116.00 %	Weighted-average PSA

The fair value of servicing rights is affected by expected future interest rates. Increases (decreases) in future expected interest rates tend to increase (decrease) the fair value of the Corporation's servicing rights because of changes in expected prepayment behavior by the borrowers on the underlying loans.

Following is a reconciliation of activity for Level 3 assets (servicing rights) measured at fair value on a recurring basis:

(In Thousands)	Years Ended December 31,		
	2025	2024	2023
Servicing rights balance, beginning of period	$ 2,782	$ 2,659	$ 2,653
Acquired servicing rights	963	0	0
Originations of servicing rights	406	287	206
Unrealized loss included in earnings	(258)	(164)	(200)
Servicing rights balance, end of period	$ 3,893	$ 2,782	$ 2,659

Loans are individually evaluated for credit loss when they do not share similar risk characteristics as similar loans within its loan pool. Foreclosed assets held for sale consist of real estate acquired by foreclosure. For individually evaluated loans secured by real estate and foreclosed assets held for sale, estimated fair values are determined primarily using values from third-party appraisals. Appraised values are discounted to arrive at the estimated selling price of the collateral, which is considered to be the estimated fair value. The discounts also include estimated costs to sell the property. The estimated fair value determined for individually evaluated loans secured by real estate and foreclosed assets held for sale used unobservable inputs (Level 3 methodologies).

At December 31, 2025 and 2024, quantitative information regarding significant techniques and inputs used for nonrecurring fair value measurements using unobservable inputs (Level 3 methodologies) are as follows:

(Dollars In Thousands) Asset	Balance at 12/31/2025	Valuation Allowance at 12/31/2025	Fair Value at 12/31/2025	Valuation Technique	Unobservable Inputs	Range (Weighted Average) Discount at 12/31/2025
Loans individually evaluated for credit loss:						
Commercial real estate - nonowner occupied	$ 1,423	$ 140	$ 1,283	Sales comparison	Discount to appraised value	18%-77% (66) %
Commercial real estate - owner occupied	485	266	219	Sales comparison	Discount to appraised value	34% (34) %
All other commercial Loans	3,493	2,366	1,127	Sales comparison	Discount to appraised value	0%-100% (82) %
Total loans individually evaluated for credit loss	$ 5,401	$ 2,772	$ 2,629			
Foreclosed assets held for sale - real estate:						
Residential (1-4 family)	$ 33	$ 0	$ 33	Sales comparison	Discount to appraised value	62%-84% (72) %
Commercial real estate	156	0	156	Sales comparison	Discount to appraised value	18%-77% (34) %
Total foreclosed assets held for sale	$ 189	$ 0	$ 189			

(Dollars In Thousands) Asset	Balance at 12/31/2024	Valuation Allowance at 12/31/2024	Fair Value at 12/31/2024	Valuation Technique	Unobservable Inputs	Range (Weighted Average) Discount at 12/31/2024
Loans individually evaluated for credit loss:						
Commercial real estate - owner occupied	$ 258	$ 122	$ 136	Sales comparison & SBA guaranty	Discount to appraised value	95% (95) %
Total loans individually evaluated for credit loss	$ 258	$ 122	$ 136			
Foreclosed assets held for sale - real estate:						
Residential (1-4 family)	$ 25	$ 0	$ 25	Sales comparison	Discount to appraised value	62% (62) %
Commercial real estate	156	0	156	Sales comparison	Discount to appraised value	18%-77% (34) %
Total foreclosed assets held for sale	$ 181	$ 0	$ 181			

Certain of the Corporation's financial instruments are not measured at fair value in the consolidated financial statements. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Certain financial instruments and all nonfinancial instruments are excluded from disclosure requirements. Therefore, the aggregate fair value amounts presented may not represent the underlying fair value of the Corporation.

The estimated fair values, and related carrying amounts, of the Corporation's financial instruments that are not recorded at fair value are as follows:

(In Thousands)	Fair Value Hierarchy Level	December 31, 2025		December 31, 2024	
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:					
Cash and cash equivalents	Level 1	$ 44,706	$ 44,706	$ 123,574	$ 123,574
Certificates of deposit	Level 2	1,350	1,331	2,600	2,513
Restricted equity securities (included in other assets)	N/A	26,623	26,623	21,567	N/A
Loans, net	Level 3	2,323,317	2,261,934	1,875,813	1,789,044
Accrued interest receivable	Level 2	11,594	11,594	8,735	8,735
Financial liabilities:					
Deposits with no stated maturity	Level 2	1,958,011	1,958,011	1,609,552	1,609,552
Time deposits	Level 2	606,705	603,494	484,357	484,900
Short-term borrowings	Level 2	28,618	28,618	2,488	2,488
Long-term borrowings - FHLB advances	Level 2	120,935	122,211	165,451	165,616
Senior notes, net	Level 2	14,970	14,751	14,899	13,579
Subordinated debt, net	Level 2	24,949	23,361	24,831	21,051
Accrued interest payable	Level 2	1,744	1,744	1,771	1,771

22. SEGMENT REPORTING

The Corporation's one reportable segment is determined by the President and Chief Executive Officer, who is the designated chief operating decision maker, based upon information provided about the Corporation's products and services offered, primarily community banking operations. The chief operating decision maker uses consolidated net income to assess performance by comparing to and monitoring against budget and prior year results. In addition, the chief operating decision maker uses the consolidated net income to benchmark the Corporation against its competitors. This information is used to manage resources to drive business and net earnings growth, including investment in key strategic priorities, as well as determine the Corporation's ability to return capital to shareholders. Loans, investments, deposits and assets held in a fiduciary or custodial capacity provide the revenues in the banking operation. Interest expense, provisions for credit losses, and payroll provide the significant expenses in the banking operation. All operations are domestic.

Accounting policies for segments are the same as those described in Note 1. Segment performance is evaluated using consolidated net income.

(In Thousands)	Year Months Ended		
	December 31, 2025	December 31, 2024	December 31, 2023
Interest income	$ 139,217	$ 128,078	$ 113,504
Interest expense	47,364	48,963	33,104
Net interest income	91,853	79,115	80,400
Provision for credit losses	6,073	2,195	186
Net interest income after provision for credit losses	85,780	76,920	80,214
Other income:			
Other noninterest income	30,814	29,209	27,453
Realized gains (losses) on available-for-sale debt securities, net	38	0	(3,036)
Total other income	30,852	29,209	24,417
Other noninterest expense:			
Salaries and employee benefits	47,386	44,930	44,195
Merger-related expenses	7,940	0	0
Other segment expenses (1)	32,663	29,328	29,953
Total noninterest expense	87,989	74,258	74,148
Income before income tax provision	28,643	31,871	30,483
Income tax provision	5,216	5,913	6,335
NET INCOME	$ 23,427	$ 25,958	$ 24,148

(1) Other segment expenses included expenses for professional fees, data processing and telecommunication, net occupancy and equipment, automated teller machine and interchange, Pennsylvania shares tax and other noninterest expenses.

The Corporation's segment assets represent the total assets as presented on the Consolidated Balance Sheets at December 31, 2025 and 2024.

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors of Citizens & Northern Corporation
Wellsboro, Pennsylvania

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Citizens & Northern Corporation (the "Corporation") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the "financial statements"). We also have audited the Corporation's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Corporation's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's financial statements and an opinion on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

As permitted, the Corporation has excluded the operations of Susquehanna Community Financial, Inc. acquired during 2025, which is described in Note 3 of the consolidated financial statements, from the scope of management's report on internal control over financial reporting. As such, it has also been excluded from the scope of our audit of internal control over financial reporting. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses on Loans – Qualitative Factors

The allowance for credit losses (the "ACL") as described in Notes 1 and 8 is an accounting estimate of expected credit losses over the estimated life of loans. The Corporation's loan portfolio, measured at amortized cost, is presented at the net amount expected to be collected. Estimates of expected credit losses for loans are based on historical experience, current conditions and reasonable and supportable forecasts over the life of the loans.

The Corporation measures expected credit losses on pooled loans when similar risk characteristics exist using the weighted-average remaining maturity model, which includes an additional expected credit loss based on reasonable and supportable forecast. The Corporation adjusts its quantitative model for certain qualitative factors that are deemed likely to cause estimated credit losses to differ from the conditions that existed for the period over which historical information was evaluated.

Auditing the qualitative factors included in the allowance for credit losses on loans was identified by us as a critical audit matter because of the extent of auditor judgment and significant audit effort to evaluate the significant subjective and complex judgments made by management related to the determination of the qualitative factors used in the calculation.

The primary procedures performed to address this critical audit matter included:

o   Testing the effectiveness of management's controls addressing the evaluation and reasonableness of the qualitative framework and its inclusion in the appropriateness of the overall calculation.
o   Testing of the effectiveness of management's controls addressing the evaluation of the appropriateness of significant assumptions and judgements used in the determination of qualitative factors and the relevance and reliability of data used in the qualitative factors.
o   Substantive testing of the appropriateness of the qualitative framework, including evaluation of the reasonableness of the significant assumptions and judgments applied in developing the qualitative factors as well as the relevance and reliability of data used in the qualitative factors.
o   Substantive testing of the appropriateness of the calculation of qualitative factors.

Business Combination – Fair Value of Acquired Loans

As more fully described in Notes 1 and 3, the Corporation completed the acquisition of Susquehanna Community Financial, Inc. for stock and cash consideration totaling approximately $44,643,000 on October 1, 2025. Accounting for an acquisition requires management to record the assets acquired and liabilities assumed at fair value. The estimation of fair values related to acquired loans required management to make significant judgments and assumptions. Significant assumptions included loss rates, recovery lag, prepayment speeds, and discount rates. The acquired loans were initially recorded at $386,514,000.

We identified auditing the fair value of acquired loans as a critical audit matter because it involved especially subjective auditor judgment and audit effort to evaluate the significant judgments made by management, including the need for professionals with specialized skill and knowledge.

The primary procedures performed to address this critical audit matter included:

o   Testing the effectiveness of management's controls addressing the evaluation of the appropriateness of methods and assumptions applied in the estimate of fair value over the acquired loans.
o   Testing the effectiveness of management's controls addressing the evaluation of the relevance and reliability of data used in the valuation of acquired loans.
o   Substantive testing of the estimate of the fair value of acquired loans, including developing independent expectations and applying those independently-developed significant assumptions in the calculation with the assistance of professionals with specialized skill and knowledge.
o   Substantive testing to evaluate the relevance and reliability of data used in the valuation of acquired loans

/s/Crowe LLP

We have served as the Corporation's auditor since 2024.

Columbus, Ohio
March 6, 2026

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors of
Citizens & Northern Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows of Citizens & Northern Corporation and subsidiaries (the "Corporation") for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the Corporation's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit of the financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Baker Tilly US, LLP

We served as the Corporation's auditor from 1979 to 2024.

Pittsburgh, Pennsylvania
March 11, 2024,

Except for Note 22, as to which the date is March 6, 2025

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

The Corporation's management, under the supervision of and with the participation of the Corporation's Chief Executive Officer and Chief Financial Officer, has carried out an evaluation of the design and effectiveness of the Corporation's disclosure controls and procedures as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934 as of the end of the period covered by this report. This evaluation did not include an assessment of those disclosure controls and procedures that are involved in, and did not include an assessment of, internal control over financial reporting as it relates to Susquehanna Community Financial, Inc. ("Susquehanna"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Corporation's disclosure controls and procedures are effective to ensure that all material information required to be disclosed in reports the Corporation files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms.

Except as described in the following paragraph, there were no significant changes in the Corporation's internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that are reasonably likely to affect, our internal control over financial reporting.

The Susquehanna acquisition was completed October 1, 2025, and during the last three months of 2025 the Corporation has been engaged in integrating processes and internal control over financial reporting for the former Susquehanna locations into those of the Corporation. Through December 7, 2025, information related to former Susquehanna loans, deposits and other customer data was processed using Susquehanna's legacy computer system. Effective December 8, 2025, the integration of Susquehanna's core customer data system into the Corporation's system was completed. Though completion of the Susquehanna core system conversion was a significant milestone, at December 31, 2025, the Corporation's management had not yet completed changes to processes, information technology systems and other components of internal control over financial reporting as part of integration activities.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's management is responsible for establishing and maintaining effective internal control over financial reporting, as that term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Corporation's system of internal control over financial reporting has been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The Corporation's internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Corporation's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of the Corporation's management and directors; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The Corporation acquired Susquehanna effective October 1, 2025. Management excluded from its assessment of the Corporation's internal control over financial reporting, as of December 31, 2025, Susquehanna's internal control over financial reporting associated with assets of approximately 13% of the Corporation's consolidated total assets, and interest income and noninterest income of approximately 4% of the Corporation's consolidated total interest income and noninterest income, as of and for the year ended December 31, 2025.

The Corporation's management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2025, based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control – Integrated Framework* (2013). Based on that assessment, we concluded that, as of December 31, 2025, the Corporation's internal control over financial reporting is effective based on the criteria established in *Internal Control – Integrated Framework* (2013).

Crowe LLP, the independent registered public accounting firm that audited the Corporation's consolidated financial statements, has issued an audit report on the Corporation's internal control over financial reporting as of December 31, 2025.

March 6, 2026	By: /s/ J. Bradley Scovill
Date	President and Chief Executive Officer

March 6, 2026	By: /s/ Mark A. Hughes
Date	Treasurer and Chief Financial Officer

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, no director or officer of the Corporation adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(a) of Regulation S-K.

There was no information the Corporation was required to disclose in a report on Form 8-K during the fourth quarter 2025 that was not disclosed.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning Directors and Executive Officers is incorporated herein by reference to disclosure under the captions "Proposal 1 – Election of Directors," "Executive Officers," "Information Concerning Security Ownership" and "Meetings and Committees of the Board of Directors" of the Corporation's proxy statement dated March 13, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

The Corporation's Board of Directors has adopted a Code of Ethics, available on the Corporation's web site at www.cnbankpa.com for the Corporation's employees, officers and directors. (The provisions of the Code of Ethics are also included in the Corporation's employee handbook.)

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated herein by reference to disclosure under the captions "Compensation Discussion and Analysis" and "Executive Compensation Tables" of the Corporation's proxy statement dated March 13, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference to disclosure under the caption "Beneficial Ownership of Executive Officers and Directors" of the Corporation's proxy statement dated March 13, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

"Equity Compensation Plan Information" as required by Item 201(d) of Regulation S-K is incorporated by reference herein from Item 5 (Market for Registrant's Common Equity and Related Stockholder Matters) of this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning loans and deposit balances with Directors and Executive Officers is provided in Note 15 to the Consolidated Financial Statements, which is included in Part II, Item 8 of this Annual Report on Form 10-K. Additional information, including information concerning director independence, is incorporated herein by reference to disclosure appearing under the captions "Director Independence" and "Related Person Transactions and Policies" of the Corporation's proxy statement dated March 13, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information concerning services provided by the Corporation's independent auditor Crowe LLP, the audit committee's pre-approval policies and procedures for such services, and fees paid by the Corporation to that firm, is incorporated herein by reference to disclosure under the caption "Fees of Independent Public Accountants" of the Corporation's proxy statement dated March 13, 2026 for the annual meeting of stockholders to be held on April 23, 2026.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1). The following consolidated financial statements are set forth in Part II, Item 8:

	Page
Report of Independent Registered Public Accounting Firm (PCAOB ID: 173)	95-97
Report of Predecessor Auditor (PCAOB ID: 23)	98
Financial Statements:	
Consolidated Balance Sheets - December 31, 2025 and 2024	42
Consolidated Statements of Income - Years Ended December 31, 2025, 2024 and 2023	43
Consolidated Statements of Comprehensive Income - Years Ended December 31, 2025, 2024 and 2023	44
Consolidated Statements of Changes in Stockholders' Equity - Years Ended December 31, 2025, 2024 and 2023	45
Consolidated Statements of Cash Flows - Years Ended December 31, 2025, 2024 and 2023	46
Notes to Consolidated Financial Statements	47-94

(a) (2) Financial statement schedules are not applicable or included in the financial statements or related notes.

2. Plan of acquisition, reorganization, arrangement, liquidation or succession:	
2.1 Agreement and Plan of Merger dated April 23, 2025, between the Corporation and Susquehanna Community Financial, Inc.	Incorporated by reference to Exhibit 2.1 of the Corporation's Form 8-K filed April 23, 2025
3.1 Articles of Incorporation	Incorporated by reference to Exhibit 3.1 of the Corporation's Form 10-Q filed May 6, 2022

3.2 By-laws	Incorporated by reference to Exhibit 3.1 of the Corporation's Form 8-K filed February 18, 2022
4. Instruments defining the rights of securities holders, including Indentures:	
4.1 Indenture, dated May 19, 2021 between Citizens & Northern Corporation and UMB Bank, National Association, as trustee	Incorporated by reference to Exhibit 4.1 of the Corporation's Form 8-K filed May 19, 2021
4.2 Form of Subordinated Note	Incorporated by reference to Exhibit A-2 to Exhibit 4.1 of the Corporation's Form 8-K filed May 19, 2021
4.3 Form of Senior Note	Incorporated by reference to Exhibit 4.3 of the Corporation's Form 8-K filed May 19, 2021
4.4 Description of registrant's securities	Incorporated by reference to Exhibit 4.(vi) of the Corporation's Form 10-K filed February 20, 2020
10. Material contracts:	
10.1 Form of Time-Based Restricted Stock agreement dated January 30, 2026 between the Corporation and Executive Officers pursuant to the Citizens & Northern Corporation 2023 Equity Incentive Plan	Filed herewith
10.2 Form of Performance-Based Restricted Stock Agreement dated January 30, 2026 between the Corporation and Executive Officers pursuant to the Citizens & Northern Corporation 2023 Equity Incentive Plan	Filed herewith
10.3 Restricted Stock Agreement dated November 21, 2025 between the Corporation and Christian C. Trate	Filed herewith
10.4 Restricted Stock Agreement dated July 30, 2024 between the Corporation and J. Bradley Scovill	Incorporated by reference to Exhibit 10.1 filed with the Corporation's Form 8-K on July 31, 2024
10.5 2026 Annual Performance Incentive Award Plan	Filed herewith
10.6 2026 Annual Performance Incentive Award Plan - Mortgage Lenders	Filed herewith
10.7 First Amendment to Deferred Compensation Agreement dated June 17, 2021	Incorporated by reference to Exhibit 10.9 filed with Corporation's Form 10-K on February 22, 2022
10.8 Deferred Compensation Agreement dated December 17, 2015	Incorporated by reference to Exhibit 10.8 filed with Corporation's Form 10-K on February 15, 2018
10.9 Employment Agreement dated April 23, 2025 between the Corporation and David S. Runk	Filed herewith
10.10 Separation Agreement dated April 23, 2025 between the Corporation and David S. Runk	Filed herewith

10.11 Amended and Restated Employment Agreement dated May 22, 2024 between the Corporation and J. Bradley Scovill	Incorporated by reference to Exhibit 10.1 filed with Corporation's Form 8-K on May 28, 2024
10.12 Employment agreement dated September 19, 2013 between the Corporation and Mark A. Hughes	Incorporated by reference to Exhibit 10.2 filed with Corporation's Form 8-K on September 19, 2013
10.13 Employment agreement dated September 19, 2013 between the Corporation and Harold F. Hoose, III	Incorporated by reference to Exhibit 10.3 filed with Corporation's Form 8-K on September 19, 2013
10.14 Employment agreement dated December 18, 2019 between the Corporation and Blair T. Rush	Incorporated by reference to Exhibit 10.15 filed with Corporation's Form 10-K on March 5, 2021
10.15 Employment agreement dated April 6, 2021 between the Corporation and Alexander Balagour	Incorporated by reference to Exhibit 10.1 filed with Corporation's Form 10-Q on August 6, 2021
10.16 Employment agreement dated February 1, 2023 between the Corporation and Kelley A. Cwiklinski	Incorporated by reference to Exhibit 10.1 filed with Corporation's Form 10-Q on May 5, 2023
10.17 Form of Indemnification Agreement dated September 20, 2018 between the Corporation and J. Bradley Scovill	Incorporated by reference to Exhibit 10.1 filed with Corporation's Form 10-Q on November 1, 2018
10.18 Form of Indemnification Agreement dated January 9, 2018 between the Corporation and Tracy E. Watkins	Incorporated by reference to Exhibit 10.6 filed with Corporation's Form 10-K on February 15, 2018
10.19 Form of Indemnification Agreement dated February 11, 2015 between the Corporation and Stan R. Dunsmore	Incorporated by reference to Exhibit 10.9 filed with Corporation's Form 10-K on February 26, 2015
10.20 Form of Indemnification Agreement dated January 19, 2011 between the Corporation and John M. Reber	Incorporated by reference to Exhibit 10.8 filed with Corporation's Form 10-K on March 1, 2011
10.21 Form of Indemnification Agreements dated May 2004 between the Corporation and the Directors and certain officers	Incorporated by reference to Exhibit 10.1 filed with Corporation's Form 10-K on March 14, 2005
10.22 Form of Indemnification Agreement dated February 16, 2021 between the Corporation and Blair T. Rush	Incorporated by reference to Exhibit 10.23 filed with Corporation's Form 10-K on March 5, 2021
10.23 Change in Control Agreement dated January 9, 2018 between the Corporation and Tracy E. Watkins	Incorporated by reference to Exhibit 10.7 filed with Corporation's Form 10-K on February 15, 2018
10.24 Change in Control Agreement dated March 17, 2015 between the Corporation and Stan R. Dunsmore	Incorporated by reference to Exhibit 10.1 filed with Corporation's Form 10-Q on May 8, 2015
10.25 Change in Control Agreement dated January 20, 2005 between the Corporation and John M. Reber	Incorporated by reference to Exhibit 10.18 filed with Corporation's Form 10-K on February 18, 2016
10.26 Change in Control Agreement dated December 31, 2003 between the Corporation and Thomas L. Rudy, Jr.	Incorporated by reference to Exhibit 10.2 filed with the Corporation's Form 10-K on March 14, 2005

10.27 Fifth Amendment to Citizens & Northern Corporation Stock Incentive Plan	Incorporated by reference to Exhibit 10.1 filed with Form 8-K on December 21, 2018
10.28 Fourth Amendment to Citizens & Northern Corporation Stock Incentive Plan and Annual Incentive Plan	Incorporated by reference to Exhibit 10.6 filed with Corporation's Form 8-K on September 19, 2013
10.29 Third Amendment to Citizens & Northern Corporation Stock Incentive Plan	Incorporated by reference to Exhibit A to the Corporation's proxy statement dated March 18, 2008 for the annual meeting of stockholders held on April 15, 2008
10.30 Second Amendment to Citizens & Northern Corporation Stock Incentive Plan	Incorporated by reference to Exhibit 10.5 filed with the Corporation's Form 10-K on March 10, 2004
10.31 First Amendment to Citizens & Northern Corporation Stock Incentive Plan	Incorporated by reference to Exhibit 10.6 filed with the Corporation's Form 10-K on March 10, 2004
10.32 Citizens & Northern Corporation Stock Incentive Plan	Incorporated by reference to Exhibit 10.7 filed with the Corporation's Form 10-K on March 10, 2004
10.33 Second Amendment to Citizens & Northern Independent Directors Stock Incentive Plan	Incorporated by reference to Exhibit 10.2 filed with Form 8-K on December 21, 2018
10.34 First Amendment to Citizens & Northern Corporation Independent Directors Stock Incentive Plan	Incorporated by reference to Exhibit B to the Corporation's proxy statement dated March 18, 2008 for the annual meeting of stockholders held on April 15, 2008
10.35 Citizens & Northern Corporation Independent Directors Stock Incentive Plan	Incorporated by reference to Exhibit A to the Corporation's proxy statement dated March 19, 2001 for the annual meeting of stockholders held on April 17, 2001.
10.36 Citizens & Northern Corporation 2023 Equity Incentive Plan	Incorporated by reference to Exhibit A to the Corporation's proxy statement dated March 10, 2023 for the annual meeting of stockholders held on April 20, 2023
10.37 Citizens & Northern Corporation Supplemental Executive Retirement Plan (as amended and restated)	Incorporated by reference to Exhibit 10.21 filed with the Corporation's Form 10-K on March 6, 2009
10.38 Form of Indemnification Agreements dated May 24, 2018 between the Corporation and Directors Bobbi J. Kilmer, Terry L. Lehman, Frank G. Pellegrino and Aaron K. Singer	Incorporated by reference to Exhibit 10.1 filed with the Corporation's Form 10-Q filed August 6, 2018
10.39 Form of Indemnification Agreement dated July 16, 2020 between the Corporation and Stephen M. Dorwart	Incorporated by reference to Exhibit 10.4 filed with the Corporation's Form 10-Q on August 6, 2020
10.40 Form of Indemnification Agreement dated July 16, 2020 between the Corporation and Robert G. Loughery	Incorporated by reference to Exhibit 10.5 filed with the Corporation's Form 10-Q on August 6, 2020
10.41 Form of Indemnification Agreement dated April 27, 2021 between the Corporation and Helen S. Santiago	Incorporated by reference to Exhibit 10.2 filed with the Corporation's Form 10-Q on August 6, 2021
10.42 Form of Indemnification Agreement dated July 12, 2021 between the Corporation and Kate Shattuck	Incorporated by reference to Exhibit 10.1 filed with the Corporation's Form 10-Q on November 8, 2021

14. Code of ethics	The Code of Ethics is available through the Corporation's website at www.cnbankpa.com. To access the Code of Ethics, click on "About," "Investor Relations," "Corporate Governance Policies," and "Code of Ethics."
19. Citizens & Northern Corporation Insider Trading Policy	Filed herewith
21. Subsidiaries of the registrant	Filed herewith
23.1 Consent of Crowe LLP	Filed herewith
23.2 Consent of Baker Tilly US, LLP	Filed herewith
31. Rule 13a-14(a)/15d-14(a) certifications:	
31.1 Certification of Chief Executive Officer	Filed herewith
31.2 Certification of Chief Financial Officer	Filed herewith
32. Section 1350 certifications	Filed herewith
97 Executive Compensation Recoupment Policy	Incorporated by reference to Exhibit 10.5 filed with Corporation's Form 8-K on September 19, 2013
101.INS Inline XBRL Instance Document.	Filed herewith
101.SCH Inline XBRL Schema Document.	Filed herewith
101.CAL Inline XBRL Calculation Linkbase Document.	Filed herewith
101.DEF Inline XBRL Definition Linkbase Document.	Filed herewith
101.LAB Inline XBRL Label Linkbase Document.	Filed herewith
101.PRE Inline XBRL Presentation Linkbase Document.	Filed herewith
104. Cover Page Interactive Data File (Formatted as Inline XBRL and contained in Exhibit 101)	Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ J. Bradley Scovill
President and Chief Executive Officer

Date: March 6, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ J. Bradley Scovill (Director and Chief Executive Officer, Principal Executive Officer) J. Bradley Scovill Date: March 6, 2026	/s/ Terry L. Lehman, Director Terry L. Lehman Date: March 6, 2026
/s/ Mark A. Hughes (Executive Vice President, Treasurer and Chief Financial Officer, Principal Accounting Officer and Principal Financial Officer) Mark A. Hughes Date: March 6, 2026	/s/ Frank G. Pellegrino, Director Frank G. Pellegrino Date: March 6, 2026
/s/ Stephen M. Dorwart, Director Stephen M. Dorwart Date: March 6, 2026	/s/ Helen S. Santiago, Director Helen S. Santiago Date: March 6, 2026
/s/ Robert G. Loughery, Director Robert G. Loughery Date: March 6, 2026	/s/ Kate Shattuck, Director Kate Shattuck Date: March 6, 2026
/s/ Bobbi J. Kilmer, Director Bobbi J. Kilmer Date: March 6, 2026	/s/ Aaron K. Singer, Director Aaron K. Singer Date: March 6, 2026
/s/ Leo F. Lambert, Director Leo F. Lambert Date: March 6, 2026	/s/ Christian C. Trate, Director Christian C. Trate Date: March 6, 2026